

2010 **Annual Report**


EST 1977
ExtraSpace
Storage



proven performance

financial highlights

SELECTED DATA

Dollars in thousands, except share data

Year Ended December 31,	2010	2009	2008
OPERATING DATA:			
Total revenues	$ 281,497	$ 280,146	$ 272,731
Property operating expenses	$ 86,165	$ 88,935	$ 84,522
General and administrative expenses	$ 44,428	$ 40,224	$ 39,388
Depreciation and amortization	$ 50,349	$ 52,403	$ 49,566
Interest expense	$ 65,780	$ 69,818	$ 68,671
Equity in earnings of real estate ventures	$ 6,753	$ 6,964	$ 6,932
Net income	$ 33,374	$ 39,093	$ 43,349
OTHER DATA:			
FFO[1] – diluted	$ 83,724	$ 90,283	$ 90,875
Weighted average number of shares – diluted	92,050,453	91,082,834	82,352,988
Cash dividends paid per common share	$ 0.40	$ 0.38	$ 1.00
Same-store property occupancy at year-end	84.8%	83.2%	82.5%
BALANCE SHEET DATA:			
Total assets	$ 2,248,468	$ 2,407,556	$ 2,291,008
Total debt	$ 1,246,918	$ 1,402,977	$ 1,286,820
Noncontrolling interests	$ 57,670	$ 62,040	$ 68,023
Total stockholders' equity	$ 881,401	$ 884,179	$ 878,770

(1) FFO provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. We believe FFO is a meaningful disclosure as a supplement to net earnings. Net earnings assume that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. The values of real estate assets fluctuate due to market conditions and we believe FFO more accurately reflects the value of our real estate assets. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as net income computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains or losses on sales of operating properties, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. We believe that to further understand our performance, FFO should be considered along with the reported net income and cash flows in accordance with GAAP, as presented in the consolidated financial statements. The computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income as an indication of our performance, as an alternative to net cash flow from operating activities as a measure of our liquidity, or as an indicator of our ability to make cash distributions.

TOTAL RETURN PERFORMANCE



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Extra Space Storage Inc.
S&P 500
FTSE NAREIT Equity REITs



Spencer F. Kirk
Chairman and CEO
Extra Space Storage Inc.

ceo letter

proven performance

Dear Fellow Shareholders,

For Extra Space Storage, 2010 can be summed up in two words: proven performance.

We've proven that the self-storage industry is recession resistant. As a need-based business, ours was one of the last to feel the chill of the economic downturn – and in 2010, our sector began growing moderately again across the board.

Coming out of the recession, Extra Space Storage has outperformed its peers. Our success comes from our focus on the "three P's" – having the best people, the best properties and the best platform in the business.

Another proof point: we succeeded in withstanding the tight credit market and strengthened our balance sheet, even in the face of continued lending restrictions. At the same time, we grew thanks to our capabilities in revenue management, online marketing, and advanced operational processes and strategies.

As a result, we've set a new standard for our industry, firmly establishing ourselves as a leading real estate investment trust (REIT).

Exceeding expectations

In 2010, we returned to positive operating results, after ending 2009 down by 4.3% in net operating income (NOI). During the depths of the recession everything in America was on sale, and so was self storage. In 2009, we had to discount our prices to keep the customers coming into our stores and renting space. Now, I am pleased to report that pricing power has returned. Rental rates are back to pre-recession levels. Occupancy is nearing normal levels, and on all fronts it appears that our business has bounced back.



For the past 20 quarters, we have led the sector in average same-store revenue and NOI growth. We succeeded in increasing our occupancy to 84.8% at year-end 2010, up 1.9% from year-end 2009. As a result, we increased our same-store revenue 2.1% during the year, to $224.8 million in 2010 from $220.1 million in 2009. Meanwhile, we cut same-store expenses by 1.1% in 2010. Our top-line growth, coupled with our constant focus on containing costs, enabled us to increase our same-store NOI by 3.9%, to $147.8 million in 2010 up from $142.2 million in 2009. We generated Funds from Operations (FFO) of $0.91 per share in 2010 – an impressive performance in what remains a challenging economy.

I want to congratulate our entire team for exceeding expectations. We have performed in part by continuously focusing on containing costs at the site level. At the same time, we have demonstrated our ability to grow our revenues by optimizing our Internet presence and using our online marketing prowess to build our brand on a national scale.

Despite the slow economic recovery, we succeeded in delivering on our key goals. We grew the business while being good stewards of our shareholders' capital. We did not issue equity at what would have been dilutive levels; instead, we invested wisely and most importantly, increased shareholder value. We generated a 58.4% total return to shareholders in 2010 and paid an annualized cash dividend of $0.40 per common share.

Gaining market share

Today, we are in a strong position. We made progress in proactively managing our balance sheet, reducing our debt level by 21% from its peak in 2008 at the height of the credit crisis. Our leverage, measured by percentage of total debt to market capitalization, was 43.7% at year-end. We believe our debt levels are appropriate, particularly given the strong performance of the self-storage property type, the quality and diversity of our properties, and the stability of our cash flows. Banks are willing to lend against these stable assets. In fact, in the last two years we have obtained $500 million of new financing, validating our financial strength

 
ExtraSpace
Storage


ExtraSpace
Storage
888-STORAGE

and allowing us to resume our acquisition program. Good investment opportunities are beginning to show themselves, and we purchased 15 properties totaling $64.7 million last year, including seven properties from our third-party management program, called ManagementPlus.

Our management business is already the largest in the self-storage industry. We continued our aggressive marketing outreach with third-party owners, which enabled us to end 2010 with 160 properties under management. This strategic platform not only increases our revenues, scale and cost efficiencies, but also gives us a low-risk, off-market acquisition pipeline. We have perfect operating knowledge of our managed properties, giving us unparalleled insight into each potential investment and eliminating risk when we are able to buy these assets.

Meanwhile, we brought four new state-of-the-art properties online last year and expect to complete the remainder of our development pipeline in 2011. Our newest facilities enhance the quality of our portfolio. They also give us $0.21 in embedded FFO earnings growth as we lease up units in the coming years at market-leading rental rates.

Growing opportunities

Above all, Extra Space Storage is a growth company. In 2011, we plan to continue our growth trajectory by focusing on four areas:

Acquisitions: As the acquisitions volume picks up, our strong capital structure will enable us to take advantage of investment opportunities that are priced appropriately. We have a track-record of being prudent real-estate investors, and our expertise allows us to analyze potential acquisitions carefully and invest in the right assets to grow our portfolio.

ManagementPlus: In a highly fragmented self-storage market, we will continue to gain market share by expanding our portfolio of managed properties. Each new managed property gives us a greater national presence, builds our brand and improves our Internet search engine optimization while lowering our operating cost structure.


Extra Space Storage

Our Operating Platform: We will continue to invest in our industry-leading operating and technology systems. In particular, we look forward to rolling out omni, a new point-of-sale platform that will give us greater speed, more transparency and better data sharing throughout the organization.

Our People: I am extremely proud of our highly trained team of 2,100 employees, who are empowered to deliver results. We will continue to grow and develop our people, cultivating and keeping top talent – managers, directors and leaders – who can take us to the next level.

I remain optimistic about the opportunities for Extra Space Storage as the economy works its way out of the recession. We have rebounded nicely from the economic downturn. Going forward, we will have to work harder and be even more innovative and more cost efficient to achieve our goals. With our experienced management team, a strong balance sheet and the highest-quality property portfolio in the business, I believe we are more than up to the task.

In closing, I think we have proven that we have the right strategies, systems and leadership in place to maintain our industry-leading position. Thank you for your continued interest and support, and I look forward to updating you on what we believe will be another successful year.

Sincerely,

Spencer F. Kirk
Chairman and Chief Executive Officer
Extra Space Storage Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 001-32269

EXTRA SPACE STORAGE INC.

(Exact name of registrant as specified in its charter)

Maryland	**20-1076777**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(801) 562-5556**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of exchange on which registered**
Common Stock, $0.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the common stock held by non-affiliates of the registrant was $1,108,215,405 based upon the closing price on the New York Stock Exchange on June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons whose shares are excluded from the computation are affiliates for any other purpose.

The number of shares outstanding of the registrant's common stock, $0.01 par value per share, as of February 14, 2011 was 87,954,417.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be issued in connection with the registrant's annual stockholders' meeting to be held in 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K.

EXTRA SPACE STORAGE INC.

Table of Contents

Statements Regarding Forward-Looking Information

Certain information set forth in this report contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "estimates," "may," "will," "should," "anticipates," or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

All forward-looking statements, including without limitation, management's examination of historical operating trends and estimates of future earnings, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks referenced in "Part I. Item 1A. Risk Factors" below. Such factors include, but are not limited to:

- *adverse changes in general economic conditions, the real estate industry and in the markets in which we operate;*
- *the effect of competition from new and existing self-storage facilities or other storage alternatives, which could cause rents and occupancy rates to decline;*
- *difficulties in our ability to evaluate, finance, complete and integrate acquisitions and developments successfully and to lease up those properties, which could adversely affect our profitability;*
- *potential liability for uninsured losses and environmental contamination;*
- *the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts ("REITs"), which could increase our expenses and reduce our cash available for distribution;*
- *disruptions in credit and financial markets and resulting difficulties in raising capital or obtaining credit at reasonable rates or at all, which could impede our ability to grow;*
- *increased interest rates and operating costs;*
- *reductions in asset valuations and related impairment charges;*
- *delays in the development and construction process, which could adversely affect our profitability;*
- *the failure of our joint venture partners to fulfill their obligations to us or their pursuit of actions that are inconsistent with our objectives;*
- *the failure to maintain our REIT status for federal income tax purposes;*
- *economic uncertainty due to the impact of war or terrorism, which could adversely affect our business plan; and*
- *difficulties in our ability to attract and retain qualified personnel and management members.*

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our securities.

We disclaim any duty or obligation to update or revise any forward-looking statements set forth in this Annual Report on Form 10-K to reflect new information, future events or otherwise.

PART I

Item 1. Business

General

Extra Space Storage Inc. ("we," "our," "us" or the "Company") is a self-administered and self-managed real estate investment trust ("REIT") formed as a Maryland corporation on April 30, 2004 to own, operate, manage, acquire, develop and redevelop professionally managed self-storage facilities. We closed our initial public offering ("IPO") on August 17, 2004. Our common stock is traded on the New York Stock Exchange under the symbol "EXR."

We were formed to continue the business of Extra Space Storage LLC and its subsidiaries (the "Predecessor"), which had engaged in the self-storage business since 1977. These companies were reorganized after the consummation of our IPO and various formation transactions. As of December 31, 2010, we held ownership interests in 660 operating properties. Of these operating properties, 295 are wholly owned, and 365 are owned in joint venture partnerships. An additional 160 operating properties are owned by franchisees or third parties and operated by us in exchange for a management fee, bringing the total number of operating properties which we own and/or manage to 820. These operating properties are located in 34 states and Washington, D.C. and contain approximately 59 million square feet of net rentable space in approximately 550,000 units and currently serve a customer base of over 425,000 tenants.

We operate in three distinct segments: (1) property management, acquisition and development; (2) rental operations; and (3) tenant reinsurance. Our property management, acquisition and development activities include managing, acquiring, developing and selling self-storage facilities. On June 2, 2009, we announced the wind-down of our development activities. As of December 31, 2010, there were six development projects in process. We expect to complete these projects by the end of 2011. Our rental operations activities include rental operations of self-storage facilities. Tenant reinsurance activities include the reinsurance of risks relating to the loss of goods stored by tenants in the Company's self storage facilities.

Substantially all of our business is conducted through Extra Space Storage LP (the "Operating Partnership"). Our primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To the extent we continue to qualify as a REIT we will not be subject to tax, with certain exceptions, on our net taxable income that is distributed to our stockholders.

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports with the Securities and Exchange Commission (the "SEC"). You may obtain copies of these documents by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at www.sec.gov. In addition, as soon as reasonably practicable after such materials are furnished to the SEC, we make copies of these documents available to the public free of charge through our website at www.extraspace.com, or by contacting our Secretary at our principal offices, which are located at 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121, telephone number (801) 562-5556.

Management

Members of our executive management team have significant experience in all aspects of the self-storage industry. The senior management team has collectively acquired and/or developed 536 properties since our IPO. Our executive management team and their years of industry experience are as follows: Spencer F. Kirk, Chairman and Chief Executive Officer, 10 years; Kent W. Christensen,

Executive Vice President and Chief Financial Officer, 13 years; Charles L. Allen, Executive Vice President and Chief Legal Officer, 13 years; and Karl Haas, Executive Vice President and Chief Operating Officer, 23 years.

Members of the executive management team have guided the Company through substantial growth, developing and acquiring over $4.1 billion in assets since 1996. This growth has been funded through public equity offerings and more than $2.0 billion in private equity capital since 1998. This private equity capital has come primarily from sophisticated, high net-worth individuals and institutional investors such as affiliates of Prudential Financial, Inc. and Fidelity Investments.

Our executive management and board of directors have a significant ownership position in the Company with executive officers and directors owning approximately 6,870,214 shares or 7.8% of our outstanding common stock as of February 14, 2011.

Industry & Competition

Self-storage facilities refers to properties that offer month-to-month storage space rental for personal or business use. Self-storage offers a cost-effective and flexible storage alternative. Tenants rent fully enclosed spaces that can vary in size according to their specific needs and to which they have unlimited, exclusive access. Tenants have responsibility for moving their items into and out of their units. Self-storage unit sizes typically range from five feet by five feet to 20 feet by 20 feet, with an interior height of eight to 12 feet. Properties generally have on-site managers who supervise and run the day-to-day operations, providing tenants with assistance as needed.

Self-storage provides a convenient way for individuals and businesses to store their possessions due to life changes, or simply because of a need for storage space. The mix of residential tenants using a self-storage property is determined by a property's local demographics and often includes people who are looking to downsize their living space or others who are not yet settled into a permanent residence. Items that residential tenants place in self-storage properties range from cars, boats and recreational vehicles, to furniture, household items and appliances. Commercial tenants tend to include small business owners who require easy and frequent access to their goods, records, inventory or storage for seasonal goods.

Our research has shown that tenants choose a self-storage property based primarily on the convenience of the site to their home or business, making high-density, high-traffic population centers ideal locations for self-storage properties. A property's perceived security and the general professionalism of the site managers and staff are also contributing factors to a site's ability to successfully secure rentals. Although most self-storage properties are leased to tenants on a month-to-month basis, tenants tend to continue their leases for extended periods of time.

There are seasonal fluctuations in occupancy rates for self-storage properties. Based on our experience, generally, there is increased leasing activity at self-storage properties during the summer months due to the higher number of people who relocate during this period. The highest level of occupancy is typically at the end of July, while the lowest level of occupancy is seen in late February and early March.

Since inception in the early 1970's, the self-storage industry has experienced significant growth. In the past ten years, there has been even greater growth. According to the Self-Storage Almanac (the "Almanac"), in 2000 there were only 31,947 self-storage properties in the United States, with an average occupancy rate of 83.7% of net rentable square feet, compared to 49,356 self-storage properties in 2010 with an average occupancy rate of 75.5% of net rentable square feet.

Increased supply has affected our business and has led to both pricing and discount pressure. The increased supply has limited our ability to increase revenues in many markets in which we operate. Many markets have been able to absorb the increase in self-storage development due to superior demographics and density. However, select markets have not been able to absorb the new facilities and have not performed as well.

We have encountered competition when we have sought to acquire properties, especially for brokered portfolios. Aggressive bidding practices have been commonplace between both public and private entities, and this competition will likely continue.

The industry is also characterized by fragmented ownership. According to the Almanac, the top ten self-storage companies in the United States owned approximately 10.9% of total U.S. self-storage properties, and the top 50 self-storage companies owned approximately 14.5% of the total U.S. properties as of December 31, 2010. We believe this fragmentation will contribute to continued consolidation at some level in the future. We also believe that we are well positioned to compete for acquisitions given our historical reputation for closing deals.

We are the second largest self-storage operator in the United States. We are one of four public self-storage REITs along with Public Storage Inc., Sovran Self-Storage, Inc., and U-Store-It Inc.

Long-Term Growth and Investment Strategies

Our primary business objectives are to maximize cash flow available for distribution to our stockholders and to achieve sustainable long-term growth in cash flow per share in order to maximize long-term stockholder value. We continue to evaluate a range of growth initiatives and opportunities, including the following:

- ***Maximize the performance of properties through strategic, efficient and proactive management.*** We pursue revenue generating and expense minimizing opportunities in our operations. Our revenue management team seeks to maximize revenue by responding to changing market conditions through our technology system's ability to provide real-time, interactive rental rate and discount management. Our size allows us greater ability than most of our competitors to implement national, regional and local marketing programs, which we believe will attract more customers to our stores at a lower net cost.

- ***Expand our management business.*** Our management business enables us to generate increased revenues through management fees and expand our geographic footprint. This expanded footprint enables us to reduce our operating costs through economies of scale. In addition, we see our management business as a future acquisition pipeline. We pursue strategic relationships with owners that strengthen our acquisition pipeline through agreements which typically give us first right of refusal to purchase the managed property in the event of a potential sale.

- ***Acquire self-storage properties from strategic partners and third parties.*** Our acquisitions team continues to selectively pursue the acquisition of single properties and multi-property portfolios that we believe can provide stockholder value. We have established a reputation as a reliable, ethical buyer, which we believe enhances our ability to negotiate and close acquisitions. In addition, our status as an UPREIT enables flexibility when structuring deals.

Financing of Our Long-Term Growth Strategies

- ***Acquisition and Development Financing***

  We currently have a $100.0 million revolving line of credit (the "Credit Line") that is collateralized by certain of our self-storage properties. As of December 31, 2010, the Credit Line had asset collateralizing capacity of $100.0 million of which $100.0 million was drawn. On February 13, 2009, we entered into a $50.0 million revolving secured line of credit (the "Second Credit Line") that is collateralized by certain of our self-storage properties. As of December 31, 2010, the Second Credit Line had asset collateralizing capacity of approximately $50.0 million of which $30.0 million was drawn. On June 4, 2010, we entered into a $45.0 million revolving secured line of credit (the "Third Credit Line") that is collateralized by mortgages on certain lease-up real estate assets. As of December 31, 2010, the Third Credit Line had asset collateralizing capacity of $34.7 million of which $25.5 million was drawn. On December 8, 2010, we entered into a $40.0 million revolving secured line of credit (the "Fourth Credit Line" and together with the Credit Line, Second Credit Line and Third Credit Line, the "Credit Lines") that is collateralized by mortgages on certain of our self-storage properties. As of December 31, 2010, the Fourth Credit Line had asset collateralizing capacity of approximately $40.0 million, of which $15.0 million was drawn. We expect to maintain a flexible approach in financing new property acquisitions. We plan to finance future acquisitions and development through a combination of cash, borrowings under the Credit Lines, traditional secured mortgage financing, joint ventures and additional equity offerings.

- ***Joint Venture Financing***

  We own 358 of our stabilized properties and seven of our lease-up properties through joint ventures with third parties, including affiliates of Prudential Financial, Inc. In each joint venture, we generally manage the day-to-day operations of the underlying properties and have the right to participate in major decisions relating to sales of properties or financings by the applicable joint venture. Our joint venture partners typically provide most of the equity capital required for the operation of the respective business. Under the operating agreements for the joint ventures, we typically maintain the right to receive between 2.0% and 60.0% of the available cash flow from operations after our joint venture partners and the Company have received a predetermined return, and between 17.0% and 50.0% of the available cash flow from capital transactions after our joint venture partners and the Company have received a return of their capital plus such predetermined return. Most joint venture agreements include buy-sell rights, as well as rights of first refusal in connection with the sale of properties by the joint venture.

- ***Disposition of Properties***

  We will continue to review our portfolio for properties or groups of properties that are not strategically located and determine whether to dispose of these properties to fund other growth.

Regulation

Generally, self-storage properties are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures. Changes in any of these laws or regulations, as well as changes in laws, such as the Comprehensive Environmental Response and Compensation Liability Act, which increase the potential liability for environmental conditions or circumstances existing or created by tenants or others on properties, or laws affecting development, construction, operation, upkeep, safety and taxation may result in significant unanticipated expenditures, loss of self-storage sites or other impairments to operations, which would adversely affect our financial position, results of operations or cash flows.

Under the Americans with Disabilities Act of 1990 (the "ADA"), places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws also exist that may require modifications to the properties, or restrict further renovations thereof, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, thereby requiring substantial capital expenditures. To the extent our properties are not in compliance, we are likely to incur additional costs to comply with the ADA.

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, and are subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto.

Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, results of operations or cash flows.

Employees

As of February 14, 2011, we had 2,125 employees and believe our relationship with our employees is good. Our employees are not represented by a collective bargaining agreement.

Item 1A. Risk Factors

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information contained in this Annual Report before trading in our securities. If any of the events set forth in the following risks actually occur, our business, operating results, prospects and financial condition could be harmed.

Our performance is subject to risks associated with real estate investments. We are a real estate company that derives our income from operation of our properties. There are a number of factors that may adversely affect the income that our properties generate, including the following:

Risks Related to Our Properties and Operations

Adverse economic or other conditions in the markets in which we do business could negatively affect our occupancy levels and rental rates and therefore our operating results.

Our operating results are dependent upon our ability to maximize occupancy levels and rental rates in our self-storage properties. Adverse economic or other conditions in the markets in which we operate may lower our occupancy levels and limit our ability to increase rents or require us to offer rental discounts. If our properties fail to generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, our net income, funds from operations ("FFO"), cash flow, financial condition, ability to make cash distributions to stockholders and the trading price of our securities could be adversely affected. The following factors, among others, may adversely affect the operating performance of our properties:

- the national economic climate and the local or regional economic climate in the markets in which we operate, which may be adversely impacted by, among other factors, industry slowdowns, relocation of businesses and changing demographics;
- periods of economic slowdown or recession, rising interest rates, or declining demand for self-storage or the public perception that any of these events may occur could result in a general decline in rental rates or an increase in tenant defaults;
- a decline or worsening of the current economic environment;
- local or regional real estate market conditions such as competing properties, the oversupply of self-storage or a reduction in demand for self-storage in a particular area;
- perceptions by prospective users of our self-storage properties of the safety, convenience and attractiveness of our properties and the neighborhoods in which they are located;

- increased operating costs, including the need for capital improvements, insurance premiums, real estate taxes and utilities;
- the impact of environmental protection laws;
- earthquakes, hurricanes and other natural disasters, terrorist acts, civil disturbances or acts of war which may result in uninsured or underinsured losses; and
- changes in tax, real estate and zoning laws.

Recent U.S. and international market and economic conditions have been challenging, with tighter credit conditions and slower growth through 2008, 2009 and 2010. For the year ended December 31, 2010, concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit and other macro-economic factors have contributed to increased market volatility and diminished expectations for the global economy and increased market uncertainty and instability. Turbulence in U.S. and international markets may adversely affect our liquidity and financial condition, and the financial condition of our customers. If these market conditions continue, they may result in an adverse effect on our financial condition and results of operations.

If we are unable to promptly re-let our units or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected.

Virtually all of our leases are on a month-to-month basis. Any delay in re-letting units as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

We depend upon our on-site personnel to maximize tenant satisfaction at each of our properties, and any difficulties we encounter in hiring, training and maintaining skilled field personnel may harm our operating performance.

We had 1,793 field personnel as of February 14, 2011 in the management and operation of our properties. The general professionalism of our site managers and staff are contributing factors to a site's ability to successfully secure rentals and retain tenants. We also rely upon our field personnel to maintain clean and secure self-storage properties. If we are unable to successfully recruit, train and retain qualified field personnel, the quality of service we strive to provide at our properties could be adversely affected which could lead to decreased occupancy levels and reduced operating performance.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow.

We maintain comprehensive liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), extended coverage and rental loss insurance with respect to our properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, tornadoes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from a property. In addition, if any such loss is insured, we may be required to pay significant amounts on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. As a result, our operating results may be adversely affected.

Increases in taxes and regulatory compliance costs may reduce our income.

Costs resulting from changes in real estate tax laws generally are not passed through to tenants directly and will affect us. Increases in income, property or other taxes generally are not passed through to tenants under leases and may reduce our net income, FFO, cash flow, financial condition, ability to pay or refinance our debt obligations, ability to make cash distributions to stockholders, and the trading price of our securities. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which could similarly adversely affect our business and results of operations.

Environmental compliance costs and liabilities associated with operating our properties may affect our results of operations.

Under various U.S. federal, state and local laws, ordinances and regulations, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances or materials. The presence of such substances or materials, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials.

Certain environmental laws also impose liability, without regard to knowledge or fault, for removal or remediation of hazardous substances or other regulated materials upon owners and operators of contaminated property even after they no longer own or operate the property. Moreover, the past or present owner or operator from which a release emanates could be liable for any personal injuries or property damages that may result from such releases, as well as any damages to natural resources that may arise from such releases.

Certain environmental laws impose compliance obligations on owners and operators of real property with respect to the management of hazardous materials and other regulated substances. For example, environmental laws govern the management of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions.

No assurances can be given that existing environmental studies with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of our properties did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties. There also exists the risk that material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future. Finally, future laws, ordinances or regulations and future interpretations of existing laws, ordinances or regulations may impose additional material environmental liability.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the ADA, places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. We have not conducted an audit or investigation of all of our properties to determine our compliance and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our properties is not in compliance with the ADA or other legislation, then we would be required to incur additional costs to bring the facility into compliance. If we incur substantial costs to comply with the ADA or other legislation, our financial condition, results of operations, cash flow, per share trading price of our securities and our ability to satisfy our debt service obligations and to make cash distributions to our stockholders could be adversely affected.

We face competition for the acquisition of self-storage properties and other assets, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of self-storage properties and other assets, including national, regional and local operators and developers of self-storage properties. These competitors may drive up the price we pay for self-storage properties or other assets we seek to acquire or may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This competition would result in increased demand for these assets and therefore increased prices paid for them. Because of an increased interest in single-property acquisitions among tax-motivated individual purchasers, we may pay higher prices if we purchase single properties in comparison with portfolio acquisitions. If we pay higher prices for self-storage properties or other assets, our profitability will be reduced.

We may not be successful in identifying and consummating suitable acquisitions that meet our criteria, which may impede our growth.

Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms or at all. Failure to identify or consummate acquisitions will slow our growth, which could in turn adversely affect our stock price.

Our ability to acquire properties on favorable terms and successfully integrate and operate them may be constrained by the following significant risks:

- competition from local investors and other real estate investors with significant capital, including other publicly-traded REITs and institutional investment funds;
- competition from other potential acquirers may significantly increase the purchase price which could reduce our profitability;
- the inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions;
- failure to finance an acquisition on favorable terms or at all;
- we may spend more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties; and
- we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the

properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

In addition, strategic decisions by us, such as acquisitions, may adversely affect the price of our securities.

We may not be successful in integrating and operating acquired properties.

We expect to make future acquisitions of self-storage properties. If we acquire any self-storage properties, we will be required to integrate them into our existing portfolio. The acquired properties may turn out to be less compatible with our growth strategy than originally anticipated, may cause disruptions in our operations or may divert management's attention away from day-to-day operations, which could impair our operating results as a whole.

We do not always obtain independent appraisals of our properties, and thus the consideration paid for these properties may exceed the value that may be indicated by third-party appraisals.

We do not always obtain third-party appraisals in connection with our acquisition of properties and the consideration being paid by us in exchange for those properties may exceed the value determined by third-party appraisals. In such cases, the value of the properties were determined by our senior management team.

Our investments in development and redevelopment projects may not yield anticipated returns, which would harm our operating results and reduce the amount of funds available for distributions.

On June 2, 2009, we announced the wind-down of our development activities. To the extent that we engage in development and redevelopment activities, we will be subject to the following risks normally associated with these projects:

- we may be unable to obtain financing for these projects on favorable terms or at all;
- we may not complete development projects on schedule or within budgeted amounts;
- we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and
- occupancy rates and rents at newly developed or redeveloped properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable.

In deciding whether to develop or redevelop a particular property, we make certain assumptions regarding the expected future performance of that property. We may underestimate the costs necessary to bring the property up to the standards established for its intended market position or may be unable to increase occupancy at a newly developed property as quickly as expected or at all. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these development or redevelopment projects and harm our operating results, liquidity and financial condition, which could result in a decline in the value of our securities.

We may rely on the investments of our joint venture partners for funding certain of our development and redevelopment projects. If our reputation in the self-storage industry changes or the number of investors considering us an attractive strategic partner is otherwise reduced, our ability to develop or redevelop properties could be affected, which would limit our growth.

Risks Related to Our Organization and Structure

Our business could be harmed if key personnel with long-standing business relationships in the self-storage industry terminate their employment with us.

Our success depends, to a significant extent, on the continued services of members of our executive management team. Our executive management team has substantial experience in the self-storage industry. In addition, our ability to acquire or develop properties in the future depends on the significant relationships our executive management team has developed with our institutional joint venture partners such as affiliates of Prudential Financial, Inc. There is no guarantee that any of them will remain employed by us. We do not maintain key person life insurance on any of our officers. The loss of services of one or more members of our executive management team could harm our business and our prospects.

We may change our investment and financing strategies and enter into new lines of business without stockholder consent, which may subject us to different risks.

We may change our investment and financing strategies and enter into new lines of business at any time without the consent of our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this document. A change in our investment strategy or our entry into new lines of business may increase our exposure to other risks or real estate market fluctuations.

If other self-storage companies convert to an UPREIT structure or if tax laws change, we may no longer have an advantage in competing for potential acquisitions.

Because we are structured as an UPREIT, we are a more attractive acquirer of properties to tax-motivated sellers than our competitors that are not structured as UPREITs. However, if other self-storage companies restructure their holdings to become UPREITs, this competitive advantage will disappear. In addition, new legislation may be enacted or new interpretations of existing legislation may be issued by the Internal Revenue Service ("IRS"), or the U.S. Treasury Department that could affect the attractiveness of our UPREIT structure so that it may no longer assist us in competing for acquisitions.

Tax indemnification obligations may require the Operating Partnership to maintain certain debt levels.

We have provided certain tax protections to various third parties in connection with their property contributions to the Operating Partnership upon acquisition by the Company, including making available the opportunity to (1) guarantee debt or (2) enter into a special loss allocation and deficit restoration obligation. We have agreed to these provisions in order to assist these contributors in preserving their tax position after their contributions. These obligations may require us to maintain certain indebtedness levels that we would not otherwise require for our business.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority.

As of December 31, 2010, we held interests in 365 operating properties through joint ventures. Some of these arrangements could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers financial conditions and disputes between us and our co-venturers. We expect to continue our joint venture strategy by entering into more joint ventures for the purpose of developing new self-storage properties and acquiring existing properties. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. The decision-making authority regarding the properties we currently hold through joint ventures is either vested exclusively with our joint venture partners, is subject to a majority vote of the joint venture partners or equally shared by us and the joint venture partners. In addition, investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and efforts on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers, which could harm our financial condition.

Spencer F. Kirk, Chairman and Chief Executive Officer, Kent W. Christensen, Executive Vice President and Chief Financial Officer, Charles L. Allen, Executive Vice President and Chief Legal Officer, and other members of our senior management team have outside business interests which could divert their time and attention away from us, which could harm our business.

Spencer F. Kirk, our Chairman and Chief Executive Officer, as well as certain other members of our senior management team, have outside business interests. These business interests include the ownership of a self-storage property located in Pico Rivera, California. Other than this property, the members of our senior management are not currently engaged in any other self-storage activities outside the Company. These outside business interests could interfere with their ability to devote time to our business and affairs as a result, our business could be harmed.

Conflicts of interest could arise as a result of our relationship with our Operating Partnership.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, and our Operating Partnership or any partner thereof. Our directors and officers have duties to our Company under applicable Maryland law in connection with their management of our Company. At the same time, we, through our wholly-owned subsidiary, have fiduciary duties, as a general partner, to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, through our wholly-owned subsidiary, as a general partner to our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to our Company. The partnership agreement of our Operating Partnership does not require us to resolve such conflicts in favor of either our Company or the limited partners in our Operating Partnership. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness, and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that neither we, our direct wholly-owned Massachusetts business trust subsidiary, as the general partner of the Operating Partnership, nor any of our or their trustees, directors or officers, will be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such trustee, director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective trustees, officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify for (1) willful misconduct or a knowing violation of the law, (2) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

We may pursue less vigorous enforcement of terms of contribution and other agreements because of conflicts of interest with certain of our officers.

Spencer F. Kirk, Chairman and Chief Executive Officer, Kent W. Christensen, Executive Vice President and Chief Financial Officer, Charles L. Allen, Executive Vice President and Chief Legal Officer, other members of our senior management team and Kenneth M. Woolley, Director, had direct or indirect ownership interests in certain properties that were contributed to our Operating Partnership in the formation transactions. Following the completion of the formation transactions, we, under the agreements relating to the contribution of such interests, became entitled to indemnification and damages in the event of breaches of representations or warranties made by the contributors. None of these contribution and non-competition agreements was negotiated at an arm's-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these contribution and non-competition agreements because of our desire to maintain our ongoing relationships with the individuals party to these agreements.

Certain provisions of Maryland law and our organizational documents, including the stock ownership limit imposed by our charter, may inhibit market activity in our stock and could prevent or delay a change in control transaction.

Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership could jeopardize our qualification as a REIT. These restrictions on ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our securities or otherwise be in the best interests of our stockholders. Different ownership limits apply to the family of Kenneth M. Woolley, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing and Spencer F. Kirk, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing and certain designated investment entities (as defined in our charter).

Our board of directors has the power to issue additional shares of our stock in a manner that may not be in the best interest of our stockholders.

Our charter authorizes our board of directors to issue additional authorized but unissued shares of common stock or preferred stock and to increase the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. Our board of directors could issue additional shares of our common stock or establish a series of preferred stock that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our securities or otherwise not be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

To the extent our distributions represent a return of capital for U.S. federal income tax purposes, our stockholders could recognize an increased capital gain upon a subsequent sale of common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder's adjusted tax basis in his, her, or its common stock, but instead will constitute a return of capital and will reduce such adjusted basis. If distributions result in a reduction of a stockholder's adjusted basis in such holder's common stock, subsequent sales of such holder's common stock will result in recognition of an increased capital gain or decreased capital loss due to the reduction in such adjusted basis.

Risks Related to the Real Estate Industry

Our primary business involves the ownership and operation of self-storage properties.

Our current strategy is to own, operate, manage, acquire, develop and redevelop only self-storage properties. Consequently, we are subject to risks inherent in investments in a single industry. Because investments in real estate are inherently illiquid, this strategy makes it difficult for us to diversify our investment portfolio and to limit our risk when economic conditions change. Decreases in market rents, negative tax, real estate and zoning law changes and changes in environmental protection laws may also increase our costs, lower the value of our investments and decrease our income, which would adversely affect our business, financial condition and operating results.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate.

Any investments in unimproved real property may take significantly longer to yield income-producing returns, if at all, and may result in additional costs to us to comply with re-zoning restrictions or environmental regulations.

We have invested in the past, and may invest in the future, in unimproved real property. Unimproved properties generally take longer to yield income-producing returns based on the typical time required for development. Any development of unimproved property may also expose us to the risks and uncertainties associated with re-zoning the land for a higher use or development and environmental concerns of governmental entities and/or community groups. Any unsuccessful investments or delays in realizing an income-producing return or increased costs to develop unimproved real estate could restrict our ability to earn our targeted rate of return on an investment or adversely affect our ability to pay operating expenses which would harm our financial condition and operating results.

Any negative perceptions of the self-storage industry generally may result in a decline in our stock price.

To the extent that the investing public has a negative perception of the self-storage industry, the value of our securities may be negatively impacted, which could result in our securities trading below the inherent value of our assets.

Risks Related to Our Debt Financings

Disruptions in the financial markets could affect our ability to obtain debt financing on reasonable terms and have other adverse effects on us.

The United States credit markets have experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to make acquisitions and fund development projects. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. These events in the credit markets have also had an adverse effect on other financial markets in the United States, which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. These disruptions in the financial markets may have other adverse effects on us or the economy generally, which could cause our stock price to decline.

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay the distributions currently contemplated or necessary to maintain our qualification as a REIT and may expose us to the risk of default under our debt obligations.

As of December 31, 2010, we had approximately $1.2 billion of outstanding indebtedness. We may incur additional debt in connection with future acquisitions and development. We may borrow under our Credit Lines or borrow new funds to finance these future properties. Additionally, we do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity and, therefore, we expect to repay our indebtedness through refinancings and equity and/or debt offerings. Further, we may need to borrow funds in order to make cash distributions to maintain our qualification as a REIT or to make our expected distributions.

If we are required to utilize our Credit Lines for purposes other than acquisition activity, this will reduce the amount available for acquisitions and could slow our growth. Therefore, our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;
- we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions or to continue to make distributions required to maintain our qualification as a REIT;
- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
- because a portion of our debt bears interest at variable rates, an increase in interest rates could materially increase our interest expense;
- we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;
- after debt service, the amount available for cash distributions to our stockholders is reduced;
- our debt level could place us at a competitive disadvantage compared to our competitors with less debt;
- we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;
- we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;
- we may default on our obligations and the lenders or mortgages may enforce our guarantees;
- we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and
- our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in a default on other indebtedness or result in the foreclosures of other properties.

We could become highly leveraged in the future because our organizational documents contain no limitation on the amount of debt we may incur.

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our portfolio at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated cash distributions and/or to continue to make cash distributions to maintain our REIT qualification, and could harm our financial condition.

Increases in interest rates may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make cash distributions to our stockholders.

As of December 31, 2010, we had approximately $1.2 billion of debt outstanding, of which approximately $429.9 million or 34.4% was subject to variable interest rates (excluding debt with interest rate swaps). This variable rate debt had a weighted average interest rate of approximately 3.1% per annum. Increases in interest rates on this variable rate debt would increase our interest expense, which could harm our cash flow and our ability to pay cash distributions. For example, if market rates of interest on this variable rate debt increased by 100 basis points (excluding variable rate debt with interest rate floors), the increase in interest expense would decrease future earnings and cash flows by approximately $3.4 million annually.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In certain cases we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations and ability to make cash distributions to our stockholders.

Risks Related to Qualification and Operation as a REIT

To maintain our qualification as a REIT, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains, and we are subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. While historically we have satisfied these distribution requirements by making cash distributions to our shareholders, a REIT is permitted to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, its own stock. For distributions with respect to taxable years ending on or before December 31, 2011, recent Internal Revenue Service guidance allows us to satisfy up to 90% of the distribution requirements discussed above through the distribution of shares of our stock, if certain conditions are met. Assuming we continue to satisfy these distributions requirements with cash, we may need to borrow funds on a short-term basis, or possibly long-term, to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt amortization payments.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for dividends paid by domestic corporations to individual U.S. stockholders is 15% (through 2012). Dividends paid by REITs, however, are generally not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our securities.

In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to corporate dividends, which could negatively affect the value of our properties.

Possible legislative or other actions affecting REITs could adversely affect our stockholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders will be changed.

The power of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our net taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Our failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We believe we operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes under the Internal Revenue Code. If we fail to qualify as a REIT or lose our qualification as a REIT at any time, we will face serious tax consequences that would substantially reduce the funds available for distribution for each of the years involved because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
- we also could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following a year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that our U.S. individual stockholders would be taxed on our dividends at capital gains rates, and our U.S. corporate stockholders would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Internal Revenue Code. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the relief provisions under the Internal Revenue Code in order to maintain our REIT status, we may nevertheless be required to pay penalty taxes of $50,000 or more for each such failure. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could adversely affect the value of our securities.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our gross income and the owners of our stock. Our ability to satisfy the asset tests depends upon our analysis of the fair market value of our assets, some of which are not susceptible to precise determination, and for which we will not obtain independent appraisals. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains, and we will be subject to income tax at regular corporate rates to the extent we distribute less than 100% of our net taxable income including capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Although we believe that we have been organized and have operated in a manner that is intended to allow us to qualify for taxation as a REIT, we can give no assurance that we have qualified or will continue to qualify as a REIT for tax purposes. We have not requested and do not plan to request a ruling from the Internal Revenue Service regarding our qualification as a REIT.

We will pay some taxes.

Even though we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay some U.S. federal, state and local taxes on our income and property. Extra Space Management, Inc. manages self-storage properties for our joint venture properties and properties owned by third parties. We, jointly with Extra Space Management, Inc., elected to treat Extra Space Management, Inc. as a "taxable REIT subsidiary" of our Company for U.S. federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation, and may be limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on certain amounts if the economic arrangements among our tenants, our taxable REIT subsidiary and us are not comparable to similar arrangements among unrelated parties or if we receive payments for inventory or property held for sale to customers in the ordinary course of business. Also, if we sell property as a dealer (i.e., to customers in the ordinary course of our trade or business), we will be subject to a 100% penalty tax on any gain arising from such sales. While we don't intend to sell properties as a dealer, the IRS could take a contrary position. To the extent that we are or our taxable REIT subsidiary is required to pay U.S. federal, state or local taxes, we will have less cash available for distribution to stockholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego attractive business or investment opportunities. Thus, compliance with the REIT requirements may adversely affect our ability to operate solely to maximize profits.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2010, we owned or had ownership interests in 660 operating self-storage properties. Of these properties, 295 are wholly-owned and 365 are held in joint ventures. In addition, we managed an additional 160 properties for franchisees or third parties bringing the total number of properties which we own and/or manage to 820. These properties are located in 34 states and Washington, D.C. We receive a management fee equal to approximately 6% of cash collected from total revenues to manage the joint venture, third party and franchise sites. As of December 31, 2010, we own and/or manage approximately 59 million square feet of rentable space configured in approximately 550,000 separate storage units. Approximately 70% of our properties are clustered around large population centers, such as Atlanta, Baltimore/Washington, D.C., Boston, Chicago, Dallas, Houston, Las Vegas, Los Angeles, Miami, New York City, Orlando, Philadelphia, Phoenix, St. Petersburg/Tampa and San Francisco/Oakland. These markets contain above-average population and income demographics for new self-storage properties. The clustering of assets around these population centers enables us to reduce our operating costs through economies of scale. Our acquisitions have given us an increased scale in many core markets as well as a foothold in many markets where we had no previous presence.

We consider a property to be in the lease-up stage after it has been issued a certificate of occupancy, but before it has achieved stabilization. We consider a property to be stabilized once it has achieved either an 80% occupancy rate for a full year measured as of January 1, or has been open for three years.

As of December 31, 2010, over 425,000 tenants were leasing storage units at the 820 operating properties that we own and/or manage, primarily on a month-to-month basis, providing the flexibility to increase rental rates over time as market conditions permit. Although leases are short-term in duration, the typical tenant tends to remain at our properties for an extended period of time. For properties that were stabilized as of December 31, 2010, the median length of stay was approximately eleven months. The average annual rent per square foot at these stabilized properties was $13.49 at December 31, 2010 compared to $13.46 at December 31, 2009.

Our property portfolio is made up of different types of construction and building configurations depending on the site and the municipality where it is located. Most often sites are what we consider "hybrid" facilities, a mix of both drive-up buildings and multi-floor buildings. We have a number of multi-floor buildings with elevator access only, and a number of facilities featuring ground-floor access only.

The following table sets forth additional information regarding the occupancy of our stabilized properties on a state-by-state basis as of December 31, 2010 and 2009. The information as of December 31, 2009 is on a pro forma basis as though all the properties owned at December 31, 2010 were under our control as of December 31, 2009.

Stabilized Property Data Based on Location

Location	Number of Properties	Company Number of Units as of December 31, 2010(1)	Pro forma Number of Units as of December 31, 2009	Company Net Rentable Square Feet as of December 31, 2010(2)	Pro forma Net Rentable Square Feet as of December 31, 2009	Company Square Foot Occupancy % December 31, 2010	Pro forma Square Foot Occupancy % December 31, 2009
Wholly-owned properties							
Alabama	3	1,372	1,370	174,019	173,499	76.4%	80.4%
Arizona	5	2,795	2,818	356,720	346,998	87.9%	83.6%
California	44	34,838	34,969	3,464,223	3,468,924	84.1%	80.2%
Colorado	8	3,760	3,790	476,464	476,484	85.1%	84.4%
Connecticut	3	1,980	2,023	177,985	178,040	86.6%	78.9%
Florida	28	18,246	18,303	1,944,092	1,944,925	84.5%	81.3%
Georgia	12	6,425	6,425	837,248	836,922	84.5%	82.1%
Hawaii	2	2,815	2,858	145,815	145,816	81.8%	80.4%
Illinois	5	3,336	3,320	341,734	341,724	82.2%	79.9%
Indiana	6	3,470	3,477	412,709	412,759	84.1%	82.3%
Kansas	1	506	507	50,310	50,190	89.0%	82.2%
Kentucky	3	1,568	1,578	193,901	194,051	86.4%	88.9%
Louisiana	2	1,412	1,412	150,035	150,335	84.4%	81.8%
Maryland	11	8,741	8,754	937,309	937,027	86.4%	85.5%
Massachusetts	28	16,804	16,772	1,718,219	1,708,997	84.3%	82.4%
Michigan	2	1,018	1,026	134,954	135,026	85.6%	85.7%
Missouri	6	3,152	3,141	374,962	374,292	84.6%	82.4%
Nevada	1	463	463	57,550	56,850	74.6%	84.7%
New Hampshire	2	1,007	1,006	125,473	125,473	87.3%	88.2%
New Jersey	23	18,732	18,801	1,831,826	1,834,626	86.8%	84.7%
New Mexico	1	541	541	71,575	71,555	86.9%	78.7%
New York	11	9,239	9,243	713,751	669,579	83.9%	82.1%
Ohio	2	1,185	1,184	156,519	156,839	85.6%	86.0%
Oregon	1	770	767	103,130	103,150	89.5%	84.7%
Pennsylvania	8	4,869	4,883	582,410	581,532	86.6%	87.1%
Rhode Island	1	721	722	75,816	75,521	86.9%	81.3%
South Carolina	4	2,173	2,175	253,406	253,406	86.0%	84.0%
Tennessee	2	985	990	148,150	148,395	83.5%	82.9%
Texas	16	10,184	10,223	1,142,451	1,143,979	85.7%	84.9%
Utah	6	2,688	2,651	351,263	347,324	84.1%	84.5%
Virginia	5	3,529	3,525	334,767	334,807	86.3%	82.6%
Washington	4	2,543	2,548	308,015	308,015	71.7%	90.6%
Total Wholly-Owned Stabilized	**256**	**171,867**	**172,265**	**18,146,801**	**18,087,060**	**84.7%**	**82.9%**

Location	Number of Properties	Company Number of Units as of December 31, 2010(1)	Pro forma Number of Units as of December 31, 2009	Company Net Rentable Square Feet as of December 31, 2010(2)	Pro forma Net Rentable Square Feet as of December 31, 2009	Company Square Foot Occupancy % December 31, 2010	Pro forma Square Foot Occupancy % December 31, 2009
Joint-venture properties							
Alabama	3	1,705	1,705	205,588	205,638	86.6%	82.5%
Arizona	11	6,822	6,829	766,785	751,889	86.4%	82.6%
California	81	57,708	58,437	5,984,222	5,987,901	85.1%	84.2%
Colorado	2	1,318	1,325	158,523	158,583	84.8%	82.7%
Connecticut	8	5,990	5,983	692,632	691,406	85.3%	82.8%
Delaware	1	581	584	71,740	71,680	88.8%	92.2%
Florida	26	21,001	21,120	2,163,071	2,168,592	83.9%	80.9%
Georgia	3	1,848	1,871	240,701	245,520	77.6%	80.1%
Illinois	9	6,455	6,431	693,583	694,185	85.1%	81.6%
Indiana	7	2,774	2,769	366,293	366,173	86.1%	86.4%
Kansas	3	1,222	1,211	163,750	160,060	79.7%	79.1%
Kentucky	4	2,275	2,268	269,545	268,886	87.6%	83.1%
Maryland	14	10,986	11,055	1,086,603	1,085,468	87.6%	84.5%
Massachusetts	17	9,248	9,252	1,048,351	1,049,070	85.0%	81.6%
Michigan	10	5,906	5,917	783,038	784,683	86.1%	81.8%
Missouri	2	961	956	118,045	118,045	83.5%	80.2%
Nevada	8	5,364	5,391	692,743	694,438	84.4%	82.7%
New Hampshire	3	1,305	1,316	136,994	137,434	87.8%	84.2%
New Jersey	21	15,633	15,656	1,644,776	1,647,200	84.1%	83.0%
New Mexico	9	4,657	4,673	539,430	542,799	83.7%	82.9%
New York	21	21,624	21,638	1,733,601	1,733,870	87.1%	86.2%
Ohio	13	5,862	5,848	872,890	871,140	81.4%	80.1%
Oregon	2	1,292	1,290	136,920	136,290	88.1%	84.2%
Pennsylvania	11	8,922	8,914	873,736	873,096	86.6%	84.8%
Rhode Island	2	1,078	1,089	127,975	129,865	76.5%	72.6%
Tennessee	25	13,820	13,822	1,820,218	1,820,900	84.1%	82.8%
Texas	22	13,768	13,852	1,807,914	1,807,615	83.5%	83.8%
Utah	1	522	520	59,250	59,000	82.8%	81.7%
Virginia	17	12,016	12,000	1,267,628	1,266,743	86.8%	85.3%
Washington	1	546	546	62,730	62,730	84.4%	86.4%
Washington, DC	1	1,533	1,536	102,003	102,003	91.7%	91.7%
Total Stabilized Joint-Ventures	**358**	**244,742**	**245,804**	**26,691,278**	**26,692,902**	**85.0%**	**83.3%**
Managed properties							
Arizona	1	580	581	67,350	67,350	37.1%	32.6%
California	8	6,062	6,085	767,190	759,214	76.3%	71.1%
Colorado	6	2,246	2,237	257,217	264,096	81.8%	81.0%
Florida	16	7,672	7,713	924,708	867,182	71.7%	69.2%
Georgia	6	3,623	3,647	507,367	509,389	74.3%	72.0%
Illinois	5	2,980	2,977	315,719	328,584	70.5%	73.1%
Indiana	3	1,706	1,711	183,289	188,119	76.6%	74.8%
Kansas	3	1,506	1,518	225,250	226,120	79.7%	71.3%
Kentucky	1	525	532	66,100	66,000	84.0%	76.6%
Louisiana	1	1,009	1,008	135,970	106,853	63.4%	67.2%
Maryland	15	9,266	9,406	1,047,078	1,048,140	78.6%	74.6%
Massachusetts	2	2,109	2,114	189,899	190,099	76.8%	70.6%
Missouri	3	1,529	1,532	302,698	305,138	75.2%	72.9%
Nevada	2	1,574	1,576	170,375	170,775	80.2%	81.8%
New Jersey	5	4,131	4,138	389,580	386,517	84.1%	80.3%
New Mexico	2	1,106	1,101	132,282	131,857	85.9%	85.0%
New York	1	695	704	83,055	83,055	90.2%	81.5%
North Carolina	5	3,599	3,599	378,054	379,130	69.6%	75.0%
Ohio	4	1,075	1,087	158,160	161,760	66.6%	59.3%
Pennsylvania	20	8,347	8,380	1,017,666	1,017,521	72.1%	63.6%
South Carolina	2	1,175	1,024	162,337	137,827	67.5%	79.5%
Tennessee	2	885	883	131,490	131,140	86.0%	84.2%
Texas	7	3,213	3,263	422,870	421,759	78.5%	79.9%
Virginia	4	2,745	2,767	274,198	274,583	86.3%	83.0%
Washington, DC	2	1,263	1,263	112,459	112,459	86.2%	87.2%
Total Stabilized Managed Properties	**126**	**70,621**	**70,846**	**8,422,361**	**8,334,667**	**75.8%**	**73.0%**
Total Stabilized Properties	**740**	**487,230**	**488,915**	**53,260,440**	**53,114,629**	**83.5%**	**81.6%**

(1) Represents unit count as of December 31, 2010, which may differ from December 31, 2009 unit count due to unit conversions or expansions.

(2) Represents net rentable square feet as of December 31, 2010, which may differ from December 31, 2009 net rentable square feet due to unit conversions or expansions.

The following table sets forth additional information regarding the occupancy of our lease-up properties on a state-by-state basis as of December 31, 2010 and 2009. The information as of December 31, 2009 is on a pro forma basis as though all the properties owned at December 31, 2010 were under our control as of December 31, 2009.

Lease-up Property Data Based on Location

Location	Number of Properties	Company Number of Units as of December 31, 2010(1)	Pro forma Number of Units as of December 31, 2009	Company Net Rentable Square Feet as of December 31, 2010(2)	Pro forma Net Rentable Square Feet as of December 31, 2009	Company Square Foot Occupancy % December 31, 2010	Pro forma Square Foot Occupancy % December 31, 2009
Wholly-owned properties							
California	13	9,234	8,522	1,002,847	930,294	55.8%	34.1%
Florida	6	5,002	3,240	492,325	314,255	32.9%	17.2%
Georgia	4	1,995	1,797	252,986	230,909	65.6%	55.1%
Illinois	4	2,565	2,689	276,250	276,265	66.0%	50.2%
Maryland	3	2,217	1,394	236,922	149,937	56.1%	55.1%
Massachusetts	1	605	594	72,225	72,150	63.1%	52.5%
New Jersey	3	1,888	1,965	184,135	184,570	63.1%	35.5%
New York	1	674	670	42,551	42,313	64.8%	62.5%
Oregon	1	730	744	76,120	76,375	44.9%	7.5%
Tennessee	1	635	635	67,110	66,935	79.3%	63.9%
Texas	2	1,087	1,087	156,050	156,050	60.1%	68.6%
Total Wholly-Owned Lease up	**39**	**26,632**	**23,337**	**2,859,521**	**2,500,053**	**55.0%**	**40.2%**
Joint-venture properties							
California	4	3,011	3,025	295,224	294,133	64.8%	45.3%
Illinois	2	1,306	1,026	131,809	107,836	52.4%	57.4%
Maryland	1	857	853	71,474	71,349	90.8%	73.7%
Total Lease up Joint-Ventures	**7**	**5,174**	**4,904**	**498,507**	**473,318**	**65.2%**	**52.3%**
Managed properties							
California	2	1,740	1,737	236,289	236,174	63.9%	50.9%
Colorado	1	519	508	61,420	61,070	90.2%	78.4%
Florida	9	6,611	4,919	623,978	454,890	42.9%	24.9%
Georgia	6	3,585	3,594	535,276	534,824	52.4%	42.6%
Illinois	4	2,640	2,757	231,010	233,234	61.9%	50.8%
Massachusetts	2	1,198	1,210	123,048	123,058	47.9%	30.8%
New Jersey	1	850	848	78,295	77,895	73.5%	57.4%
New York	1	906	914	46,197	46,197	39.6%	21.9%
Pennsylvania	2	1,991	1,990	173,019	173,019	58.1%	39.8%
Rhode Island	1	985	—	90,995	—	29.3%	0.0%
South Carolina	1	755	767	76,435	76,875	34.7%	0.0%
Tennessee	1	505	505	69,550	69,550	67.2%	62.1%
Texas	1	934	936	103,350	103,450	18.8%	0.0%
Utah	1	654	653	75,601	75,451	79.3%	61.2%
Virginia	1	459	476	63,709	63,709	64.0%	45.0%
Total Lease up Managed Properties	**34**	**24,332**	**21,814**	**2,588,172**	**2,329,396**	**52.3%**	**39.0%**
Total Lease up Properties	**80**	**56,138**	**50,055**	**5,946,200**	**5,302,767**	**54.7%**	**40.8%**

(1) *Represents unit count as of December 31, 2010, which may differ from December 31, 2009 unit count due to unit conversions or expansions.*

(2) *Represents net rentable square feet as of December 31, 2010, which may differ from December 31, 2009 net rentable square feet due to unit conversions or expansions.*

Item 3. Legal Proceedings

We are involved in various litigation and legal proceedings in the ordinary course of business. We are not a party to any material litigation or legal proceedings, or to the best of our knowledge, any threatened litigation or legal proceedings which, in the opinion of management, will have a material adverse effect on our financial condition or results of operations either individually or in the aggregate.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been traded on the New York Stock Exchange ("NYSE") under the symbol "EXR" since our IPO on August 17, 2004. Prior to that time there was no public market for our common stock.

The following table sets forth, for the periods indicated, the high and low sales price for our common stock as reported by the NYSE and the per share dividends declared:

Year	Quarter	Range		Dividends Declared
		High	Low	
2009	1st	10.49	4.93	0.2500
	2nd	9.04	5.36	0.0000
	3rd	11.58	7.38	0.0000
	4th	12.23	9.13	0.1300
2010	1st	13.35	10.78	0.1000
	2nd	16.32	12.52	0.1000
	3rd	17.10	12.94	0.1000
	4th	17.70	15.39	0.1000

On February 14, 2011, the closing price of our common stock as reported by the NYSE was $19.69. At February 14, 2011, we had 257 holders of record of our common stock. Certain shares of the Company are held in "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Holders of shares of common stock are entitled to receive distributions when declared by our board of directors out of any assets legally available for that purpose. As a REIT, we are required to distribute at least 90% of our "REIT taxable income," which is generally equivalent to our net taxable ordinary income, determined without regard to the deduction for dividends paid to our stockholders annually in order to maintain our REIT qualification for U.S. federal income tax purposes.

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this Annual Report on Form 10-K.

Unregistered Sales of Equity Securities

None.

Item 6. Selected Financial Data

The following table sets forth the selected financial data and should be read in conjunction with the Financial Statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K. (Amounts in thousands, except share and per share data.)

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
Revenues:					
Property rental	$ 232,447	$ 238,256	$ 235,695	$ 206,315	$ 170,993
Fees, tenant reinsurance and other income	49,050	41,890	37,036	31,647	25,201
Total revenues	281,497	280,146	272,731	237,962	196,194
Expenses:					
Property operations	86,165	88,935	84,522	73,070	62,243
Tenant reinsurance	6,505	5,461	5,066	4,710	2,328
Unrecovered development and acquisition costs, loss on sublease and severance	3,235	21,236	1,727	765	269
General and administrative	44,428	40,224	39,388	35,818	34,530
Depreciation and amortization	50,349	52,403	49,566	39,801	37,172
Total expenses	190,682	208,259	180,269	154,164	136,542
Income from operations	90,815	71,887	92,462	83,798	59,652
Interest expense	(65,780)	(69,818)	(68,671)	(64,045)	(50,953)
Interest income	5,748	6,432	8,249	10,417	2,469
Gain on repurchase of exchangeable senior notes	—	27,928	6,311	—	—
Loss on investments available for sale	—	—	(1,415)	(1,233)	—
Fair value adjustment of obligation associated with Preferred Operating Partnership units	—	—	—	1,054	—
Income before equity in earnings of real estate ventures and income tax expense	30,783	36,429	36,936	29,991	11,168
Equity in earnings of real estate ventures	6,753	6,964	6,932	5,300	4,693
Income tax expense	(4,162)	(4,300)	(519)	—	—
Net income	33,374	39,093	43,349	35,291	15,861
Noncontrolling interests in Operating Partnership and other	(7,043)	(7,116)	(7,568)	(3,562)	(985)
Fixed distribution paid to Preferred Operating Partnership unit holder	—	—	—	(1,510)	—
Net income attributable to common stockholders	$ 26,331	$ 31,977	$ 35,781	$ 30,219	$ 14,876
Net income per common share					
Basic	$ 0.30	$ 0.37	$ 0.46	$ 0.47	$ 0.27
Diluted	$ 0.30	$ 0.37	$ 0.46	$ 0.46	$ 0.27
Weighted average number of shares					
Basic	87,324,104	86,343,029	76,966,754	64,900,713	55,117,021
Diluted	92,050,453	91,082,834	82,352,988	70,715,640	59,409,836
Cash dividends paid per common share	$ 0.40	$ 0.38	$ 1.00	$ 0.93	$ 0.91
Balance Sheet Data					
Total assets	$ 2,248,468	$ 2,407,556	$ 2,291,008	$ 2,054,075	$ 1,669,825
Total notes payable, notes payable to trusts, exchangeable senior notes and lines of credit	$ 1,246,918	$ 1,402,977	$ 1,286,820	$ 1,299,997	$ 948,174
Noncontrolling interests	$ 57,670	$ 62,040	$ 68,023	$ 66,217	$ 35,158
Total stockholders' equity	$ 881,401	$ 884,179	$ 878,770	$ 638,461	$ 643,555
Other Data					
Net cash provided by operating activities	$ 104,815	$ 81,165	$ 98,391	$ 102,096	$ 76,885
Net cash used in investing activities	$ (83,706)	$ (104,410)	$ (244,481)	$ (354,344)	$ (239,778)
Net cash provided by (used in) financing activities	$ (106,309)	$ 91,223	$ 172,685	$ 98,824	$ 205,041

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward- looking statements, see the section in this Form 10-K entitled "Statements Regarding Forward-Looking Information." Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Form 10-K entitled "Risk Factors." (Amounts in thousands, except share and per share data.)

Overview

We are a fully integrated, self-administered and self-managed real estate investment trust, or REIT, formed to continue the business commenced in 1977 by our predecessor companies to own, operate, manage, acquire, develop and redevelop professionally managed self-storage properties. Since our IPO, our fully integrated development and acquisition teams have completed the development or acquisition of 536 self-storage properties.

At December 31, 2010, we owned, had ownership interests in, or managed 820 operating properties in 34 states and Washington, D.C. Of these 820 operating properties, 295 were wholly owned, we held joint venture interests in 365 properties, and our taxable REIT subsidiary, Extra Space Management, Inc., operated an additional 160 properties that are owned by franchisees or third parties in exchange for a management fee. These operating properties contain approximately 59 million square feet of rentable space contained in approximately 550,000 units and currently serve a customer base of over 425,000 tenants.

Our properties are generally situated in convenient, highly visible locations clustered around large population centers such as Atlanta, Baltimore/Washington, D.C., Boston, Chicago, Dallas, Houston, Las Vegas, Los Angeles, Miami, New York City, Orlando, Philadelphia, Phoenix, St. Petersburg/Tampa and San Francisco/Oakland. These areas all enjoy above average population growth and income levels. The clustering of our assets around these population centers enables us to reduce our operating costs through economies of scale. We consider a property to be in the lease-up stage after it has been issued a certificate of occupancy, but before it has achieved stabilization. A property is considered to be stabilized once it has achieved an 80% occupancy rate for a full year measured as of January 1, or has been open for three years.

To maximize the performance of our properties, we employ a state-of-the-art, web-based tracking and yield management technology called STORE. Developed by our management team, STORE enables us to analyze, set and adjust rental rates in real time across our portfolio in order to respond to changing market conditions. In addition, we also have an industry leading revenue management system called "RevMan." We believe that the combination of STORE's yield management capabilities and the systematic processes developed by our team using RevMan allows us to more proactively manage revenues.

We derive substantially all of our revenues from rents received from tenants under existing leases at each of our self-storage properties, from management fees on the properties we manage for joint-venture partners, franchisees and unaffiliated third parties and from our tenant reinsurance program. Our management fee is equal to approximately 6% of cash collected from total revenues generated by the managed properties.

We operate in competitive markets, often where consumers have multiple self-storage properties from which to choose. Competition has impacted, and will continue to impact our property results. We experience seasonal fluctuations in occupancy levels, with occupancy levels generally higher in the summer months due to increased moving activity. Our operating results depend materially on our ability to lease available self-storage units, to actively manage unit rental rates, and on the ability of our tenants to make required rental payments. We believe that we are able to respond quickly and effectively to changes in local, regional and national economic conditions by adjusting rental rates through the use of STORE, and through the use of RevMan.

We continue to evaluate and implement a range of new initiatives and opportunities in order to enable us to maximize stockholder value. Our strategies to maximize stockholder value include the following:

- ***Maximize the performance of properties through strategic, efficient and proactive management.*** We pursue revenue generating and expense minimizing opportunities in our operations. Our revenue management team seeks to maximize revenue by responding to changing market conditions through our technology system's ability to provide real-time, interactive rental rate and discount management. Our size allows us greater ability than most of our competitors to implement national, regional and local marketing programs, which we believe will attract more customers to our stores at a lower net cost.
- ***Expand our management business.*** Our management business enables us to generate increased revenues through management fees and expand our geographic footprint. This expanded footprint enables us to reduce our operating costs through economies of scale. In addition, we see our management business as a future acquisition pipeline. We pursue strategic relationships with owners that strengthen our acquisition pipeline through agreements which typically give us first right of refusal to purchase the managed property in the event of a potential sale.
- ***Acquire self-storage properties from strategic partners and third parties.*** Our acquisitions team continues to selectively pursue the acquisition of single properties and multi-property portfolios that we believe can provide stockholder value. We have established a reputation as a reliable, ethical buyer, which we believe enhances our ability to negotiate and close acquisitions. In addition, our status as an UPREIT enables flexibility when structuring deals.

During 2010, we acquired 15 wholly-owned properties and completed the development of four wholly-owned properties, all in our core markets. We have six development properties remaining. All six are wholly-owned and are scheduled for completion by the end of 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those that impact our most critical accounting policies. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates. We believe the following are our most critical accounting policies:

CONSOLIDATION: Arrangements that are not controlled through voting or similar rights are accounted for as variable interest entities ("VIEs"). An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE.

A VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity's equity holders as a group either: (a) lack the power, through voting or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance, (b) are not obligated to absorb expected losses of the entity if they occur, or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, the enterprise that is deemed to have a variable interest, or combination of variable interests, that provides the enterprise with a controlling financial interest in the VIE is considered the primary beneficiary and must consolidate the VIE.

We have concluded that under certain circumstances when we (1) enter into option agreements for the purchase of land or facilities from an entity and pay a non-refundable deposit, or (2) enter into arrangements for the formation of joint ventures, a VIE may be created under condition (i), (ii) (b) or (c) of the previous paragraph. For each VIE created, we have performed a qualitative analysis, including considering which party, if any, has the power to direct the activities most significant to the economic performance of each VIE and whether that party has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. If we are determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with our financial statements. Additionally, our Operating Partnership has notes payable to three trusts that are VIEs under condition (ii)(a) above. Since the Operating Partnership is not the primary beneficiary of the trusts, these VIEs are not consolidated.

REAL ESTATE ASSETS: Real estate assets are stated at cost, less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between five and 39 years.

In connection with our acquisition of properties, the purchase price is allocated to the tangible and intangible assets and liabilities acquired based on their fair values, which are estimated using significant unobservable inputs. The value of the tangible assets, consisting of land and buildings, are determined as if vacant. Intangible assets, which represent the value of existing tenant relationships, are recorded at their fair values based on the avoided cost to replace the current leases. We measure the value of tenant relationships based on the rent lost due to the amount of time required to replace existing customers which is based on our historical experience with turnover in our facilities. Debt assumed as part of an acquisition is recorded at fair value based on current interest rates compared to contractual rates. Acquisition-related transaction costs are expensed as incurred.

Intangible lease rights include: (1) purchase price amounts allocated to leases on two properties that cannot be classified as ground or building leases; these rights are amortized to expense over the term of the leases and (2) intangibles related to ground leases on four properties where the ground leases were assumed by the Company at rates that were different than the current market rates for similar leases. The value associated with these assumed leases were recorded as intangibles, which will be amortized over the lease terms.

EVALUATION OF ASSET IMPAIRMENT: We evaluate long lived assets held for use when events or circumstances indicate that there may be impairment. We review each property at least annually to determine if any such events or circumstances have occurred or exist. We focus on properties where occupancy and/or rental income have decreased by a significant amount. For these properties, we determine whether the decrease is temporary or permanent and whether the property will likely recover the lost occupancy and/or revenue in the short term. In addition, we carefully review properties in the lease-up stage and compare actual operating results to original projections.

When we determine that an event that may indicate impairment has occurred, we compare the carrying value of the related long-lived assets to the undiscounted future net operating cash flows attributable to the assets. An impairment loss is recorded if the net carrying value of the assets exceeds the undiscounted future net operating cash flows attributable to the assets. The impairment loss recognized equals the excess of net carrying value over the related fair value of the assets.

When real estate assets are identified as held for sale, we discontinue depreciating the assets and estimate the fair value of the assets, net of selling costs. If the estimated fair values, net of selling costs, of the assets that have been identified for sale are less than the net carrying value of the assets, then a valuation allowance is established. The operations of assets held for sale or sold during the period are generally presented as discontinued operations for all periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of cash and cash equivalents, restricted cash, receivables, other financial instruments included in other assets, accounts payable and accrued expenses, variable rate notes payable and notes payable to trusts, lines of credit and other liabilities reflected in the consolidated balance sheets at December 31, 2010 and 2009 approximate fair value. The fair values of our notes receivable, our fixed rate notes payable and notes payable to trusts and exchangeable senior notes are as follows:

	December 31, 2010		December 31, 2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Note receivable from Preferred Operating Partnership unit holder	$115,696	$100,000	$ 112,740	$ 100,000
Fixed rate notes payable and notes payable to trusts	$777,575	$731,588	$1,067,653	$1,015,063
Exchangeable senior notes	$118,975	$ 87,663	$ 110,122	$ 87,663

INVESTMENTS IN REAL ESTATE VENTURES: Our investments in real estate joint ventures where we have significant influence but not control, and joint ventures which are VIEs in which we are not the primary beneficiary, are recorded under the equity method of accounting on the accompanying consolidated financial statements.

Under the equity method, our investment in real estate ventures is stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on our ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, we follow the "look through" approach for classification of distributions from joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the joint venture's sale of assets) in which case it is reported as an investing activity.

Our management assesses whether there are any indicators that the value of our investments in unconsolidated real estate ventures may be impaired annually and when events or circumstances indicate that there may be impairment. An investment is impaired if management's estimate of the fair value of the investment, using significant unobservable inputs, is less than its carrying value. To the extent impairment has occurred and is considered to be other than temporary, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income, outside of earnings and subsequently reclassified to earnings when the hedged transaction affects earnings.

CONVERSION OF OPERATING PARTNERSHIP UNITS: Conversions of Operating Partnership units to common stock, when converted under the original provisions of the Operating Partnership agreement, are accounted for by reclassifying the underlying net book value of the units from noncontrolling interest to our equity. The difference between the fair value of the consideration paid and the adjustment to the carrying amount of the noncontrolling interest is recognized as additional paid in capital of the Company.

REVENUE AND EXPENSE RECOGNITION: Rental revenues are recognized as earned based upon amounts that are currently due from tenants. Leases are generally on month-to-month terms. Prepaid rents are recognized on a straight-line basis over the term of the leases. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, merchandise sales and truck rentals are recognized in income when earned. Management and franchise fee revenues are recognized monthly as services are performed and in accordance with the terms of the related management agreements. Tenant reinsurance premiums are recognized as revenues over the period of insurance coverage. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Interest income is recognized as earned.

Property expenses, including utilities, property taxes, repairs and maintenance and other costs to manage the facilities are recognized as incurred. We accrue for property tax expense based upon invoice amounts, estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

REAL ESTATE SALES: In general, sales of real estate and related profits/losses are recognized when all consideration has changed hands and risks and rewards of ownership have been transferred. Certain types of continuing involvement preclude sale treatment and related profit recognition; other forms of continuing involvement allow for sale recognition but require deferral of profit recognition.

INCOME TAXES: We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, among other things, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to that portion of our income which meets certain criteria and is distributed annually to our stockholders. We plan to continue to operate so that we meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax. We are subject to certain state and local taxes. Provision for such taxes has been included in property operating and general and administrative expenses in our consolidated statements of operations.

We have elected to treat one of our corporate subsidiaries, Extra Space Management, Inc., as a taxable REIT subsidiary ("TRS"). In general, our TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred.

STOCK-BASED COMPENSATION: The measurement and recognition of compensation expense for all share-based payment awards to employees and directors are based on estimated fair values. Awards are valued at fair value and recognized on a straight line basis over the service periods of each award.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued new fair value measurements and disclosures standards to increase the transparency of these measures. The standards revise two disclosure requirements concerning fair value measurements and clarify two others. They require separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. They will also require the presentation of purchases, sales, issuances, and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. These new disclosure requirements were effective for the period ended March 31, 2010, except for the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The adoption of the new standards did not have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued changes to Accounting Standards Codification ("ASC") 810, *"Consolidation,"* which amended guidance for determining whether an entity is a VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. This guidance became effective for the first annual reporting period that begins after November 15, 2009, with early adoption prohibited. We adopted this guidance effective January 1, 2010 and reviewed the terms of all joint ventures in relation to the new guidance. As a result of this analysis, we determined that five joint ventures that were consolidated under the previous accounting guidance should be deconsolidated as of January 1, 2010. The assets and liabilities associated with these joint ventures were removed from our financial statements and our investments in these joint ventures were recorded under the equity method of accounting during the year ended December 31, 2010.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Overview

Results for the year ended December 31, 2010 included the operations of 660 properties (296 of which were consolidated and 364 of which were in joint ventures accounted for using the equity method) compared to the results for the year ended December 31, 2009, which included operations of 642 properties (298 of which were consolidated and 344 of which were in joint ventures accounted for using the equity method).

Revenues

The following table sets forth information on revenues earned for the years indicated:

	For the Year Ended December 31,			
	2010	2009	$ Change	% Change
Revenues:				
Property rental	$232,447	$238,256	$(5,809)	(2.4)%
Management and franchise fees	23,122	20,961	2,161	10.3%
Tenant reinsurance	25,928	20,929	4,999	23.9%
Total revenues	$281,497	$280,146	$ 1,351	0.5%

Property Rental—the decrease in property rental revenues relates primarily to a decrease of $15,669 associated with the sale of 19 properties to an unconsolidated joint venture with Harrison Street Real Estate Capital, LLC ("Harrison Street") on January 21, 2010. There was an additional decrease in revenue of $1,682 relating to the deconsolidation of five properties as a result of our adoption of amended accounting guidance in ASC 810 effective January 1, 2010. These decreases were offset by increases in revenues of $5,852 relating to increases in occupancy at our lease-up properties, $3,319 relating to increases in occupancy and rental rates to new and existing customers at our stabilized properties, and $2,371 associated with acquisitions completed in 2010 and 2009.

Management and Franchise Fees—Our taxable REIT subsidiary, Extra Space Management, Inc., manages properties owned by our joint ventures, franchisees and third parties. Management fees generally represent 6% of cash collected from properties owned by third parties, franchisees and unconsolidated joint ventures. The increase in management and franchise fees is related to additional fees earned from the joint venture with Harrison Street and to the increase in third-party properties managed by us compared to the prior year. We managed 160 third-party properties as of December 31, 2010, compared with 124 as of December 31, 2009.

Tenant Reinsurance—The increase in tenant reinsurance revenues is due to the fact that during the year ended December 31, 2010, we successfully increased overall customer participation to approximately 60% at December 31, 2010 compared to approximately 54% at December 31, 2009. In addition we operated 820 properties at December 31, 2010, compared to 766 at December 31, 2009.

Expenses

The following table sets forth information on expenses for the years indicated:

	For the Year Ended December 31,			
	2010	2009	$ Change	% Change
Expenses:				
Property operations	$ 86,165	$ 88,935	$ (2,770)	(3.1)%
Tenant reinsurance	6,505	5,461	1,044	19.1%
Unrecovered development and acquisition costs	1,235	19,011	(17,776)	(93.5)%
Loss on sublease	2,000	—	2,000	100.0%
Severance costs	—	2,225	(2,225)	(100.0)%
General and administrative	44,428	40,224	4,204	10.5%
Depreciation and amortization	50,349	52,403	(2,054)	(3.9)%
Total expenses	$190,682	$208,259	$(17,577)	(8.4)%

Property Operations—The decrease in property operations expense was primarily due to decreases of $5,695 related to the sale of 19 properties to an unconsolidated joint venture with Harrison Street on January 21, 2010 and $692 related to the deconsolidation of five properties as a result of our adoption of amended accounting guidance in ASC 810 effective January 1, 2010. These decreases were partially offset by increases of $2,762 related to our stabilized and lease up properties and $855 associated with acquisitions completed in 2010 and 2009.

Tenant Reinsurance—Tenant reinsurance expense represents the costs that are incurred to provide tenant reinsurance. The increase in tenant reinsurance expense is related to the increase in overall customer participation in the tenant reinsurance program to approximately 60% at December 31, 2010 compared to approximately 54% at December 31, 2009. In addition we operated 820 properties at December 31, 2010, compared to 766 at December 31, 2009.

Unrecovered Development and Acquisition Costs—These costs relate to unsuccessful development and acquisition activities during the periods indicated. On June 2, 2009, the Company announced that it had begun a wind-down of its development program. As a result of this decision, the Company recorded $18,883 of one-time impairment charges in order to write down the carrying value of undeveloped land, development projects that will be completed and investments in development projects to their estimated fair values less cost to sell.

Loss on Sublease—This expense is a result of a $2,000 charge relating to the bankruptcy of a tenant subleasing office space from us in Memphis, TN. The Memphis, TN office lease is a liability assumed as part of the Storage, USA acquisition in July 2005.

Severance Costs—On June 2, 2009, the Company announced that it had begun a wind-down of its development program. As a result of this decision, the Company recorded severance costs of $1,400. In December 2009, the Company began the closure of its marketing office in Memphis, TN. As a result of this closure, the Company recorded severance costs of $825. There were no severance costs incurred during the year ended December 31, 2010.

General and Administrative—General and administrative expenses increased primarily as a result of the additional costs related to the management of additional third-party properties. We operated 820 properties at December 31, 2010, compared to 766 at December 31, 2009.

Depreciation and Amortization—Depreciation and amortization expense decreased primarily as a result of the sale of 19 properties to an unconsolidated joint venture with Harrison Street on January 21, 2010. This decrease was partially offset by the additional depreciation on new properties added through acquisition and development during 2010 and 2009.

Other Revenue and Expenses

The following table sets forth information on other revenue and expenses for the years indicated:

	For the Year Ended December 31,			
	2010	2009	$ Change	% Change
Other revenue and expenses:				
Interest expense	$(64,116)	$(67,579)	$ 3,463	(5.1)%
Non-cash interest expense related to amortization of discount on exchangeable senior notes	(1,664)	(2,239)	575	(25.7)%
Interest income	898	1,582	(684)	(43.2)%
Interest income on note receivable from Preferred Operating Partnership unit holder	4,850	4,850	—	—
Gain on repurchase of exchangeable senior notes	—	27,928	(27,928)	(100.0)%
Equity in earnings of real estate ventures	6,753	6,964	(211)	(3.0)%
Income tax expense	(4,162)	(4,300)	138	(3.2)%
Total other revenue (expense)	$(57,441)	$(32,794)	$(24,647)	75.2%

Interest Expense—The decrease in interest expense was primarily the result of a decrease of $5,120 relating to the deconsolidation of the debt related to the 19 properties sold to an unconsolidated joint venture with Harrison Street on January 21, 2010 and a decrease of $694 related to the deconsolidation of five properties as a result of our adoption of amended accounting guidance in ASC 810 effective January 1, 2010. These decreases were partially offset as a result of higher interest rates on new loans obtained in 2010 and 2009.

Non-cash Interest Expense Related to Amortization of Discount on Exchangeable Senior Notes—The decrease in non-cash interest expense related to amortization of discount on exchangeable senior notes for the year ended December 31, 2010 when compared to the prior year was due to the repurchase of a total principal amount of $122,000 of our notes during 2009. The discount associated with the repurchase of the notes was written off as a result of these repurchases, which decreased the ongoing amortization of the discount in 2010 when compared to 2009.

Interest Income—The decrease in interest income is primarily due to a decrease in the average interest rate on our invested cash when compared to the same period in the prior year, along with a decrease in the average cash balance.

Interest Income on Note Receivable from Preferred Operating Partnership Unit Holder—Represents interest on a $100,000 loan to the holder of the Series A Participating Redeemable Preferred units of our Operating Partnership (the "Preferred OP units").

Gain on Repurchase of Exchangeable Senior Notes—This amount represents the gain on the repurchase of $122,000 total principal amount of our exchangeable senior notes during 2009. We did not repurchase any of our exchangeable senior notes during the year ended December 31, 2010.

Equity in Earnings of Real Estate Ventures—The decrease is related primarily to additional losses allocated to equity in earnings of real estate ventures due to the deconsolidation of five lease-up properties as a result of the adoption of new accounting guidance in ASC 810 effective January 1, 2010.

Income Tax Expense—The decrease in income tax expense relates primarily to a $832 solar tax credit that was partially offset by increased taxes resulting from increased tenant reinsurance income earned by our taxable REIT subsidiary.

Net Income Allocated to Noncontrolling Interests

The following table sets forth information on net income allocated to noncontrolling interests for the years indicated:

	For the Year Ended December 31,			
	2010	2009	$ Change	% Change
Net income allocated to noncontrolling interests:				
Net income allocated to Preferred Operating Partnership noncontrolling interests	$(6,048)	$(6,186)	$138	(2.2)%
Net income allocated to Operating Partnership and other noncontrolling interests	(995)	(930)	(65)	7.0%
Total income allocated to noncontrolling interests:	$(7,043)	$(7,116)	$ 73	(1.0)%

Net Income Allocated to Preferred Operating Partnership Noncontrolling Interests—Income allocated to the Preferred Operating Partnership equals the fixed distribution paid to the Preferred OP unit holder plus approximately 1.1% of the remaining net income allocated after the adjustment for the fixed distribution paid for the years ended December 31, 2010 and 2009. The amount allocated to Preferred Operating Partnership noncontrolling interest was lower in 2010 than in 2009 as our net income was lower in 2010 than it was in 2009.

Net Income Allocated to Operating Partnership and Other Noncontrolling Interests—Income allocated to the Operating Partnership represents approximately 3.8% and 4.4% of net income after the allocation of the fixed distribution paid to the Preferred OP unit holder for the years ended December 31, 2010 and 2009, respectively. The loss allocated to the other noncontrolling interests was lower than the prior year due mainly to the deconsolidation of five lease-up properties with other noncontrolling interests effective January 1, 2010 as a result of the adoption of new accounting guidance in ASC 810.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Overview

Results for the year ended December 31, 2009 included the operations of 642 properties (298 of which were consolidated and 344 of which were in joint ventures accounted for using the equity method) compared to the results for the year ended December 31, 2008, which included operations of 627 properties (283 of which were consolidated and 344 of which were in joint ventures accounted for using the equity method). Results for both periods also included equity in earnings of real estate ventures, third-party management and franchise fees and tenant reinsurance.

Revenues

The following table sets forth information on revenues earned for the years indicated:

	For the Year Ended December 31,			
	2009	2008	$ Change	% Change
Revenues:				
Property rental	$238,256	$235,695	$2,561	1.1%
Management and franchise fees	20,961	20,945	16	0.1%
Tenant reinsurance	20,929	16,091	4,838	30.1%
Total revenues	$280,146	$272,731	$7,415	2.7%

Property Rental—The increase in property rental revenues consists of $8,554 associated with acquisitions and consolidations completed in 2009 and 2008 and $2,462 associated with increases in occupancy and rental rates at lease-up properties. These increases were offset by a decrease of $8,455 in revenues at stabilized properties mainly due to a decreased incoming rental rates and a decrease in average occupancy compared with the prior year.

Management and Franchise Fees—Our taxable REIT subsidiary, Extra Space Management, Inc., manages properties owned by our joint ventures, franchisees and third parties. Management fees generally represent 6% of cash collected from properties owned by third parties, franchisees and unconsolidated joint ventures. Revenues from management and franchise fees have remained fairly stable compared to the previous year. Decreased revenues at our joint venture, franchise, and third-party managed sites related to rental rate and average occupancy decreases have been offset by additional management fees earned as a result of additional third party properties managed in 2009 compared to the prior year.

Tenant Reinsurance—The increase in tenant reinsurance revenues is due to the fact that during the year ended December 31, 2009, we successfully increased overall customer participation to approximately 54% at December 31, 2009 compared to approximately 47% at December 31, 2008.

Expenses

The following table sets forth information on expenses for the years indicated:

	For the Year Ended December 31,			
	2009	2008	$ Change	% Change
Expenses:				
Property operations	$ 88,935	$ 84,522	$ 4,413	5.2%
Tenant reinsurance	5,461	5,066	395	7.8%
Unrecovered development and acquisition costs	19,011	1,727	17,284	1,000.8%
Severance costs	2,225	—	2,225	100.0%
General and administrative	40,224	39,388	836	2.1%
Depreciation and amortization	52,403	49,566	2,837	5.7%
Total expenses	$208,259	$180,269	$27,990	15.5%

Property Operations—The increase in property operations expense in 2009 was primarily due to increases of $2,313 associated with acquisitions completed in 2009 and 2008. Expenses also increased by $2,721 at existing properties related to increases in expenses at lease-up properties. These increases were partially offset by a decrease in expenses at stabilized properties of $344.

Tenant Reinsurance—Tenant reinsurance expense represents the costs that are incurred to provide tenant reinsurance. The increase in tenant reinsurance expense is related to the increase in overall customer participation in the tenant reinsurance program to approximately 54% at December 31, 2009 compared to approximately 47% at December 31, 2008.

Unrecovered Development and Acquisition Costs—These costs relate to unsuccessful development and acquisition activities during the periods indicated. On June 2, 2009, the Company announced that it had begun a wind-down of its development program. As a result of this decision, the Company recorded $18,883 of one-time impairment charges in order to write down the carrying value of undeveloped land, development projects that will be completed and investments in development projects to their estimated fair values less cost to sell. The unrecovered development and acquisition costs incurred during the year ended December 31, 2008 include $1,257 relating to due diligence costs that were part of an unsuccessful attempt by the Company to purchase a large portfolio of properties during the second quarter of 2008. The remainder of these costs relate to entitlement and other due diligence work done on development projects that the Company elected not to pursue.

Severance Costs—On June 2, 2009, the Company announced that it had begun a wind-down of its development program. As a result of this decision, the Company recorded severance costs of $1,400. In December 2009, the Company began the closure of its marketing office in Memphis, TN. As a result of this closure, the Company recorded severance costs of $825.

General and Administrative—General and administrative expenses increased nominally when compared to the prior year while the number of properties under management increased by approximately 10%. The Company operated 766 properties as of December 31, 2009, compared to 694 at December 31, 2008.

Depreciation and Amortization—The increase in depreciation and amortization expense is a result of additional properties that have been added through acquisition and development throughout 2009 and 2008.

Other Revenue and Expenses

The following table sets forth information on other revenue and expenses for the years indicated:

	For the Year Ended December 31,			
	2009	2008	$ Change	% Change
Other revenue and expenses:				
Interest expense	$(67,579)	$(64,611)	$(2,968)	4.6%
Non-cash interest expense related to amortization of discount on exchangeable senior notes	(2,239)	(4,060)	1,821	(44.9)%
Interest income	1,582	3,399	(1,817)	(53.5)%
Interest income on note receivable from Preferred Operating Partnership unit holder	4,850	4,850	—	—
Gain on repurchase of exchangeable senior notes	27,928	6,311	21,617	342.5%
Loss on sale of investments available for sale	—	(1,415)	1,415	(100.0)%
Equity in earnings of real estate ventures	6,964	6,932	32	0.5%
Income tax expense	(4,300)	(519)	(3,781)	728.5%
Total other revenue (expense)	$(32,794)	$(49,113)	$16,319	(33.2)%

Interest Expense—The increase in interest expense for the year ended December 31, 2009 was due primarily to the increases in our total notes payable and line of credit balances when compared to the prior year. These increases were partially offset by a decrease in the interest paid related to our Exchangeable Notes due to the repurchase of a total principal amount of $162,337 during 2008 and 2009.

Non-cash Interest Expense Related to Amortization of Discount on Exchangeable Senior Notes— The decrease in non-cash interest expense related to amortization of discount on exchangeable senior notes for the year ended December 31, 2009 when compared to the prior year was due to the repurchase of a total principal amount of $162,337 of our notes during 2009 and 2008. The discount associated with the repurchase of the notes was written off as a result of these repurchases which decreased the ongoing amortization of the discount in 2009 when compared to 2008.

Interest Income—Interest income earned in 2008 was primarily due to interest on the net proceeds from the sales of common stock in May and October 2008. There were no such sales of common stock during the year ended December 31, 2009.

Interest Income on Note Receivable from Preferred Operating Partnership Unit Holder— Represents interest on a $100,000 loan to the holder of the Preferred OP units.

Gain on Repurchase of Exchangeable Senior Notes—This amount represents the gain on the repurchase of $122,000 total principal amount of our exchangeable senior notes during 2009. For the year ended December 31, 2008, we repurchased $40,337 principal amount of exchangeable senior notes resulting in a smaller gain compared to the year ended December 31, 2009.

Loss on Sale of Investments Available for Sale—This amount represents the loss recorded on February 29, 2008 related to the liquidation of auction rate securities held in investments available for sale. We had no investments available for sale during the year ended December 31, 2009.

Equity in Earnings of Real Estate Ventures—The change in equity in earnings of real estate ventures for the year ended December 31, 2009 relates to an increase of $753 from our purchase of an additional 40% interest in the VRS Self Storage LLC joint venture on July 1, 2008. This increase was offset by decreases in income at the properties owned by the real estate joint ventures.

Income Tax Expense—The increase in income tax expense relates primarily to our net operating loss carryforward being used completely during 2008 and to the increased profitability of our TRS in 2009.

Net Income Allocated to Noncontrolling Interests

The following table sets forth information on net income allocated to noncontrolling interests for the years indicated:

	For the Year Ended December 31,			
	2009	2008	$ Change	% Change
Net income allocated to noncontrolling interests:				
Net income allocated to Preferred Operating Partnership noncontrolling interests	$(6,186)	$(6,269)	$ 83	(1.3)%
Net income allocated to Operating Partnership and other non-controlling interests	(930)	(1,299)	369	(28.4)%
Total income allocated to noncontrolling interests:	$(7,116)	$(7,568)	$452	(6.0)%

Net Income Allocated to Preferred Operating Partnership Noncontrolling Interests—Income allocated to the Preferred Operating Partnership equals the fixed distribution paid to the Preferred OP unit holder plus approximately 1.1% of the remaining net income allocated after the adjustment for the fixed distribution paid for the years ended December 31, 2009 and 2008. The amount allocated to noncontrolling interest was lower in 2009 than in 2008 as our net income was lower in 2009 than it was in 2008.

Net Income Allocated to Operating Partnership and Other Noncontrolling Interests—Income allocated to the Operating Partnership represents approximately 4.4% and 4.7% of net income after the allocation of the fixed distribution paid to the Preferred OP unit holder for the years ended December 31, 2009 and 2008, respectively. The decrease in the amount allocated to the noncontrolling interests in the Operating Partnership was due to two factors: (1) a decrease in net income in 2009; and (2) a decrease in the percentage of income allocated to the noncontrolling interests in the Operating Partnership as a result of the redemption of 637,600 OP units for cash and common stock during the year ended December 31, 2009. Income allocated to other noncontrolling interests represents the losses allocated to partners in consolidated joint ventures on eight properties that were in lease-up during 2009. The loss allocated to the other noncontrolling interests was higher than the prior year as there were only four consolidated joint venture properties in lease-up for the year ended December 31, 2008.

FUNDS FROM OPERATIONS

FFO provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. We believe FFO is a meaningful disclosure as a supplement to net earnings. Net earnings assume that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. The values of real estate assets fluctuate due to market conditions and we believe FFO more accurately reflects the value of our real estate assets. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as net income computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains or losses on sales of operating properties, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. We believe that to further understand our performance, FFO should be considered along with the reported net income and cash flows in accordance with GAAP, as presented in the consolidated financial statements.

The computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income as an indication of our performance, as an alternative to net cash flow from operating activities as a measure of our liquidity, or as an indicator of our ability to make cash distributions. The following table sets forth the calculation of FFO for the periods indicated:

	For the Year Ended December 31,		
	2010	2009	2008
Net income attributable to common stockholders	$26,331	$31,977	$35,781
Adjustments:			
Real estate depreciation	47,063	48,417	42,834
Amortization of intangibles	650	1,647	4,494
Joint venture real estate depreciation and amortization	8,269	5,805	5,072
Joint venture loss on sale of properties	65	175	—
Distributions paid on Preferred Operating Partnership units	(5,750)	(5,750)	(5,750)
Income allocated to Operating Partnership noncontrolling interests	7,096	8,012	8,444
Funds from operations	$83,724	$90,283	$90,875

SAME-STORE STABILIZED PROPERTY RESULTS

We consider our same-store stabilized portfolio to consist of only those properties which were wholly owned at the beginning and at the end of the applicable periods presented and that have achieved stabilization as of the first day of such period. The following table sets forth operating data for our same-store portfolio. We consider the following same-store presentation to be meaningful in regards to the properties shown below. These results provide information relating to property level operating changes without the effects of acquisitions and completed developments.

	For the Three Months Ended December 31,		Percent Change	For the Year Ended December 31,		Percent Change
	2010	2009		2010	2009	
Same-store rental and tenant reinsurance revenues	$56,720	$54,897	3.3%	$224,826	$220,101	2.1%
Same-store operating and tenant reinsurance expenses	19,114	19,181	(0.3)%	77,075	77,924	(1.1)%
Same-store net operating income	$37,606	$35,716	5.3%	$147,751	$142,177	3.9%
Non same-store rental and tenant reinsurance revenues	$10,368	$10,548	(1.7)%	$ 33,549	$ 39,084	(14.2)%
Non same-store operating and tenant reinsurance expenses	$ 4,909	$ 3,763	30.5%	$ 15,595	$ 16,472	(5.3)%
Total rental and tenant reinsurance revenues	$67,088	$65,445	2.5%	$258,375	$259,185	(0.3)%
Total operating and tenant reinsurance expenses	$24,023	$22,944	4.7%	$ 92,670	$ 94,396	(1.8)%
Same-store square foot occupancy as of quarter end	84.8%	82.9%		84.8%	82.9%	
Properties included in same-store	246	246		246	246	

	For the Three Months Ended December 31,		Percent Change	For the Year Ended December 31,		Percent Change
	2009	2008		2009	2008	
Same-store rental and tenant reinsurance revenues	$56,497	$58,863	(4.0)%	$226,899	$233,682	(2.9)%
Same-store operating and tenant reinsurance expenses	19,752	19,391	1.9%	80,009	80,142	(0.2)%
Same store net operating income	$36,745	$39,472	(6.9)%	$146,890	$153,540	(4.3)%
Non same-store rental and tenant reinsurance revenues	$ 8,948	$ 6,294	42.2%	$ 32,286	$ 18,104	78.3%
Non same-store operating and tenant reinsurance expenses	$ 3,192	$ 3,368	(5.2)%	$ 14,387	$ 9,446	52.3%
Total rental and tenant reinsurance revenues	$65,445	$65,157	0.4%	$259,185	$251,786	2.9%
Total operating and tenant reinsurance expenses	$22,944	$22,759	0.8%	$ 94,396	$ 89,588	5.4%
Same-store square foot occupancy as of quarter end	83.2%	82.2%		83.2%	82.2%	
Properties included in same-store	252	252		252	252	

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

The increase in same-store rental revenues was primarily due to increased rental rates to incoming and existing customers and increased occupancy. The decreases in same-store operating expenses for the year ended December 31, 2010 were primarily due to decreases in utilities, office expenses, property taxes and insurance.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

The decrease in same-store rental revenues was primarily due to lower rates to new customers and decreased average annual occupancy. These decreases were partially offset by rental rate increases to existing tenants.

CASH FLOWS

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Cash flows provided by operating activities were $104,815 and $81,165 for the years ended December 31, 2010 and 2009, respectively. The increase when compared to the prior year was due mainly to an increase in cash received from affiliated joint ventures and related parties during 2010 compared to 2009 to repay receivables from related parties and affiliated real estate joint ventures. The decrease in net income in the current year when compared to the prior year was offset by a gain on the repurchase of exchangeable senior notes and a loss relating to the wind-down of our development program in 2009.

Cash used in investing activities was $83,706 and $104,410 for the years ended December 31, 2010 and 2009, respectively. The decrease in 2010 was primarily the result of $31,239 less cash being used to fund development activities in 2010 compared to 2009. Additionally, the Company received $15,750 in proceeds from the sale of 19 properties to a joint venture in 2010, compared to $0 in 2009. The decrease in cash used and proceeds from the sales of properties were offset by an increase of $31,403 in cash used to acquire new properties in 2010 compared to 2009.

Cash used in financing activities was $106,309 for the year ended December 31, 2010, compared to cash provided by financing activities of $91,223 for the year ended December 31, 2009. The decrease in cash provided in 2010 when compared to the prior year was primarily the result of a decrease of $251,498 in the net proceeds from notes payable and lines of credit in 2010 when compared to 2009, and $39,885 more cash paid for principal payments on notes payable and lines of credit in 2010 when compared to 2009. These decreases were partially offset by $87,734 less cash being used to repurchase exchangeable senior notes in 2010 compared to 2009.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Cash flows provided by operating activities were $81,165 and $98,391 for the years ended December 31, 2009 and 2008, respectively. This decrease was due mainly to a decrease in net income and an increase in the cash paid to affiliated joint ventures and related parties during 2009 compared to 2008 to repay receivables from related parties and affiliated real estate joint ventures. Additionally, more cash was spent to pay down accounts payable and accrued expenses in 2009 when compared to 2008.

Cash used in investing activities was $104,410 and $224,481 for the years ended December 31, 2009 and 2008, respectively. The decrease in 2009 was primarily the result of $89,108 less cash being used to fund acquisition activities in 2009 compared to 2008 and a decrease of $46,815 in the amount of cash invested in real estate ventures in 2009 compared to 2008. These decreases were partially offset by the collection of $21,812 of cash from the sale of our investments available for sale in 2008, compared to $0 in 2009.

Cash provided by financing activities were $91,223 and $172,685 for the years ended December 31, 2009 and 2008, respectively. The decrease in cash provided in 2009 when compared to the prior year was primarily the result of proceeds from issuance of common stock of $276,601 in 2008 compared to $0 in 2009. Additionally, we paid $56,013 more cash in 2009 to repurchase a portion of our exchangeable senior notes when compared to the prior year. These decreases were partially offset by a net increase of $206,609 in the net proceeds from notes payable and lines of credit in 2009 when compared to 2008, and $46,320 less cash paid for dividends in 2009.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, we had $46,750 available in cash and cash equivalents. We intend to use this cash to repay debt scheduled to mature in 2011 and 2012 and for general corporate purposes. We are required to distribute at least 90% of our net taxable income, excluding net capital gains, to our stockholders on an annual basis to maintain our qualification as a REIT. Recently issued guidance from the IRS allowed for up to 90% of a REIT's dividends to be paid with its common stock through 2011 if certain conditions are met. It is unlikely that we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash generated from operations and external sources of capital.

Our cash and cash equivalents are held in accounts managed by third party financial institutions and consist of invested cash and cash in our operating accounts. During 2010 we experienced no loss or lack of access to our cash or cash equivalents; however, there can be no assurance that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

On December 8, 2010, we entered into a $40,000 Fourth Credit Line that is collateralized by mortgages on certain real estate assets and matures December 8, 2013 with two one-year extension options available. We intend to use the proceeds from the Fourth Credit Line to repay debt and for general corporate purposes. The Fourth Credit Line has an interest rate of LIBOR plus 320 basis points with an interest rate floor of 4.5% (4.5% as of December 31, 2010). At December 31, 2010, $15,000 was drawn on the Fourth Credit Line. The Company guarantees the Fourth Credit Line.

On June 4, 2010, we entered into a $45,000 Third Credit Line that is collateralized by mortgages on certain lease-up real estate assets and matures on May 31, 2013 with a two-year extension available. We intend to use the proceeds of the Third Credit Line to repay debt and for general corporate purposes. The Third Credit Line has an interest rate of LIBOR plus 350 basis points (3.8% as of December 31, 2010). As of December 31, 2010, the Third Credit Line had $34,700 of capacity based on the lease-up of the assets collateralizing the Third Credit Line. At December 31, 2010 $25,467 was drawn on the Third Credit Line. The Company guarantees the Third Credit Line.

On February 13, 2009, we entered into a $50,000 Second Credit Line that is collateralized by mortgages on certain real estate assets and matures February 13, 2013 with an option to extend one additional year. We intend to use the proceeds from the Second Credit Line to repay debt and for general corporate purposes. The Second Credit Line has an interest rate of LIBOR plus 350 basis points (3.8% as of December 31, 2010). As of December 31, 2010, $30,000 was drawn on the Second Credit Line. The Company guarantees the Second Credit Line.

On October 19, 2007, we entered into a $100,000 Credit Line. The outstanding balance on the Credit Line at December 31, 2010 was $100,000. We intend to use the proceeds of the Credit Line to repay debt and for general corporate purposes. The Credit Line has an interest rate between 100 and 205 basis points over LIBOR, depending on certain of our financial ratios (1.3% as of December 31, 2010). The Credit Line is collateralized by mortgages on certain real estate assets. The Credit Line matures on October 31, 2011 with a one-year extension available.

As of December 31, 2010, we had approximately $1,249,123 of debt, resulting in a debt to total capitalization ratio of 44.1%. As of December 31, 2010, the ratio of total fixed rate debt and other instruments to total debt was 65.6% (including $176,188 on which we have interest rate swaps that have been included as fixed-rate debt). The weighted average interest rate of the total of fixed and variable rate debt at December 31, 2010 was 4.7%. Certain of our real estate assets are pledged as collateral for our debt. We are subject to certain restrictive covenants relating to our outstanding debt. We were in compliance with all financial covenants at December 31, 2010.

We expect to fund our short-term liquidity requirements, including operating expenses, recurring capital expenditures, dividends to stockholders, distributions to holders of OP units and interest on our outstanding indebtedness out of our operating cash flow, cash on hand and borrowings under our Credit Lines. In addition, we are actively pursuing additional term loans secured by unencumbered properties.

Our liquidity needs consist primarily of cash distributions to stockholders, facility development, property acquisitions, principal payments under our borrowings and non-recurring capital expenditures. We may from time to time seek to repurchase or redeem our outstanding debt, shares of common stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In addition, we evaluate, on an ongoing basis, the merits of strategic acquisitions and other relationships, which may require us to raise additional funds. We do not expect that our operating cash flow will be sufficient to fund our liquidity needs and instead expect to fund such needs out of additional borrowings of secured or unsecured indebtedness, joint ventures with third parties, and from the proceeds of public and private offerings of equity and debt. Additional capital may not be available on terms favorable to us or at all. Any additional issuance of equity or equity-linked securities may result in dilution to our stockholders. In addition, any new securities we issue could have rights, preferences and privileges senior to holders of our common stock. We may also use OP units as currency to fund acquisitions from self-storage owners who desire tax-deferral in their exiting transactions.

The U.S. credit markets have experienced dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen. These circumstances have impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the credit markets may negatively impact our ability to make acquisitions and fund development projects. In addition, the financial condition of the lenders of our credit facilities may worsen to the point that they default on their obligations to make available to us the funds under those facilities. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. These events in the credit markets have also had an adverse affect on other financial markets in the United States, which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. These disruptions in the financial market may have other adverse effects on us or the economy generally, which could cause our stock price to decline.

OFF-BALANCE SHEET ARRANGEMENTS

Except as disclosed in the notes to our financial statements, we do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, except as disclosed in the notes to our financial statements, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Our exchangeable senior notes provide for excess exchange value to be paid in shares of our common stock if our stock price exceeds a certain amount. See the notes to our financial statements for a further description of our exchangeable senior notes.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on payments due by period as of December 31, 2010:

	Payments due by Period:				
	Total	Less Than 1 Year (2011)	1-3 Years (2012-2013)	3-5 Years (2014-2015)	After 5 Years (after 2015)
Operating leases	$ 61,362	$ 6,597	$ 11,429	$ 7,446	$ 35,890
Notes payable, notes payable to trusts, exchangeable senior notes and lines of credit					
Interest	310,730	53,782	92,157	60,761	104,030
Principal	1,249,123	292,888	257,809	353,728	344,698
Total contractual obligations	$1,621,215	$353,267	$361,395	$421,935	$484,618

As of December 31, 2010, the weighted average interest rate for all fixed rate loans was 5.5%, and the weighted average interest rate on all variable rate loans was 3.1%.

FINANCING STRATEGY

We will continue to employ leverage in our capital structure in amounts reviewed from time to time by our board of directors. Although our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, we will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. In making financing decisions, we will consider factors including but not limited to:

- the interest rate of the proposed financing;
- the extent to which the financing impacts flexibility in managing our properties;
- prepayment penalties and restrictions on refinancing;
- the purchase price of properties acquired with debt financing;
- long-term objectives with respect to the financing;
- target investment returns;
- the ability of particular properties, and our Company as a whole, to generate cash flow sufficient to cover expected debt service payments;
- overall level of consolidated indebtedness;
- timing of debt and lease maturities;
- provisions that require recourse and cross-collateralization;
- corporate credit ratios including debt service coverage, debt to total capitalization and debt to undepreciated assets; and
- the overall ratio of fixed and variable rate debt.

Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is non-recourse, the collateral will be limited to the particular properties to which the indebtedness relates. In addition, we may invest in properties subject to existing loans collateralized by mortgages or similar liens on our properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to refinance investments, including the redevelopment of existing properties, for general working capital or to purchase additional interests in partnerships or joint ventures or for other purposes when we believe it is advisable.

During 2008 and 2009, we repurchased $162,337 in aggregate principal amount of our exchangeable senior notes on the open market for $119,455 in cash. We may from time to time seek to retire, repurchase or redeem our additional outstanding debt including our exchangeable senior notes as well as shares of common stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

SEASONALITY

The self-storage business is subject to seasonal fluctuations. A greater portion of revenues and profits are realized from May through September. Historically, our highest level of occupancy has been at the end of July, while our lowest level of occupancy has been in late February and early March. Results for any quarter may not be indicative of the results that may be achieved for the full fiscal year.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future income, cash flows and fair values of financial instruments are dependent upon prevailing market interest rates.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

As of December 31, 2010, we had approximately $1.2 billion in total debt, of which approximately $429.9 million was subject to variable interest rates (excluding debt with interest rate swaps). If LIBOR were to increase or decrease by 100 basis points, the increase or decrease in interest expense on the variable rate debt (excluding variable rate debt with interest rate floors) would increase or decrease future earnings and cash flows by approximately $3.4 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Item 8. Financial Statements and Supplementary Data

EXTRA SPACE STORAGE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND SCHEDULES

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Extra Space Storage Inc.

We have audited the accompanying consolidated balance sheets of Extra Space Storage Inc. ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Salt Lake City, Utah
February 25, 2011

Extra Space Storage Inc.
Consolidated Balance Sheets
(Dollars in thousands, except share data)

	December 31, 2010	December 31, 2009
Assets:		
Real estate assets:		
Net operating real estate assets	$1,935,319	$2,015,432
Real estate under development	37,083	34,427
Net real estate assets	1,972,402	2,049,859
Investments in real estate ventures	140,560	130,449
Cash and cash equivalents	46,750	131,950
Restricted cash	30,498	39,208
Receivables from related parties and affiliated real estate joint ventures	10,061	5,114
Other assets, net	48,197	50,976
Total assets	$2,248,468	$2,407,556
Liabilities, Noncontrolling Interests and Equity:		
Notes payable	$ 871,403	$1,099,593
Notes payable to trusts	119,590	119,590
Exchangeable senior notes	87,663	87,663
Discount on exchangeable senior notes	(2,205)	(3,869)
Lines of credit	170,467	100,000
Accounts payable and accrued expenses	34,210	33,386
Other liabilities	28,269	24,974
Total liabilities	1,309,397	1,461,337
Commitments and contingencies		
Equity:		
Extra Space Storage Inc. stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized, 87,587,322 and 86,721,841 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	876	867
Paid-in capital	1,148,820	1,138,243
Accumulated other comprehensive deficit	(5,787)	(1,056)
Accumulated deficit	(262,508)	(253,875)
Total Extra Space Storage Inc. stockholders' equity	881,401	884,179
Noncontrolling interest represented by Preferred Operating Partnership units, net of $100,000 note receivable	29,733	29,886
Noncontrolling interests in Operating Partnership	26,803	31,381
Other noncontrolling interests	1,134	773
Total noncontrolling interests and equity	939,071	946,219
Total liabilities, noncontrolling interests and equity	$2,248,468	$2,407,556

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Operations

(Dollars in thousands, except share data)

	For the Year Ended December 31,		
	2010	2009	2008
Revenues:			
Property rental	$ 232,447	$ 238,256	$ 235,695
Management and franchise fees	23,122	20,961	20,945
Tenant reinsurance	25,928	20,929	16,091
Total revenues	281,497	280,146	272,731
Expenses:			
Property operations	86,165	88,935	84,522
Tenant reinsurance	6,505	5,461	5,066
Unrecovered development and acquisition costs	1,235	19,011	1,727
Loss on sublease	2,000	—	—
Severance costs	—	2,225	—
General and administrative	44,428	40,224	39,388
Depreciation and amortization	50,349	52,403	49,566
Total expenses	190,682	208,259	180,269
Income from operations	90,815	71,887	92,462
Interest expense	(64,116)	(67,579)	(64,611)
Non-cash interest expense related to amortization of discount on exchangeable senior notes	(1,664)	(2,239)	(4,060)
Interest income	898	1,582	3,399
Interest income on note receivable from Preferred Operating Partnership unit holder	4,850	4,850	4,850
Gain on repurchase of exchangeable senior notes	—	27,928	6,311
Loss on sale of investments available for sale	—	—	(1,415)
Income before equity in earnings of real estate ventures and income tax expense	30,783	36,429	36,936
Equity in earnings of real estate ventures	6,753	6,964	6,932
Income tax expense	(4,162)	(4,300)	(519)
Net income	33,374	39,093	43,349
Net income allocated to Preferred Operating Partnership noncontrolling interests	(6,048)	(6,186)	(6,269)
Net income allocated to Operating Partnership and other noncontrolling interests	(995)	(930)	(1,299)
Net income attributable to common stockholders	$ 26,331	$ 31,977	$ 35,781
Net income per common share			
Basic	$ 0.30	$ 0.37	$ 0.46
Diluted	$ 0.30	$ 0.37	$ 0.46
Weighted average number of shares			
Basic	87,324,104	86,343,029	76,996,754
Diluted	92,050,453	91,082,834	82,352,988
Cash dividends paid per common share	$ 0.40	$ 0.38	$ 1.00

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)

	Noncontrolling Interests			Extra Space Storage Inc. Stockholders' Equity					
	Preferred Operating Partnership	Operating Partnership	Other	Shares	Par Value	Paid-in Capital	Accumulated Other Comprehensive Deficit	Accumulated Deficit	Total Equity
Balances at December 31, 2007	$30,287	$36,124	$ (194)	65,784,274	$658	$ 848,830	$(1,314)	$(209,713)	$704,678
Issuance of common stock upon the exercise of options	—	—	—	146,795	1	1,903	—	—	1,904
Restricted stock grants issued	—	—	—	361,624	4	—	—	—	4
Restricted stock grants cancelled	—	—	—	(10,186)	—	—	—	—	—
Compensation expense related to stock-based awards	—	—	—	—	—	3,500	—	—	3,500
Conversion of Contingent Conversion shares to common stock	—	—	—	1,428,325	14	—	—	—	14
Issuance of common stock, net of offering costs	—	—	—	17,950,000	180	276,421	—	—	276,601
New Operating Partnership units issued	—	3,621	—	—	—	—	—	—	3,621
Investments from other noncontrolling interests	—	—	2,628	—	—	—	—	—	2,628
Repurchase of equity portion of exchangeable senior notes	—	—	—	—	—	(1,025)	—	—	(1,025)
Conversion of Operating Partnership units to common stock	—	(1,239)	—	129,499	1	1,238	—	—	—
Comprehensive income:									
Net income (loss)	6,269	2,175	(876)	—	—	—	—	35,781	43,349
Loss on sale of investments available for sale	20	81	—	—	—	—	1,314	—	1,415
Total comprehensive income									44,764
Tax effect from exercise of common stock options	—	—	—	—	—	97	—	—	97
Distributions to Operating Partnership units held by noncontrolling interests	(6,739)	(4,134)	—	—	—	—	—	—	(10,873)
Dividends paid on common stock at $1.00 per share	—	—	—	—	—	—	—	(79,120)	(79,120)
Balances at December 31, 2008	$29,837	$36,628	$1,558	85,790,331	$858	$1,130,964	$ —	$(253,052)	$946,793
Restricted stock grants issued	—	—	—	547,265	5	—	—	—	5
Restricted stock grants cancelled	—	—	—	(21,256)	—	—	—	—	—
Compensation expense related to stock-based awards	—	—	—	—	—	3,809	—	—	3,809
Noncontrolling interest consolidated as business acquisition	—	—	726	—	—	—	—	—	726
Investments from other noncontrolling interests	—	—	(615)	—	—	—	—	—	(615)
Repurchase of equity portion of exchangeable senior notes	—	—	—	—	—	(2,234)	—	—	(2,234)
Conversion of Operating Partnership units to common stock	—	(3,583)	—	405,501	4	3,579	—	—	—
Redemption of Operating Partnership units for cash	—	(1,908)	—	—	—	—	—	—	(1,908)
Comprehensive income:									
Net income (loss)	6,186	1,826	(896)	—	—	—	—	31,977	39,093
Change in fair value of interest rate swap	(11)	(44)	—	—	—	—	(1,056)	—	(1,111)
Total comprehensive income									37,982
Tax effect from vesting of restricted stock grants	—	—	—	—	—	(414)	—	—	(414)
Tax effect from wind down of development program	—	—	—	—	—	2,539	—	—	2,539
Distributions to Operating Partnership units held by noncontrolling interests	(6,126)	(1,538)	—	—	—	—	—	—	(7,664)
Dividends paid on common stock at $0.38 per share	—	—	—	—	—	—	—	(32,800)	(32,800)
Balances at December 31, 2009	$29,886	$31,381	$ 773	86,721,841	$867	$1,138,243	$(1,056)	$(253,875)	$946,219
Issuance of common stock upon the exercise of options	—	—	—	484,261	5	5,656	—	—	5,661
Restricted stock grants issued	—	—	—	445,230	4	—	—	—	4
Restricted stock grants cancelled	—	—	—	(64,010)	—	—	—	—	—
Compensation expense related to stock-based awards	—	—	—	—	—	4,580	—	—	4,580
Deconsolidation of noncontrolling interests	—	—	104	—	—	—	—	—	104
Redemption of Operating Partnership units for cash	—	(4,116)	—	—	—	—	—	—	(4,116)
Investments from other noncontrolling interests	—	—	87	—	—	—	—	—	87
Purchase of noncontrolling interest	—	—	223	—	—	—	—	—	223
Comprehensive income:									
Net income (loss)	6,048	1,048	(53)	—	—	—	—	26,331	33,374
Change in fair value of interest rate swap	(55)	(177)	—	—	—	—	(4,731)	—	(4,963)
Total comprehensive income									28,411
Tax effect from vesting of restricted stock grants and stock option exercises	—	—	—	—	—	836	—	—	836
Tax effect from contribution of property to Taxable REIT Subsidiary	—	—	—	—	—	(495)	—	—	(495)
Distributions to Operating Partnership units held by noncontrolling interests	(6,146)	(1,333)	—	—	—	—	—	—	(7,479)
Dividends paid on common stock at $0.40 per share	—	—	—	—	—	—	—	(34,964)	(34,964)
Balances at December 31, 2010	$29,733	$26,803	$1,134	87,587,322	$876	$1,148,820	$(5,787)	$(262,508)	$939,071

See accompanying notes.

Extra Space Storage Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 33,374	$ 39,093	$ 43,349
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	50,349	52,403	49,566
Amortization of deferred financing costs	4,354	3,877	3,596
Non-cash interest expense related to amortization of discount on exchangeable senior notes	1,664	2,239	4,060
Gain on repurchase of exchangeable senior notes	—	(27,928)	(6,311)
Compensation expense related to stock-based awards	4,580	3,809	3,500
Loss on sale of investments available for sale	—	—	1,415
Non-cash unrecovered development and acquisition costs	—	19,011	1,727
Loss on sublease	2,000	—	—
Distributions from real estate ventures in excess of earnings	6,722	5,968	5,176
Changes in operating assets and liabilities:			
Receivables from related parties and affiliated real estate joint ventures	3,011	(12,347)	(5,976)
Other assets	(324)	(6,584)	(9,164)
Accounts payable and accrued expenses	824	(1,675)	3,435
Other liabilities	(1,739)	3,299	4,018
Net cash provided by operating activities	104,815	81,165	98,391
Cash flows from investing activities:			
Acquisition of real estate assets	(69,588)	(38,185)	(127,293)
Development and construction of real estate assets	(36,062)	(67,301)	(66,071)
Proceeds from sale of real estate assets	—	4,652	340
Proceeds from sale of properties to joint venture	15,750	—	—
Investments in real estate ventures	(9,699)	(3,246)	(50,061)
Return of investment in real estate ventures	8,802	1,315	2,915
Net proceeds from sale of investments available for sale	—	—	21,812
Change in restricted cash	9,036	(497)	(3,781)
Purchase of equipment and fixtures	(1,945)	(1,148)	(2,342)
Net cash used in investing activities	(83,706)	(104,410)	(224,481)
Cash flows from financing activities:			
Repurchase of exchangeable senior notes	—	(87,734)	(31,721)
Proceeds from notes payable and lines of credit	191,062	442,560	42,302
Principal payments on notes payable and lines of credit	(252,400)	(212,515)	(26,575)
Deferred financing costs	(4,160)	(8,716)	(1,007)
Investments from other noncontrolling interests	87	—	1,174
Redemption of Operating Partnership units held by noncontrolling interest	(4,116)	(1,908)	—
Proceeds from issuance of common shares, net	—	—	276,601
Net proceeds from exercise of stock options	5,661	—	1,904
Dividends paid on common stock	(34,964)	(32,800)	(79,120)
Distributions to noncontrolling interests in Operating Partnership	(7,479)	(7,664)	(10,873)
Net cash provided by (used in) financing activities	(106,309)	91,223	172,685
Net increase (decrease) in cash and cash equivalents	(85,200)	67,978	46,595
Cash and cash equivalents, beginning of the period	131,950	63,972	17,377
Cash and cash equivalents, end of the period	$ 46,750	$ 131,950	$ 63,972
Supplemental schedule of cash flow information			
Interest paid, net of amounts capitalized	$ 60,100	$ 64,175	$ 62,831
Supplemental schedule of noncash investing and financing activities:			
Deconsolidation of joint ventures due to application of Accounting Standards Codification 810:			
Real estate assets, net	$ (42,739)	$ —	$ —
Investments in real estate ventures	404	—	—
Receivables from related parties and affiliated real estate joint ventures	21,142	—	—
Other assets and other liabilities	(51)	—	—
Notes payable	21,348	—	—
Other noncontrolling interests	(104)	—	—
Conversion of Operating Partnership units held by noncontrolling interests for common stock	$ —	$ 3,583	$ 1,239
Acquisitions of real estate assets			
Real estate assets, net	$ 25,963	$ —	$ 3,621
Notes payable assumed	(25,963)	—	—
Operating Partnership units issued as consideration	—	—	(3,621)
Change in receivables from related parties and affiliated real estate joint ventures due to consolidation of joint venture properties	$ —	$ 18,568	$ —

See accompanying notes.

(Amounts in thousands, except property and share data)

1. DESCRIPTION OF BUSINESS

Extra Space Storage Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT"), formed as a Maryland Corporation on April 30, 2004 to own, operate, manage, acquire, develop and redevelop professionally managed self-storage facilities located throughout the United States. The Company continues the business of Extra Space Storage LLC and its subsidiaries, which had engaged in the self-storage business since 1977. The Company's interest in its properties is held through its operating partnership, Extra Space Storage LP (the "Operating Partnership"), which was formed on May 5, 2004. The Company's primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To the extent the Company continues to qualify as a REIT, it will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to its stockholders.

The Company invests in self-storage facilities by acquiring or developing wholly owned facilities or by acquiring an equity interest in real estate entities. At December 31, 2010, the Company had direct and indirect equity interests in 660 storage facilities. In addition, the Company managed 160 properties for franchisees or third parties bringing the total number of properties which it owns and/or manages to 820, located in 34 states and Washington, D.C.

The Company operates in three distinct segments: (1) property management, acquisition and development; (2) rental operations; and (3) tenant reinsurance. The Company's property management, acquisition and development activities include managing, acquiring, developing and selling self-storage facilities. On June 2, 2009, the Company announced the wind-down of its development activities. As of December 31, 2010, there were six remaining development projects in process. The Company expects to complete these projects by the end of 2011. The rental operations activities include rental operations of self-storage facilities. No single tenant accounts for more than 5% of rental income. Tenant reinsurance activities include the reinsurance of risks relating to the loss of goods stored by tenants in the Company's self storage facilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly or majority owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company accounts for arrangements that are not controlled through voting or similar rights as variable interest entities ("VIEs"). An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE. A VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity's equity holders as a group either: (a) lack the power, through voting or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance, (b) are not obligated to absorb expected losses of the entity if they occur, or (c) do not

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, the enterprise that is deemed to have a variable interest, or combination of variable interests, that provides the enterprise with a controlling financial interest in the VIE, is considered the primary beneficiary and must consolidate the VIE

The Company has concluded that under certain circumstances when the Company (1) enters into option agreements for the purchase of land or facilities from an entity and pay a non-refundable deposit, or (2) enters into arrangements for the formation of joint ventures, a VIE may be created under condition (i), (ii) (b) or (c) of the previous paragraph. For each VIE created, the Company has performed a qualitative analysis, including considering which party, if any, has the power to direct the activities most significant to the economic performance of each VIE and whether that party has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with the Company's financial statements. Additionally, the Operating Partnership has notes payable to three trusts that are VIEs under condition (ii)(a) above. Since the Operating Partnership is not the primary beneficiary of the trusts, these VIEs are not consolidated.

The Company's investments in real estate joint ventures, where the Company has significant influence, but not control, and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting on the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2009 and 2008 financial statements and supporting note disclosures have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net income or accumulated deficit.

(Amounts in thousands, except property and share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Disclosures

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table provides information for each major category of assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other liabilities—Swap Agreement 1	$(1,813)	$—	$(1,813)	$—
Other liabilities—Swap Agreement 2	(1,439)	—	(1,439)	—
Other liabilities—Swap Agreement 3	(643)	—	(643)	—
Other liabilities—Swap Agreement 4	(475)	—	(475)	—
Other liabilities—Swap Agreement 5	(562)	—	(562)	—
Other liabilities—Swap Agreement 6	(1,142)	—	(1,142)	—
Total	$(6,074)	$—	$(6,074)	$—

There were no transfer of assets and liabilities between Level 1 and Level 2 during 2010. The Company did not have any significant assets or liabilities that are re-measured on a recurring basis using significant unobservable inputs for the years ended December 31, 2010 or 2009.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Long lived assets held for use are evaluated by the Company for impairment when events or circumstances indicate that there may be impairment. The Company reviews each self-storage facility at least annually to determine if any such events or circumstances have occurred or exist. The Company focuses on facilities where occupancy and/or rental income have decreased by a significant amount. For these facilities, the Company determines whether the decrease is temporary or permanent and whether the facility will likely recover the lost occupancy and/or revenue in the short term. In addition, the Company carefully reviews facilities in the lease-up stage and compares actual operating results to original projections.

When the Company determines that an event that may indicate impairment has occurred, the Company compares the carrying value of the related long-lived assets to the undiscounted future net operating cash flows attributable to the assets. An impairment loss is recorded if the net carrying value of the assets exceeds the undiscounted future net operating cash flows attributable to the assets. The

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

impairment loss recognized equals the excess of net carrying value over the related fair value of the assets.

When real estate assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the fair value of the assets, net of selling costs. If the estimated fair value, net of selling costs, of the assets that have been identified for sale is less than the net carrying value of the assets, then a valuation allowance is established. The operations of assets held for sale or sold during the period are generally presented as discontinued operations for all periods presented.

The Company assesses whether there are any indicators that the value of the Company's investments in unconsolidated real estate ventures may be impaired annually and when events or circumstances indicate that there may be impairment. An investment is impaired if management's estimate of the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is considered to be other than temporary, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment.

On June 2, 2009, the Company announced the wind-down of its development activities. As a result of this change, the Company reviewed its properties under construction, unimproved land and its investment in development joint ventures for potential impairments. This review included the preparation of updated models based on current market conditions, obtaining appraisals and reviewing recent sales and list prices of undeveloped land and mature self storage facilities. Based on this review, the Company identified certain assets as being impaired. The impairments relating to long-lived assets where the Company intends to complete the development and hold the asset are the result of the estimated undiscounted future cash flows being less than the current carrying value of the assets. The Company compared the carrying value of certain undeveloped land and seven vacant condominiums that the Company intends to sell to the fair market value of similar undeveloped land and condominiums. For the assets that the Company intends to sell, where the current estimated fair market value less costs to sell was below the carrying value, the Company reduced the carrying value of the asset to the current fair market value less selling costs and recorded an impairment charge. These assets are classified as held for sale. The impairments relating to investments in development joint ventures are the result of the Company comparing the estimated current fair market value to the carrying value of the investment. For those investments in development joint ventures where the current estimated fair market value was below the carrying value, the Company reduced the investment to the current fair market value through an impairment charge. Losses relating to changes in fair value have been included in unrecovered development and acquisition costs on the Company's statements of operations for the year ended December 31, 2009. No impairment losses were recorded during the year ended December 31, 2010.

As of December 31, 2010, the Company did not have any assets or liabilities measured at fair value on a nonrecurring basis.

(Amounts in thousands, except property and share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, receivables, other financial instruments included in other assets, accounts payable and accrued expenses, variable rate notes payable and notes payable to trusts, lines of credit and other liabilities reflected in the consolidated balance sheets at December 31, 2010 and 2009 approximate fair value. The fair values of the Company's notes receivable, fixed rate notes payable and notes payable to trusts and exchangeable senior notes are as follows:

	December 31, 2010		December 31, 2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Note receivable from Preferred Operating Partnership unit holder	$115,696	$100,000	$ 112,740	$ 100,000
Fixed rate notes payable and notes payable to trusts	$777,575	$731,588	$1,067,653	$1,015,063
Exchangeable senior notes	$118,975	$ 87,663	$ 110,122	$ 87,663

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized. Capitalized interest during the years ended December 31, 2010, 2009 and 2008 was $2,013, $4,148, and $5,506, respectively.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between five and 39 years.

In connection with the Company's acquisition of self-storage facilities, the purchase price is allocated to the tangible and intangible assets and liabilities acquired based on their fair values, which are estimated using significant unobservable inputs. The value of the tangible assets, consisting of land and buildings, are determined as if vacant. Intangible assets, which represent the value of existing tenant relationships, are recorded at their fair values based on the avoided cost to replace the current leases. The Company measures the value of tenant relationships based on the rent lost due to the amount of time required to replace existing customers which is based on the Company's historical experience with turnover in its facilities. Debt assumed as part of an acquisition is recorded at fair value based on current interest rates compared to contractual rates. Acquisition-related transaction costs incurred after December 31, 2008 have been expensed as incurred.

Intangible lease rights represent: (1) purchase price amounts allocated to leases on two properties that cannot be classified as ground or building leases; these rights are amortized to expense over the life of the leases and (2) intangibles related to ground leases on four properties where the leases were assumed by the Company at rates that were lower than the current market rates for similar leases. The

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

value associated with these assumed leases were recorded as intangibles, which will be amortized over the lease terms.

Investments in Real Estate Ventures

The Company's investments in real estate joint ventures, where the Company has significant influence, but not control and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company's investment in real estate ventures is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the Company's ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, the Company follows the "look through" approach for classification of distributions from joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the joint venture's sale of assets), in which case it is reported as an investing activity.

Cash and Cash Equivalents

The Company's cash is deposited with financial institutions located throughout the United States of America and at times may exceed federally insured limits. The Company considers all highly liquid debt instruments with a maturity date of three months or less to be cash equivalents.

Restricted Cash

Restricted cash is comprised of letters of credit and escrowed funds deposited with financial institutions located in various states relating to earnest money deposits on potential acquisitions, real estate taxes, insurance, capital expenditures and lease liabilities.

Other Assets

Other assets consist primarily of equipment and fixtures, deferred financing costs, customer accounts receivable, investments in trusts, other intangible assets, deferred tax assets and prepaid expenses. Depreciation of equipment and fixtures is computed on a straight-line basis over three to five years. Deferred financing costs are amortized to interest expense using the effective interest method over the terms of the respective debt agreements.

Derivative Instruments and Hedging Activities

The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk are considered fair value

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

hedges. Derivatives used to hedge the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in the statements of operations. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income, outside of earnings, and subsequently reclassified to earnings when the hedged transaction affects earnings.

Risk Management and Use of Financial Instruments

In the normal course of its on-going business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk on its interest-bearing liabilities. Credit risk is the risk of inability or unwillingness of tenants to make contractually required payments. Market risk is the risk of declines in the value of properties due to changes in rental rates, interest rates or other market factors affecting the value of properties held by the Company. The Company has entered into interest rate swap agreements to manage a portion of its interest rate risk.

Conversion of Operating Partnership Units

Conversions of Operating Partnership units to common stock, when converted under the original provisions of the Operating Partnership agreement, are accounted for by reclassifying the underlying net book value of the units from noncontrolling interest to the Company's equity. The difference between the fair value of the consideration paid and the adjustment to the carrying amount of the noncontrolling interest is recognized as additional paid in capital for the Company.

Revenue and Expense Recognition

Rental revenues are recognized as earned based upon amounts that are currently due from tenants. Leases are generally on month-to-month terms. Prepaid rents are recognized on a straight-line basis over the term of the leases. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, merchandise sales and truck rentals are recognized as income when earned. Management and franchise fee revenues are recognized monthly as services are performed and in accordance with the terms of the related management agreements. Tenant reinsurance premiums are recognized as revenue over the period of insurance coverage. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Interest income is recognized as earned.

Property expenses, including utilities, property taxes, repairs and maintenance and other costs to manage the facilities are recognized as incurred. The Company accrues for property tax expense based upon invoice amounts, estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

(Amounts in thousands, except property and share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Sales

In general, sales of real estate and related profits/losses are recognized when all consideration has changed hands and risks and rewards of ownership have been transferred. Certain types of continuing involvement preclude sale treatment and related profit recognition; other forms of continuing involvement allow for sale recognition but require deferral of profit recognition.

Advertising Costs

The Company incurs advertising costs primarily attributable to directory, direct mail, internet and other advertising. Direct response advertising costs are deferred and amortized over the expected benefit period determined to be 12 months. All other advertising costs are expensed as incurred. The Company recognized $6,430, $5,892, and $5,935 in advertising expense for the years ended December 31, 2010, 2009 and 2008, respectively.

Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain its qualification as a REIT, among other things, the Company is required to distribute at least 90% of its REIT taxable income to its stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income which meets certain criteria and is distributed annually to stockholders. The Company plans to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, it would be subject to federal income tax. The Company is subject to certain state and local taxes. Provision for such taxes has been included in income tax expense on the Company's consolidated statements of operations. For the year ended December 31, 2010, 0.1% (unaudited) of all distributions to stockholders qualifies as a return of capital.

The Company has elected to treat one of its corporate subsidiaries, Extra Space Management, Inc., as a taxable REIT subsidiary ("TRS"). In general, the Company's TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or any lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax.

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. At December 31, 2010 and 2009, there were no material unrecognized tax benefits. Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred. As of December 31, 2010 and 2009, the Company had no interest or penalties related to uncertain tax provisions.

(Amounts in thousands, except property and share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The measurement and recognition of compensation expense for all share-based payment awards to employees and directors are based on estimated fair values. Awards granted are valued at fair value and any compensation element is recognized on a straight line basis over the service periods of each award.

Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average common shares outstanding including unvested share based payment awards that contain a non-forfeitable right to dividends or dividend equivalents. Diluted earnings per common share measures the performance of the Company over the reporting period while giving effect to all potential common shares that were dilutive and outstanding during the period. The denominator includes the weighted average number of basic shares and the number of additional common shares that would have been outstanding if the potential common shares that were dilutive had been issued and is calculated using either the treasury stock or if-converted method. Potential common shares are securities (such as options, warrants, convertible debt, Contingent Conversion Shares ("CCSs"), Contingent Conversion Units ("CCUs"), exchangeable Series A Participating Redeemable Preferred Operating Partnership units ("Preferred OP units") and exchangeable Operating Partnership units ("OP units")) that do not have a current right to participate in earnings but could do so in the future by virtue of their option or conversion right. In computing the dilutive effect of convertible securities, net income is adjusted to add back any changes in earnings in the period associated with the convertible security. The numerator also is adjusted for the effects of any other non-discretionary changes in income or loss that would result from the assumed conversion of those potential common shares. In computing diluted earnings per share, only potential common shares that are dilutive, those that reduce earnings per share, are included.

The Company's Operating Partnership has $87,663 of exchangeable senior notes issued and outstanding as of December 31, 2010 that also can potentially have a dilutive effect on its earnings per share calculations. The exchangeable senior notes are exchangeable by holders into shares of the Company's common stock under certain circumstances per the terms of the indenture governing the exchangeable senior notes. The exchangeable senior notes are not exchangeable unless the price of the Company's common stock is greater than or equal to 130% of the applicable exchange price for a specified period during a quarter, or unless certain other events occur. The exchange price was $23.45 per share at December 31, 2010, and could change over time as described in the indenture. The price of the Company's common stock did not exceed 130% of the exchange price for the specified period of time during the fourth quarter of 2010; therefore holders of the exchangeable senior notes may not elect to convert them during the first quarter of 2011.

The Company has irrevocably agreed to pay only cash for the accreted principal amount of the exchangeable senior notes relative to its exchange obligations, but has retained the right to satisfy the exchange obligations in excess of the accreted principal amount in cash and/or common stock. Though the Company has retained that right, Accounting Standards Codification ("ASC") 260, *"Earnings Per*

(Amounts in thousands, except property and share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share," requires an assumption that shares will be used to pay the exchange obligations in excess of the accreted principal amount, and requires that those shares be included in the Company's calculation of weighted average common shares outstanding for the diluted earnings per share computation. No shares were included in the computation at December 31, 2010, 2009 or 2008 because there was no excess over the accreted principal for the period.

For the purposes of computing the diluted impact on earnings per share of the potential conversion of Preferred OP units into common shares, where the Company has the option to redeem in cash or shares and where the Company has stated the positive intent and ability to settle at least $115,000 of the instrument in cash (or net settle a portion of the Preferred OP units against the related outstanding note receivable), only the amount of the instrument in excess of $115,000 is considered in the calculation of shares contingently issuable for the purposes of computing diluted earnings per share as allowed by ASC 260-10-45-46.

For the years ended December 31, 2010, 2009 and 2008, options to purchase approximately 1,788,142 shares, 4,925,153 shares, and 1,870,423 shares of common stock, respectively, were excluded from the computation of earnings per share as their effect would have been anti-dilutive. All restricted stock grants have been included in basic and diluted shares outstanding because such shares earn a non-forfeitable dividend and carry voting rights.

The computation of net income per share is as follows:

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Net income attributable to common stockholders	$ 26,331	$ 31,977	$ 35,781
Add: Income allocated to noncontrolling interest—Preferred Operating Partnership and Operating Partnership	7,096	8,012	8,444
Subtract: Fixed component of income allocated to noncontrolling interest—Preferred Operating Partnership	(5,750)	(5,750)	(5,751)
Net income for diluted computations	$ 27,677	$ 34,239	$ 38,474
Weighted average common shares outstanding:			
Average number of common shares outstanding—basic	87,324,104	86,343,029	76,996,754
Operating Partnership units	3,356,963	3,627,368	4,264,968
Preferred Operating Partnership units	989,980	989,980	989,980
Dilutive and cancelled stock options and CCS/CCU conversions	379,406	122,457	101,286
Average number of common shares outstanding—diluted	92,050,453	91,082,834	82,352,988
Net income per common share			
Basic	$ 0.30	$ 0.37	$ 0.46
Diluted	$ 0.30	$ 0.37	$ 0.46

(Amounts in thousands, except property and share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In January 2010, the FASB issued new fair value measurements and disclosures standards to increase the transparency of these measures. The standards revise two disclosure requirements concerning fair value measurements and clarify two others. They require separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. They will also require the presentation of purchases, sales, issuances, and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. These new disclosure requirements were effective for the period ended March 31, 2010, except for the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The adoption of the new standards did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued changes to ASC 810, *"Consolidation,"* which amended guidance for determining whether an entity is a VIE, and requires the performance of a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE. Under this guidance, an entity would be required to consolidate a VIE if it has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. This guidance became effective for the first annual reporting period that began after November 15, 2009, with early adoption prohibited. The Company adopted this guidance effective January 1, 2010 and reviewed the terms of all joint ventures in relation to the new guidance. As a result of this analysis, the Company determined that five joint ventures that were consolidated under the previous accounting guidance should be deconsolidated as of January 1, 2010. The assets and liabilities associated with these joint ventures were removed from the Company's financial statements and the Company's investments in these joint ventures were recorded under the equity method of accounting during the year ended December 31, 2010.

(Amounts in thousands, except property and share data)

3. REAL ESTATE ASSETS

The components of real estate assets are summarized as follows:

	December 31, 2010	December 31, 2009
Land—operating	$ 494,005	$ 501,674
Land—development	24,284	32,635
Buildings and improvements	1,641,665	1,675,340
Intangible assets—tenant relationships	32,257	33,463
Intangible lease rights	6,150	6,150
	2,198,361	2,249,262
Less: accumulated depreciation and amortization	(263,042)	(233,830)
Net operating real estate assets	1,935,319	2,015,432
Real estate under development	37,083	34,427
Net real estate assets	$1,972,402	$2,049,859
Real estate assets held for sale included in net real estate assets	$ 11,275	$ 11,275

The Company amortizes to expense intangible assets—tenant relationships on a straight-line basis over the average period that a tenant is expected to utilize the facility (currently estimated at 18 months). The Company amortizes to expense the intangible lease rights over the terms of the related leases. Amortization related to the tenant relationships and lease rights was $907, $1,905, and $4,760 for the years ended December 31, 2010, 2009 and 2008, respectively. The remaining balance of the unamortized lease rights will be amortized over the next 7 to 51 years.

On April 10, 2009, the Company sold vacant land in Los Angeles, California for cash of $4,652. A loss of $343 was recorded as a result of this sale, and is included in unrecovered development and acquisition costs in the consolidated statement of operations.

On June 19, 2008, the Company sold an undeveloped parcel of vacant land in Antelope, California for its book value of $340. There was no gain or loss recognized on the sale.

(Amounts in thousands, except property and share data)

4. PROPERTY ACQUISITIONS

The following table shows the Company's acquisition of operating properties for the years ended December 31, 2010 and 2009 and does not include purchases of raw land or improvements made to existing assets:

			Consideration Paid				Acquisition Date Fair Value				
Property Location	Number of Properties	Date of Acquisition	Total Paid	Cash Paid	Loan Assumed	Net Liabilities/ (Assets) Assumed	Land	Building	Intangible	Closing costs— expensed	Source of Acquisition
Texas	2	12/14/2010	$ 6,414	$ 6,359	$ —	$ 55	$2,010	$ 4,221	$146	$ 37	Unrelated third party
New York	1	11/23/2010	9,727	4,547	5,601	(421)	5,676	3,784	209	58	Unrelated third party
Utah	2	11/23/2010	4,559	4,570	—	(11)	1,306	3,132	106	15	Unrelated third party
Maryland, Virginia	2	10/20/2010	16,784	16,828	—	(44)	1,461	14,668	490	165	Unrelated third party
Utah	1	10/20/2010	4,531	4,514	—	17	986	3,455	80	10	Unrelated third party
Alabama	2	8/23/2010	2,593	2,534	—	59	416	2,033	140	4	Unrelated third party
Florida	1	7/15/2010	2,787	2,759	—	28	625	2,133	19	10	Unrelated third party
Georgia	3	6/17/2010	7,661	7,551	—	110	2,769	4,487	318	87	Unrelated third party
New York	1	5/21/2010	9,629	3,231	6,475	(77)	2,802	6,536	220	71	Unrelated third party
Georgia	1	11/12/2009	5,731	5,749	—	(18)	1,958	3,625	108	40	Unrelated third party
Virginia	1	1/23/2009	7,425	7,438	—	(13)	2,076	5,175	122	52	Unrelated franchisee

(Amounts in thousands, except property and share data)

5. INVESTMENTS IN REAL ESTATE VENTURES

Investments in real estate ventures at December 31, 2010 and 2009 consist of the following:

	Equity Ownership %	Excess Profit Participation %	Investment balance at December 31, 2010	Investment balance at December 31, 2009
Extra Space West One LLC ("ESW")	5%	40%	$ 1,077	$ 1,175
Extra Space West Two LLC ("ESW II")	5%	40%	4,606	4,749
Extra Space Northern Properties Six LLC ("ESNPS")	10%	35%	1,142	1,388
Extra Space of Santa Monica LLC ("ESSM")	48%	48%	2,901	2,419
Clarendon Storage Associates Limited Partnership ("Clarendon")	50%	50%	3,204	3,245
HSRE-ESP IA, LLC ("HSRE")	50%	50%	11,984	—
PRISA Self Storage LLC ("PRISA")	2%	17%	11,445	11,907
PRISA II Self Storage LLC ("PRISA II")	2%	17%	9,855	10,239
PRISA III Self Storage LLC ("PRISA III")	5%	20%	3,568	3,793
VRS Self Storage LLC ("VRS")	45%	54%	44,641	45,579
WCOT Self Storage LLC ("WCOT")	5%	20%	4,799	4,983
Storage Portfolio I LLC ("SP I")	25%	25-40%	14,873	16,049
Storage Portfolio Bravo II ("SPB II")	20%	20-45%	14,759	15,104
Extra Space Joint Ventures with Everest Real Estate Fund ("Everest")	10-58%	35-50%	5,514	1,558
U-Storage de Mexico S.A. and related entities ("U-Storage")	40%	40%	4,852	6,166
Other minority owned properties	18-50%	19-50%	1,340	2,095
			$140,560	$130,449

In these joint ventures, the Company and the joint venture partner generally receive a preferred return on their invested capital. To the extent that cash/profits in excess of these preferred returns are generated through operations or capital transactions, the Company would receive a higher percentage of the excess cash/profits than its equity interest.

In accordance with ASC 810, the Company reviews all of its joint venture relationships quarterly to ensure that there are no entities that require consolidation. As of December 31, 2010, there were no previously unconsolidated entities that were required to be consolidated as a result of this review.

On June 28, 2010, the Company contributed $6,660 to ESW as a result of a capital call related to the joint venture's repayment of its $16,650 loan. On August 25, 2010, ESW closed on a new loan and on August 30, 2010, ESW returned $6,660 of investment capital to the Company.

(Amounts in thousands, except property and share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

On June 15, 2010, the Company paid $193 to obtain an additional 7.2% percentage interest in ESSM, increasing the Company's interest in the venture from 41.0% to 48.2%.

On January 21, 2010 the Company closed a joint venture transaction with an affiliate of Harrison Street Real Estate Capital LLC ("Harrison Street"). Harrison Street contributed approximately $15,800 in cash to the joint venture in return for a 50.0% ownership interest. The Company contributed 19 wholly owned properties and received approximately $15,800 in cash and a 50.0% ownership interest in the joint venture. The joint venture assumed approximately $101,000 of existing debt which is secured by the properties. The properties are located in California, Florida, Nevada, Ohio, Pennsylvania, Tennessee, Texas and Virginia. The Company will continue to operate the properties and will receive a 6.0% management fee. The Company's 50% joint venture interest will be accounted for using the equity method of accounting.

On July 1, 2008, the Company purchased an additional 40.0% interest in VRS Self Storage LLC from Prudential Real Estate Investors for cash of $44,100, resulting in an increase in the Company's total interest in the joint venture from 5.0% to 45.0%.

Equity in earnings (losses) of real estate ventures for the years ended December 31, 2010, 2009, and 2008 consists of the following:

	For the Year Ended December 31,		
	2010	2009	2008
Equity in earnings of ESW	$1,213	$1,164	$1,333
Equity in losses of ESW II	(31)	(24)	(57)
Equity in earnings of ESNPS	239	277	236
Equity in losses of ESSM	(142)	(113)	—
Equity in earnings of Clarendon	417	375	304
Equity in losses of HSRE	(161)	—	—
Equity in earnings of PRISA	641	483	702
Equity in earnings of PRISA II	481	550	596
Equity in earnings of PRISA III	262	235	274
Equity in earnings of VRS	2,221	2,116	1,363
Equity in earnings of WCOT	251	242	299
Equity in earnings of SP I	934	793	1,211
Equity in earnings of SPB II	184	283	614
Equity in earnings (losses) of Everest	195	(6)	(212)
Equity in earnings (losses) of U-Storage	55	70	(64)
Equity in earnings (losses) of other minority owned properties	(6)	519	333
	$6,753	$6,964	$6,932

Equity in earnings (losses) of ESW II, SP I and SPB II includes the amortization of the Company's excess purchase price of $25,713 of these equity investments over its original basis. The excess basis is amortized over 40 years.

(Amounts in thousands, except property and share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

Information (unaudited) related to the real estate ventures' debt at December 31, 2010 is set forth below:

	Loan Amount	Current Interest Rate	Debt Maturity
ESW—Fixed	$ 16,700	5.00%	September 2015
ESW II—Fixed	20,000	5.48%	March 2012
ESNPS—Fixed	34,500	5.27%	June 2015
ESSM—Variable	10,946	3.01%	November 2011
Clarendon—Swapped to fixed	8,378	5.93%	September 2018
PRISA	—	—	Unleveraged
PRISA II	—	—	Unleveraged
PRISA III—Fixed	145,000	4.97%	August 2012
VRS—Fixed	52,100	4.76%	August 2012
WCOT—Fixed	92,140	4.76%	August 2012
SP I—Fixed	115,000	4.62%	April 2011
SPB II—Fixed	58,772	8.00%	August 2014
U-Storage	—	—	Unleveraged
HSRE—Fixed	100,566	5.29%	August 2015
Other minority owned properties	133,002	various	various

Combined, condensed unaudited financial information of ESW, ESW II, ESNPS, PRISA, PRISA II, PRISA III, VRS, WCOT, SP I and SPB II and HSRE as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009, and 2008, follows:

	December 31,	
Balance Sheets:	2010	2009
Assets:		
Net real estate assets	$2,056,032	$1,977,184
Other	28,866	33,120
	$2,084,898	$2,010,304
Liabilities and members' equity:		
Notes payable	$ 634,778	$ 535,475
Other liabilities	27,700	27,547
Members' equity	1,422,420	1,447,282
	$2,084,898	$2,010,304

(Amounts in thousands, except property and share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

Statements of Income:	For the Year Ended December 31, 2010	2009	2008
Rents and other income	$297,658	$282,181	$295,824
Expenses	211,283	195,330	197,926
Net income	$ 86,375	$ 86,851	$ 97,898

Variable Interests in Unconsolidated Real Estate Joint Ventures:

The Company has interests in two unconsolidated joint ventures with unrelated third parties which are VIEs (the "VIE JVs"). The Company holds 18-39% equity interests in the VIE JVs, and has 50% of the voting rights in each of the VIE JVs. Qualification as a VIE was based on the determination that the equity investments at risk for each of these joint ventures were not sufficient based on a qualitative and quantitative analysis performed by the Company. The Company performed a qualitative analysis for these joint ventures to determine which party was the primary beneficiary of each VIE. The Company determined that since the powers to direct the activities most significant to the economic performance of these entities are shared equally by the Company and its joint venture partners, there is no primary beneficiary. Accordingly, these interests are recorded using the equity method.

The VIE JVs each own a single pre-stabilized self-storage property. These joint ventures are financed through a combination of (1) equity contributions from the Company and its joint venture partners, (2) mortgage notes payable and (3) payables to the Company. The payables to the Company consist of amounts owed for expenses paid on behalf of the joint ventures by the Company as manager and mortgage notes payable to the Company. The Company performs management services for the VIE JVs in exchange for a management fee of approximately 6% of cash collected by the properties. The Company has not provided financial or other support during the periods presented to the VIE JVs that it was not previously contractually obligated to provide.

The Company guarantees the mortgage notes payable for the VIE JVs. The Company's maximum exposure to loss for these joint ventures as of December 31, 2010 is the total of the guaranteed loan balances, the payables due to the Company and the Company's investment balances in the joint ventures. The Company believes that the risk of incurring a loss as a result of having to perform on the loan guarantees is unlikely and therefore no liability has been recorded related to these guarantees. Also, repossessing and/or selling the self-storage facility and land that collateralize the loans could provide funds sufficient to reimburse the Company. Additionally, the Company believes the payables to the Company are collectible.

(Amounts in thousands, except property and share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

The following table compares the liability balance and the maximum exposure to loss related to the VIE JVs as of December 31, 2010:

	Liability Balance	Investment Balance	Balance of Guaranteed Loan	Payables to Company	Maximum Exposure to Loss	Difference
Extra Space of Montrose Avenue LLC	$—	$1,240	$4,332	$3,034	$ 8,606	$ (8,606)
Extra Space of Sacramento One LLC	—	(804)	5,000	1,495	5,691	(5,691)
	$—	$ 436	$9,332	$4,529	$14,297	$(14,297)

The Company had no consolidated VIEs during the year ended December 31, 2010.

6. INVESTMENTS AVAILABLE FOR SALE

The Company has accounted for securities classified as "available for sale" at fair value. Adjustments to the fair value of available for sale securities were recorded as a component of other comprehensive income. A decline in the market value of investment securities below cost, that was deemed to be other than temporary, resulted in a reduction in the carrying amount to fair value. The impairment was charged to earnings and a new cost basis for the security was established. The Company's investments available for sale have generally consisted of non mortgage-backed auction rate securities ("ARS"). ARS are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par.

At December 31, 2007, the Company had $24,460 invested in non mortgage- backed ARS. Uncertainties in the credit markets had prevented the Company and other investors from liquidating the holdings of auction rate securities in auctions for these securities because the amount of securities submitted for sale exceeded the amount of purchase orders. As a result, during the year ended December 31, 2007, the Company recorded an other-than-temporary impairment charge of $1,233 and a temporary impairment charge of $1,415, which reduced the carrying value of the Company's investments in ARS to an estimated fair value of $21,812 as of December 31, 2007. On February 29, 2008, the Company liquidated its holdings of ARS for $21,812 in cash. As a result of this settlement, the Company recognized $1,415 of the amount that was previously classified as a temporary impairment as a loss on sale of investments available for sale through earnings. The Company has not had investments in ARS or investments available for sale since March 1, 2008.

(Amounts in thousands, except property and share data)

7. OTHER ASSETS

The components of other assets are summarized as follows:

	December 31, 2010	December 31, 2009
Equipment and fixtures	$ 13,552	$11,836
Less: accumulated depreciation	(10,490)	(9,046)
Other intangible assets	3,343	3,303
Deferred financing costs, net	14,519	15,458
Prepaid expenses and deposits	6,869	5,173
Accounts receivable, net	12,520	15,086
Investments in Trusts	3,590	3,590
Deferred tax asset	4,294	5,576
	$ 48,197	$50,976

(Amounts in thousands, except property and share data)

8. NOTES PAYABLE

The components of notes payable are summarized as follows:

	December 31, 2010	December 31, 2009
Fixed Rate		
Mortgage and construction loans with banks (including loans subject to interest rate swaps) bearing interest at fixed rates between 4.2% and 7.0%. The loans are collateralized by mortgages on real estate assets and the assignment of rents. Principal and interest payments are made monthly with all outstanding principal and interest due between June 2011 and August 2019.	$695,505	$ 895,473
Variable Rate		
Mortgage and construction loans with banks bearing floating interest rates based on LIBOR and Prime. Interest rates based on LIBOR are between LIBOR plus 1.5% (1.8% and 1.7% at December 31, 2010 and December 31, 2009, respectively) and LIBOR plus 4.0% (4.3% and 4.2% at December 31, 2010 and December 31, 2009, respectively). Interest rates based on Prime are between Prime plus 0.5% (3.8% at December 31, 2010 and December 31, 2009), and Prime plus 1.5% (4.8% at December 31, 2010 and December 31, 2009). The loans are collateralized by mortgages on real estate assets and the assignment of rents. Principal and interest payments are made monthly with all outstanding principal and interest due between February 2011 and May 2015.	175,898	204,120
	$871,403	$1,099,593

(Amounts in thousands, except property and share data)

8. NOTES PAYABLE (Continued)

The following table summarizes the scheduled maturities of notes payable at December 31, 2010:

2011	$192,888
2012	57,234
2013	42,445
2014	149,428
2015	204,300
Thereafter	225,108
	$871,403

Certain mortgage and construction loans with variable rate debt are subject to interest rate floors starting at 4.5%. Real estate assets are pledged as collateral for the notes payable. Also, certain of these notes payable are cross-collateralized with other properties. Of the Company's $871,403 in notes payable outstanding at December 31, 2010, $511,229 were recourse due to guarantees or other security provisions. The Company is subject to certain restrictive covenants relating to the outstanding notes payable. The Company was in compliance with all financial covenants at December 31, 2010.

9. DERIVATIVES

GAAP requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. A company must designate each qualifying hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in foreign operation.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with Company's fixed and variable-rate borrowings. The Company designates certain interest rate swaps as cash flow hedges of variable-rate borrowings and the remainder as fair value hedges of fixed-rate borrowings.

The following table summarizes the terms of the Company's derivative financial instruments:

Hedge Product	Hedge Type	Notional Amount	Strike	Effective Date	Maturity
Reverse Swap Agreement	Fair Value	$61,770	Libor plus 0.65%	10/31/2004	6/1/2009
Swap Agreement 1	Cash Flow	$63,000	4.24%	2/1/2009	6/30/2013
Swap Agreement 2	Cash Flow	$26,000	6.32%	7/1/2009	7/1/2014
Swap Agreement 3	Cash Flow	$ 8,462	6.98%	7/27/2009	6/27/2016
Swap Agreement 4	Cash Flow	$10,000	6.12%	11/2/2009	11/1/2014
Swap Agreement 5	Cash Flow	$20,700	5.80%	6/11/2010	6/1/2015
Swap Agreement 6	Cash Flow	$48,876	6.10%	7/1/2010	9/1/2014

(Amounts in thousands, except property and share data)

9. DERIVATIVES (Continued)

Monthly interest payments were recognized as an increase or decrease in interest expense as follows:

Type	Classification of Income (Expense)	For the Year Ended December 31, 2010	2009	2008
Reverse Swap Agreement	Interest expense	$ —	$ 916	$223
Swap Agreement 1	Interest expense	(1,231)	(923)	—
Swap Agreement 2	Interest expense	(728)	(309)	—
Swap Agreement 3	Interest expense	(266)	(126)	—
Swap Agreement 4	Interest expense	(261)	(21)	—
Swap Agreement 5	Interest expense	(216)	—	—
Swap Agreement 6	Interest expense	(376)	—	—
		$(3,078)	$(463)	$223

Information relating to the losses recognized on the swap agreements is as follows:

Type	Gain (loss) recognized in OCI December 31, 2010	Location of amounts reclassified from OCI into income	Gain (loss) reclassified from OCI Year ended December 31, 2010
Swap Agreement 1	$(1,473)	Interest expense	$(1,231)
Swap Agreement 2	(961)	Interest expense	(728)
Swap Agreement 3	(399)	Interest expense	(266)
Swap Agreement 4	(426)	Interest expense	(261)
Swap Agreement 5	(562)	Interest expense	(216)
Swap Agreement 6	(1,142)	Interest expense	(376)
	$(4,963)		$(3,078)

The Swap Agreements were highly effective for the year ended December 31, 2010. The gain (loss) reclassified from OCI in the preceding table represents the effective portion of our cash flow hedges reclassified from OCI to interest expense during the year ended December 31, 2010.

(Amounts in thousands, except property and share data)

9. DERIVATIVES (Continued)

The balance sheet classification and carrying amounts of the interest rate swaps are as follows:

	Asset (Liability) Derivatives			
	December 31, 2010		December 31, 2009	
Derivatives designated as hedging instruments:	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Swap Agreement 1	Other liabilities	$(1,813)	Other liabilities	$ (340)
Swap Agreement 2	Other liabilities	(1,439)	Other liabilities	(478)
Swap Agreement 3	Other liabilities	(643)	Other liabilities	(244)
Swap Agreement 4	Other liabilities	(475)	Other liabilities	(49)
Swap Agreement 5	Other liabilities	(562)	N/A	—
Swap Agreement 6	Other liabilities	(1,142)	N/A	—
		$(6,074)		$(1,111)

10. NOTES PAYABLE TO TRUSTS

During July 2005, ESS Statutory Trust III (the "Trust III"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership, issued an aggregate of $40,000 of preferred securities which mature on July 31, 2035. In addition, the Trust III issued 1,238 of Trust common securities to the Operating Partnership for a purchase price of $1,238. On July 27, 2005, the proceeds from the sale of the preferred and common securities of $41,238 were loaned in the form of a note to the Operating Partnership ("Note 3"). Note 3 had a fixed rate of 6.91% through July 31, 2010, and is now payable at a variable rate equal to the three-month LIBOR plus 2.40% per annum. The interest on Note 3, payable quarterly, will be used by the Trust III to pay dividends on the trust preferred securities. The trust preferred securities became redeemable by the Trust with no prepayment premium on July 27, 2010.

During May 2005, ESS Statutory Trust II (the "Trust II"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership of the Company, issued an aggregate of $41,000 of preferred securities which mature on June 30, 2035. In addition, the Trust II issued 1,269 of Trust common securities to the Operating Partnership for a purchase price of $1,269. On May 24, 2005, the proceeds from the sale of the preferred and common securities of $42,269 were loaned in the form of a note to the Operating Partnership ("Note 2"). Note 2 had a fixed rate of 6.67% through June 30, 2010, and is now payable at a variable rate equal to the three-month LIBOR plus 2.40% per annum. The interest on Note 2, payable quarterly, will be used by the Trust II to pay dividends on the trust preferred securities. The trust preferred securities became redeemable by the Trust with no prepayment premium on June 30, 2010.

During April 2005, ESS Statutory Trust I (the "Trust"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership of the Company issued an aggregate of $35,000 of trust preferred securities which mature on June 30, 2035. In addition, the Trust issued 1,083 of Trust common securities to the Operating Partnership for a purchase price of $1,083. On April 8, 2005, the proceeds from the sale of the trust preferred and common securities of $36,083

(Amounts in thousands, except property and share data)

10. NOTES PAYABLE TO TRUSTS (Continued)

were loaned in the form of a note to the Operating Partnership (the "Note"). The Note has a variable rate equal to the three-month LIBOR plus 2.25% per annum. Effective June 30, 2010, the Trust entered into an interest rate swap that fixes the interest rate to be paid at 5.62% per annum and matures on June 30, 2015. The interest on the Note, payable quarterly, will be used by the Trust to pay dividends on the trust preferred securities. The trust preferred securities became redeemable by the Trust with no prepayment premium on June 30, 2010.

Trust, Trust II and Trust III are VIEs because the holders of the equity investment at risk (the trust preferred securities) do not have the power to direct the activities of the entities that most significantly affect the entities' economic performance because of their lack of voting or similar rights. Because the Operating Partnership's investment in the trusts' common securities was financed directly by the trusts as a result of its loan of the proceeds to the Operating Partnership, that investment is not considered to be an equity investment at risk. The Operating Partnership's investment in the trusts is not a variable interest because equity interests are variable interests only to the extent that the investment is considered to be at risk, and therefore the Operating Partnership cannot be the primary beneficiary of the trusts. Since the Company is not the primary beneficiary of the trusts, they have not been consolidated. A debt obligation has been recorded in the form of notes as discussed above for the proceeds, which are owed to the Trust, Trust II, and Trust III by the Company. The Company has also recorded its investment in the trusts' common securities as other assets.

The Company has not provided financing or other support during the periods presented to the trusts that it was not previously contractually obligated to provide. The Company's maximum exposure to loss as a result of its involvement with the trusts is equal to the total amount of the notes discussed above less the amounts of the Company's investments in the trusts' common securities. The net amount is the notes payable that the trusts owe to third parties for their investments in the trusts' preferred securities.

Following is a tabular comparison of the carrying amounts of the liabilities the Company has recorded as a result of its involvements with the trusts to the maximum exposure to loss the Company is subject to related to the trusts as of December 31, 2010:

	Notes payable to Trusts as of December 31, 2010	Investment Balance	Maximum exposure to loss	Difference
Trust	$ 36,083	$1,083	$ 35,000	$—
Trust II	42,269	1,269	41,000	—
Trust III	41,238	1,238	40,000	—
	$119,590	$3,590	$116,000	$—

11. EXCHANGEABLE SENIOR NOTES

On March 27, 2007, the Company's Operating Partnership issued $250,000 of its 3.625% Exchangeable Senior Notes due April 1, 2027 (the "Notes"). Costs incurred to issue the Notes were approximately $5,700. The remaining portion of these costs are being amortized as an adjustment to

(Amounts in thousands, except property and share data)

11. EXCHANGEABLE SENIOR NOTES (Continued)

interest expense over five years, which represents the estimated term of the Notes, and are included in other assets, net in the consolidated balance sheet as of December 31, 2010 and 2009. The Notes are general unsecured senior obligations of the Operating Partnership and are fully guaranteed by the Company. Interest is payable on April 1 and October 1 of each year until the maturity date of April 1, 2027. The Notes bear interest at 3.625% per annum and contain an exchange settlement feature, which provides that the Notes may, under certain circumstances, be exchangeable for cash (up to the principal amount of the Notes) and, with respect to any excess exchange value, for cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock at an initial exchange rate of approximately 42.6491 shares per $1,000 principal amount of Notes at the option of the Operating Partnership.

The Operating Partnership may redeem the Notes at any time to preserve the Company's status as a REIT. In addition, on or after April 5, 2012, the Operating Partnership may redeem the Notes for cash, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest, upon at least 30 days but not more than 60 days prior written notice to holders of the Notes.

The holders of the Notes have the right to require the Operating Partnership to repurchase the Notes for cash, in whole or in part, on each of April 1, 2012, April 1, 2017 and April 1, 2022, and upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest. Certain events are considered "Events of Default," as defined in the indenture governing the Notes, which may result in the accelerated maturity of the Notes.

GAAP requires entities with convertible debt instruments that may be settled entirely or partially in cash upon conversion should separately account for the liability and equity components of the instrument in a manner that reflects the issuer's economic interest cost. The Company therefore accounts for the liability and equity components of the Notes separately. The equity component is included in paid-in-capital in stockholders' equity in the consolidated balance sheet, and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component. The discount is being amortized over the period of the debt as additional interest expense.

Information about the carrying amounts of the equity component, the principal amount of the liability component, its unamortized discount, and its net carrying amount are as follows:

	December 31, 2010	December 31, 2009
Carrying amount of equity component	$19,545	$19,545
Principal amount of liability component	$87,663	$87,663
Unamortized discount	(2,205)	(3,869)
Net carrying amount of liability component	$85,458	$83,794

The remaining discount will be amortized over the remaining period of the debt through its first redemption date, April 1, 2012. The effective interest rate on the liability component is 5.75%.

(Amounts in thousands, except property and share data)

11. EXCHANGEABLE SENIOR NOTES (Continued)

The amount of interest cost recognized relating to the contractual interest rate and the amortization of the discount on the liability component is as follows:

	For the Year Ended December 31,		
	2010	2009	2008
Contractual interest	$3,178	$4,524	$ 8,729
Amortization of discount	1,664	2,239	4,060
Total interest expense recognized	$4,842	$6,763	$12,789

Repurchases of Notes

The Company has repurchased a portion of its Notes. The Company allocated the value of the consideration paid to repurchase the Notes (1) to the extinguishment of the liability component and (2) to the reacquisition of the equity component. The amount allocated to the extinguishment of the liability component is equal to the fair value of that component immediately prior to extinguishment. The difference between the consideration attributed to the extinguishment of the liability component and the sum of (a) the net carrying amount of the repurchased liability component, and (b) the related unamortized debt issuance costs, is recognized as a gain on debt extinguishment. The remaining settlement consideration is allocated to the reacquisition of the equity component of the repurchased Notes and recognized as a reduction of stockholders' equity.

Information about the repurchases and the related gains are as follows:

	October 2009	May 2009	March 2009	October 2008
Principal amount repurchased	$ 7,500	$ 43,000	$ 71,500	$ 40,337
Amount allocated to:				
Extinguishment of liability component	$ 6,700	$ 35,000	$ 43,800	$ 30,696
Reacquisition of equity component	181	1,340	713	1,025
Total cash paid for repurchase	$ 6,881	$ 36,340	$ 44,513	$ 31,721
Exchangeable senior notes repurchased	$ 7,500	$ 43,000	$ 71,500	$ 40,337
Extinguishment of liability component	(6,700)	(35,000)	(43,800)	(30,696)
Discount on exchangeable senior notes	(366)	(2,349)	(4,208)	(2,683)
Related debt issuance costs	(82)	(558)	(1,009)	(647)
Gain on repurchase	$ 352	$ 5,093	$ 22,483	$ 6,311

12. LINES OF CREDIT

On December 8, 2010, the Company entered into a $40,000 revolving secured line of credit (the "Fourth Credit Line") that is collateralized by mortgages on certain real estate assets and matures December 8, 2013 with two one-year extension options available. The Company intends to use the

(Amounts in thousands, except property and share data)

12. LINES OF CREDIT (Continued)

proceeds from the Fourth Credit Line to repay debt and for general corporate purposes. The Fourth Credit Line has an interest rate of LIBOR plus 320 basis points with an interest rate floor of 4.5% (4.5% as of December 31, 2010). At December 31, 2010, $15,000 was drawn on the Fourth Credit Line. The Fourth Credit Line is guaranteed by the Company.

On June 4, 2010, the Company entered into a $45,000 revolving secured line of credit (the "Third Credit Line") that is collateralized by mortgages on certain lease-up real estate assets and matures May 31, 2013 with a two-year extension option available. The Company intends to use the proceeds from the Third Credit Line to repay debt and for general corporate purposes. The Third Credit Line has an interest rate of LIBOR plus 350 basis points (3.8% as of December 31, 2010). As of December 31, 2010, the Third Credit Line had $34,700 of capacity based on the lease-up of the assets collateralizing the Third Credit Line. At December 31, 2010, $25,467 was drawn on the Third Credit Line. The Third Credit Line is guaranteed by the Company.

On February 13, 2009, the Company entered into a $50,000 revolving secured line of credit (the "Second Credit Line") that is collateralized by mortgages on certain real estate assets and matures February 13, 2013. The Company intends to use the proceeds of the Second Credit Line to repay debt and for general corporate purposes. The Second Credit Line has an interest rate of LIBOR plus 350 basis points (3.8% as of December 31, 2010 and 3.5% as of December 31, 2009). At December 31, 2010 and 2009, there was $30,000 and $0, respectively, drawn on the Second Credit Line. The Company is subject to certain covenants relating to the Second Credit Line. The Second Line of Credit is guaranteed by the Company.

On October 19, 2007, the Company entered into a $100,000 secured revolving line of credit (the "Credit Line" and together with the Second Credit Line, Third Credit Line and Fourth Credit Line, the "Credit Lines") that matures October 31, 2011 with a one-year extension available. $100,000 was drawn on the Credit Line at December 31, 2010 and 2009. The Company intends to use the proceeds of the Credit Line to repay debt and for general corporate purposes. The Credit Line has an interest rate of between 100 and 205 basis points over LIBOR, depending on certain financial ratios of the Company (1.3% as of December 31, 2010 and 1.2% as of December 31, 2009). The Credit Line is collateralized by mortgages on certain real estate assets. As of December 31, 2010, the Credit Line had $100,000 of capacity based on the assets collateralizing the Credit Line.

(Amounts in thousands, except property and share data)

13. OTHER LIABILITIES

The components of other liabilities are summarized as follows:

	December 31, 2010	December 31, 2009
Deferred rental income	$12,194	$12,045
Lease obligation liability	7,016	6,260
Fair value of interest rate swaps	6,074	1,111
Income taxes payable (receivable)	(1,353)	2,145
Other miscellaneous liabilities	4,338	3,413
	$28,269	$24,974

Included in the lease obligation liability is approximately $2,000 related to minimum rentals to be received in the future under non cancelable subleases. The lease obligation liability increased by $2,000 during the year ended December 31, 2010 as a result of the bankruptcy of a tenant subleasing office space from the Company in Memphis, TN. The Memphis, TN office lease is a liability assumed in the Storage USA acquisition in July 2005. The increase in this liability was recognized through a $2,000 charge which is included as loss on sublease in the consolidated statement of operations.

14. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS

The Company provides management services to certain joint ventures, franchise, third parties and other related party properties. Management agreements provide generally for management fees of 6% of cash collected from total revenues for the management of operations at the self-storage facilities.

(Amounts in thousands, except property and share data)

14. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS (Continued)

Management fee revenues for related party and affiliated real estate joint ventures are summarized as follows:

		For the Year Ended December 31,		
Entity	Type	2010	2009	2008
ESW	Affiliated real estate joint ventures	$ 403	$ 402	$ 432
ESW II	Affiliated real estate joint ventures	318	312	310
ESNPS	Affiliated real estate joint ventures	458	452	466
ESSM	Affiliated real estate joint ventures	44	11	—
HSRE	Affiliated real estate joint ventures	961	—	—
PRISA	Affiliated real estate joint ventures	4,917	4,793	5,076
PRISA II	Affiliated real estate joint ventures	3,964	3,989	4,147
PRISA III	Affiliated real estate joint ventures	1,722	1,686	1,774
VRS	Affiliated real estate joint ventures	1,136	1,128	1,175
WCOT	Affiliated real estate joint ventures	1,468	1,454	1,536
SP I	Affiliated real estate joint ventures	1,256	1,243	1,296
SPB II	Affiliated real estate joint ventures	943	943	1,003
Everest	Affiliated real estate joint ventures	491	359	351
Other	Franchisees, third parties and other	5,041	4,189	3,379
		$23,122	$20,961	$20,945

Receivables from related parties and affiliated real estate joint ventures balances are summarized as follows:

	December 31, 2010	December 31, 2009
Mortgage notes receivable	$ 6,943	$ —
Other receivables from properties	3,118	5,114
	$10,061	$5,114

Other receivables from properties consist of amounts due for management fees and expenses paid on behalf of the properties that the Company manages. The Company believes that all of these related party and affiliated real estate joint venture receivables are fully collectible. The Company does not have any payables to related parties at December 31, 2010 and 2009.

In January 2009, the Company purchased a lender's interest in a construction loan from a joint venture that owns a single property located in Sacramento, CA. The construction loan was to ESS of Sacramento One, LLC, a joint venture in which the Company owns a 50% interest, and was guaranteed by the Company. In July 2009, the Company purchased a lender's interest in a mortgage note from a joint venture that owns a single property located in Chicago, IL. The note was to Extra Space of Montrose, a joint venture in which the Company holds a 39% interest, and was also guaranteed by the Company. Both ESS of Sacramento One, LLC and Extra Space of Montrose were consolidated as of

(Amounts in thousands, except property and share data)

14. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS (Continued)

December 31, 2009, as each joint venture was considered to be a VIE of which the Company was the primary beneficiary. The construction loan and mortgage note receivable were eliminated by the Company in consolidation as of December 31, 2009. On January 1, 2010, the Company adopted changes to the accounting guidance in ASC 810, *"Consolidation."* As a result of the adoption of this new guidance, the Company determined that these joint ventures should no longer be consolidated as the power to direct the activities that most significantly impact these entities' economic performance is shared equally by the Company and their joint venture partners, and therefore there is no primary beneficiary of either joint venture. The Company therefore deconsolidated these joint ventures as of January 1, 2010, and removed the associated assets and liabilities from its books. The $3,039 note receivable from Extra Space of Montrose and the $3,904 loan receivable from ESS of Sacramento One, LLC are no longer eliminated in consolidation as the Company now accounts for its interest in these joint ventures using the equity method of accounting.

Centershift, a related party service provider, is partially owned by a certain director and certain members of management of the Company. Effective January 1, 2004, the Company entered into a license agreement with Centershift which secures a perpetual right for continued use of STORE (the site management software used at all sites operated by the Company) in all aspects of the Company's property acquisition, development, redevelopment and operational activities. During the years ended December 31, 2010, 2009 and 2008, the Company paid Centershift $778, $1,081, and $989, respectively, relating to the purchase of software and to license agreements.

The Company has entered into an aircraft dry lease and service and management agreement with SpenAero, L.C. ("SpenAero") an affiliate of Spencer F. Kirk, the Company's Chairman and Chief Executive Officer. Under the terms of the agreement, the Company pays a defined hourly rate for use of the aircraft. During the years ended December 31, 2010, 2009 and 2008, the Company paid SpenAero $668, $631, and $440, respectively. The services that the Company receives from SpenAero are similar in nature and price to those that are provided to other outside third parties.

15. STOCKHOLDERS' EQUITY

The Company's charter provides that it can issue up to 300,000,000 shares of common stock, $0.01 par value per share and 50,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2010, 87,587,322 shares of common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding.

On October 3, 2008, the Company issued 3,000,000 shares of its common stock at an offering price of $14.71 per share in a registered direct placement to certain clients of RREEF America L.L.C. The Company received aggregate gross proceeds of $44,130. Transaction costs were $247 for net proceeds of $43,883.

On May 19, 2008, the Company closed a public common stock offering of 14,950,000 shares at an offering price of $16.35 per share, for aggregate gross proceeds of $244,433. Transaction costs were $11,715 for net proceeds of $232,718.

(Amounts in thousands, except property and share data)

15. STOCKHOLDERS' EQUITY (Continued)

All holders of the Company's common stock are entitled to receive dividends and to one vote on all matters submitted to a vote of stockholders. The transfer agent and registrar for the Company's common stock is American Stock Transfer & Trust Company.

Unlike the Company's shares of common stock, CCSs did not carry any voting rights. Upon the achievement of certain performance thresholds relating to 14 properties, all or a portion of the CCSs were automatically converted into shares of the Company's common stock. Each CCS was convertible on a one-for-one basis into shares of common stock, subject to customary anti-dilution adjustments. Beginning with the quarter ended March 31, 2006, and ending with the quarter ending December 31, 2008, the Company calculated the net operating income from the 14 wholly-owned properties over the 12-month period ending in such quarter. Within 35 days following the end of each quarter referred to above, some or all of the CCSs were converted so that the total percentage (not to exceed 100%) of CCSs issued in connection with the formation transactions that were converted to common stock was equal to the percentage determined by dividing the net operating income for such period in excess of $5,100 by $4,600. The 1,087,790 CCSs remaining unconverted through the calculation made in respect of the 12-month period ending December 31, 2008 were cancelled as of February 4, 2009 and restored to the status of authorized but unissued shares of common stock.

16. NONCONTROLLING INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS

On June 15, 2007, the Operating Partnership entered into a Contribution Agreement with various limited partnerships affiliated with AAAAA Rent-A-Space to acquire ten self-storage facilities (the "Properties") in exchange for the issuance of newly designated Preferred OP units of the Operating Partnership. The self-storage facilities are located in California and Hawaii.

On June 25 and 26, 2007, nine of the ten properties were contributed to the Operating Partnership in exchange for consideration totaling $137,800. Preferred OP units totaling 909,075, with a value of $121,700, were issued along with the assumption of approximately $14,200 of third-party debt, of which $11,400 was paid off at close. The final property was contributed on August 1, 2007 in exchange for consideration totaling $14,700. 80,905 Preferred OP units with a value of $9,800 were issued along with $4,900 of cash.

On June 25, 2007, the Company loaned the holder of the Preferred OP units $100,000. The note receivable bears interest at 4.85%, and is due September 1, 2017. The loan is secured by the borrower's Preferred OP units. The holder of the Preferred OP units can convert up to 114,500 Preferred OP units prior to the maturity date of the loan. If any redemption in excess of 114,500 Preferred OP units occurs prior to the maturity date, the holder of the Preferred OP units is required to repay the loan as of the date of that Preferred OP unit redemption. Preferred OP units are shown on the balance sheet net of the $100,000 loan because the borrower under the loan receivable is also the holder of the Preferred OP units.

The Operating Partnership entered into a Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") which provides for the designation and issuance of the

(Amounts in thousands, except property and share data)

16. NONCONTROLLING INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS (Continued)

Preferred OP units. The Preferred OP units will have priority over all other partnership interests of the Operating Partnership with respect to distributions and liquidation.

Under the Partnership Agreement, Preferred OP units in the amount of $115,000 bear a fixed priority return of 5% and have a fixed liquidation value of $115,000. The remaining balance will participate in distributions with and have a liquidation value equal to that of the common Operating Partnership units. The Preferred OP units became redeemable at the option of the holder on September 1, 2008, which redemption obligation may be satisfied, at the Company's option, in cash or shares of common stock.

On September 18, 2008, the Operating Partnership entered into a First Amendment to the Second Amended and Restated Agreement of Limited Partnership to clarify tax-related provisions relating to the Preferred OP units.

GAAP requires a company to present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and requires changes in ownership interest to be accounted for similarly as equity transactions. If noncontrolling interests are determined to be redeemable, they are to be carried at their redemption value as of the balance sheet date and reported as temporary equity.

The Company has evaluated the terms of the Preferred OP units and classifies the noncontrolling interest represented by the Preferred OP units as stockholders' equity in the accompanying consolidated balance sheets. The Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling amount as permanent equity in the consolidated balance sheets. Any noncontrolling interests that fail to quality as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value as of the end of the period in which the determination is made.

17. NONCONTROLLING INTEREST IN OPERATING PARTNERSHIP

The Company's interest in its properties is held through the Operating Partnership. ESS Holding Business Trust I, a wholly-owned subsidiary of the Company, is the sole general partner of the Operating Partnership. ESS Business Trust II, also a wholly-owned subsidiary of the Company, is a limited partner of the Operating Partnership. Between its general partner and limited partner interests, the Company held a 95.3% majority ownership interest therein as of December 31, 2010. The remaining ownership interests in the Operating Partnership (including Preferred OP units) of 4.7% are held by certain former owners of assets acquired by the Operating Partnership. As of December 31, 2010, the Operating Partnership had 3,356,963 common OP units outstanding.

The noncontrolling interest in the Operating Partnership represents OP units that are not owned by the Company. In conjunction with the formation of the Company and as a result of subsequent acquisitions, certain persons and entities contributing interests in properties to the Operating

(Amounts in thousands, except property and share data)

17. NONCONTROLLING INTEREST IN OPERATING PARTNERSHIP (Continued)

Partnership received limited partnership units in the form of either OP units or Contingent Conversion units. Limited partners who received OP units in the formation transactions or in exchange for contributions for interests in properties have the right to require the Operating Partnership to redeem part or all of their OP units for cash based upon the fair market value of an equivalent number of shares of the Company's common stock (10 day average) at the time of the redemption. Alternatively, the Company may, at its option, elect to acquire those OP units in exchange for shares of its common stock on a one-for-one basis, subject to anti-dilution adjustments provided in the Operating Partnership agreement. The ten day average closing stock price at December 31, 2010, was $17.41 and there were 3,356,963 OP units outstanding. Assuming that all of the unit holders exercised their right to redeem all of their OP units on December 31, 2010 and the Company elected to pay the non-controlling members cash, the Company would have paid $58,445 in cash consideration to redeem the units.

During July 2010, 90,135 OP units were redeemed for $1,314 in cash. During August 2010, 180,270 OP units were redeemed for $2,802 in cash.

In December 2009, a member of management redeemed 72,643 OP units in exchange for the Company's common stock. This member of management no longer held any OP units after this redemption.

In November 2009, a director redeemed 217,930 OP units in exchange for the Company's common stock. The director no longer held any OP units after this redemption.

During April 2009, 114,928 OP units were redeemed in exchange for the Company's common stock.

During July 2009, 232,099 OP units were redeemed in exchange for $1,908 in cash.

During October 2008, the Company issued 270,406 OP units valued at $3,621 in conjunction with the acquisition of four properties in Indianapolis, Indiana.

In October 2008, 129,499 OP units were redeemed in exchange for the Company's common stock.

Unlike the OP units, CCUs did not carry any voting rights. Upon the achievement of certain performance thresholds relating to 14 properties, all or a portion of the CCUs automatically converted into OP units. Each CCU was convertible on a one-for-one basis into OP units, subject to customary anti-dilution adjustments. Beginning with the quarter ended March 31, 2006, and ending with the quarter ending December 31, 2008, the Company calculated the net operating income from the 14 wholly-owned properties over the 12-month period ending in such quarter. Within 35 days following the end of each quarter referred to above, some or all of the CCUs were converted so that the total percentage (not to exceed 100%) of CCUs issued in connection with the formation transactions that had been converted to OP units was equal to the percentage determined by dividing the net operating income for such period in excess of $5,100 by $4,600. The 55,957 CCUs remaining unconverted through the calculation made in respect of the 12-month period ending December 31, 2008 were cancelled as of February 4, 2009.

GAAP requires a company to present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the

(Amounts in thousands, except property and share data)

17. NONCONTROLLING INTEREST IN OPERATING PARTNERSHIP (Continued)

company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and requires changes in ownership interest to be accounted for similarly as equity transactions. If noncontrolling interests are determined to be redeemable, they are to be carried at their redemption value as of the balance sheet date and reported as temporary equity.

The Company has evaluated the terms of the common OP units and classifies the noncontrolling interest represented by the common OP units as stockholders' equity in the accompanying consolidated balance sheets. The Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling amount as permanent equity in the consolidated balance sheets. Any noncontrolling interests that fail to quality as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value as of the end of the period in which the determination is made.

18. OTHER NONCONTROLLING INTERESTS

Other noncontrolling interests represent the ownership interests of various third parties in three consolidated self-storage properties as of December 31, 2010. Two of these consolidated properties were under development, and one was in the lease-up stage as of December 31, 2010. The ownership interests of the third party owners range from 5.0% to 27.6%. Other noncontrolling interests are included in the stockholders' equity section of the Company's consolidated balance sheet. The income or losses attributable to these third party owners based on their ownership percentages are reflected in net income allocated to the Operating Partnership and other noncontrolling interests in the consolidated statement of operations.

In October 2010, the Company paid $500 to obtain its joint venture partners' equity interests in three joint ventures: Extra Space of Franklin Blvd. LLC, Extra Space of Washington Avenue LLC and Extra Space of Elk Grove LLC. Each of these joint ventures owned a single pre-stabilized property. These properties are now wholly-owned and consolidated.

On June 25, 2010, the Company acquired all of its minority partners' membership interests in two consolidated self-storage properties located in New Jersey for a total of $50 in cash. Both of these properties are in the lease-up stage and are now wholly-owned by the Company.

In April 2009, the Company requested a capital contribution from its partners in Westport Ewing LLC, a consolidated joint venture, in order to reduce the joint venture's loan with its current lender. The partners were unable to provide their pro rata share of the funds required to satisfy the lender and deeded their interest in Westport Ewing LLC to the Company on June 1, 2009. As a result, the property held by this joint venture became a wholly-owned property of the Company. The Company recorded a loss of $800 related to the reassessment of the fair value of the property.

(Amounts in thousands, except property and share data)

19. STOCK-BASED COMPENSATION

The Company has the following plans under which shares were available for grant at December 31, 2010:

- The 2004 Long-Term Incentive Compensation Plan as amended and restated, effective March 25, 2008, and
- The 2004 Non-Employee Directors' Share Plan (together, the "Plans").

Option grants are issued with an exercise price equal to the closing price of stock on the date of grant. Unless otherwise determined by the Compensation, Nominating and Governance Committee at the time of grant, options shall vest ratably over a four-year period beginning on the date of grant. Each option will be exercisable once it has vested. Options are exercisable at such times and subject to such terms as determined by the Compensation, Nominating and Governance Committee, but under no circumstances may be exercised if such exercise would cause a violation of the ownership limit in the Company's charter. Options expire after 10 years from the date of grant.

Also as defined under the terms of the Plans, restricted stock grants may be awarded. The stock grants are subject to a performance or vesting period over which the restrictions are released and the stock certificates are given to the grantee. During the performance or vesting period, the grantee is not permitted to sell, transfer, pledge, encumber or assign shares of restricted stock granted under the Plans, however, the grantee has the ability to vote the shares and receive nonforfeitable dividends paid on shares. Unless otherwise determined by the Compensation, Nominating and Governance Committee at the time of grant, the forfeiture and transfer restrictions on the shares lapse over a four-year period beginning on the date of grant.

As of December 31, 2010, 3,046,273 shares were available for issuance under the Plans.

(Amounts in thousands, except property and share data)

19. STOCK-BASED COMPENSATION (Continued)

Option Grants

A summary of stock option activity is as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value as of December 31, 2010
Outstanding at December 31, 2007	2,651,718	$14.54		
Granted	380,000	15.57		
Exercised	(146,795)	13.09		
Forfeited	(43,000)	14.26		
Outstanding at December 31, 2008	2,841,923	$14.76		
Granted	723,000	6.22		
Forfeited	(107,875)	13.36		
Outstanding at December 31, 2009	3,457,048	$13.02		
Granted	308,680	11.75		
Exercised	(484,261)	11.69		
Forfeited	(175,562)	12.27		
Outstanding at December 31, 2010	3,105,905	$13.13	5.88	$13,880
Vested and Expected to Vest	2,960,347	$13.30	5.75	$12,749
Ending Exercisable	2,072,075	$14.48	4.77	$ 6,500

The aggregate intrinsic value in the table above represents the total value (the difference between the Company's closing stock price on the last trading day of 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

The weighted average fair value of stock options granted in 2010, 2009 and 2008 was $3.27, $1.31, and $1.83, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Year Ended December 31,		
	2010	2009	2008
Expected volatility	47%	42%	26%
Dividend yield	5.3%	6.6%	6.5%
Risk-free interest rate	2.3%	1.7%	2.7%
Average expected term (years)	5	5	5

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the estimated life of the option. The Company uses actual historical data to calculate the expected price volatility, dividend yield

(Amounts in thousands, except property and share data)

19. STOCK-BASED COMPENSATION (Continued)

and average expected term. The forfeiture rate, which is estimated at a weighted-average of 15.7% of unvested options outstanding as of December 31, 2010, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimates.

A summary of stock options outstanding and exercisable as of December 31, 2010 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$6.22—$11.59	742,680	8.42	$ 7.78	50,000	$ 6.22
$11.60—$12.50	812,699	4.14	12.47	735,299	12.50
$12.51—$15.53	839,775	5.48	14.83	708,025	14.86
$15.54—$19.00	510,751	5.50	16.49	428,751	16.33
$19.01—$19.91	200,000	6.14	19.91	150,000	19.91
$6.22—$19.91	3,105,905	5.88	$13.13	2,072,075	$14.48

The Company recorded compensation expense relating to outstanding options of $801, $831, and $970 in general and administrative expense for the years ended December 31, 2010, 2009 and 2008, respectively. Total cash received for the years ended December 31, 2010, 2009 and 2008 related to option exercises was $5,661, $0, and $2,063, respectively. At December 31, 2010, there was $1,082 of total unrecognized compensation expense related to non-vested stock options under the Company's 2004 Long-Term Incentive Compensation Plan. That cost is expected to be recognized over a weighted-average period of 2.1 years. The valuation model applied in this calculation utilizes subjective assumptions that could potentially change over time, including the expected forfeiture rate. Therefore, the amount of unrecognized compensation expense at December 31, 2010, noted above does not necessarily represent the expense that will ultimately be realized by the Company in the statement of operations.

Common Stock Granted to Employees and Directors

For the years ended December 31, 2010, 2009 and 2008, the Company granted 445,230, 547,265, and 361,624 shares, respectively of common stock to certain employees and directors, without monetary consideration under the Plans. The Company recorded $3,779, $2,978 and $2,530 of expense in general and administrative expense in its statement of operations related to outstanding shares of common stock granted to employees and directors for the years ended December 31, 2010, 2009 and 2008, respectively. The forfeiture rate, which is estimated at a weighted-average of 7.0% of unvested awards outstanding as of December 31, 2010, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimates. At December 31, 2010, there was $6,000 of total unrecognized compensation expense related to non-vested restricted stock awards under the Company's 2004 Long-Term Incentive Compensation Plan. That cost is expected to be recognized over a weighted-average period of 2.4 years.

(Amounts in thousands, except property and share data)

19. STOCK-BASED COMPENSATION (Continued)

The fair value of common stock awards is determined based on the closing trading price of the Company's common stock on the grant date.

A summary of the Company's employee and director share grant activity is as follows:

Restricted Stock Grants	Shares	Weighted-Average Grant-Date Fair Value
Unreleased at December 31, 2007	211,972	$17.23
Granted	361,624	15.69
Released	(122,206)	16.45
Cancelled	(10,186)	17.21
Unreleased at December 31, 2008	441,204	$16.21
Granted	547,265	6.19
Released	(198,284)	13.51
Cancelled	(21,256)	9.82
Unreleased at December 31, 2009	768,929	$ 9.95
Granted	445,230	12.22
Released	(228,885)	11.08
Cancelled	(64,010)	10.11
Unreleased at December 31, 2010	921,264	$10.75

20. EMPLOYEE BENEFIT PLAN

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code under which eligible employees can contribute up to 15% of their annual salary, subject to a statutory prescribed annual limit. For the years ended December 31, 2010, 2009 and 2008, the Company made matching contributions to the plan of $805, $755, and $779, respectively, based on 100% of the first 3% and up to 50% of the next 2% of an employee's compensation.

21. INCOME TAXES

As a REIT, the Company is generally not subject to federal income tax with respect to that portion of its income which is distributed annually to its stockholders. However, the Company has elected to treat one of its corporate subsidiaries, Extra Space Management, Inc., as a taxable REIT subsidiary. In general, the Company's TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. The Company accounts for income taxes in accordance with the provisions of ASC 740, *"Income Taxes."* Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

(Amounts in thousands, except property and share data)

21. INCOME TAXES (Continued)

The income tax provision for the years ended December 31, 2010 and 2009 is comprised of the following components:

	For the Year Ended December 31, 2010		
	Federal	State	Total
Current expense	$ 3,588	$ 124	$ 3,712
Investment tax credit	(832)	—	(832)
Change in deferred benefit	1,282	—	1,282
Total tax expense	$ 4,038	$ 124	$ 4,162

	For the Year Ended December 31, 2009		
	Federal	State	Total
Current expense	$ 4,177	$1,171	$ 5,348
Change in deferred benefit	(1,048)	—	(1,048)
Total tax expense	$ 3,129	$1,171	$ 4,300

A reconciliation of the statutory income tax provisions to the effective income tax provisions for the years ended December 31, 2010 and 2009 is as follows:

	December 31, 2010		December 31, 2009	
Expected tax at statutory rate	$13,204	35.0%	$ 15,188	35.0%
Non-taxable REIT income	(8,303)	(22.0)%	(12,580)	(29.0)%
State and local tax expense—net of federal benefit	124	0.3%	1,167	2.7%
Change in valuation allowance	804	2.1%	541	1.2%
Solar tax credits	(832)	(2.2)%	—	0.0%
Miscellaneous	(835)	(2.3)%	(16)	0.0%
Total provision	$ 4,162	10.9%	$ 4,300	9.9%

(Amounts in thousands, except property and share data)

21. INCOME TAXES (Continued)

The major sources of temporary differences stated at their deferred tax effects are as follows:

	December 31, 2010	December 31, 2009
Captive insurance subsidiary	$ 236	$ 182
Fixed assets	1,589	3,122
Various liabilities	1,229	1,603
Stock compensation	2,140	1,865
State net operating losses	1,743	939
	6,937	7,711
Valuation allowance	(2,643)	(2,135)
Net deferred tax asset	$ 4,294	$ 5,576

The state income tax net operating losses expire between 2012 and 2027. The deferred tax benefits associated with the state income tax net operating losses have been fully reserved through the valuation allowance.

22. SEGMENT INFORMATION

The Company operates in three distinct segments; (1) property management, acquisition and development; (2) rental operations; and (3) tenant reinsurance. Financial information for the Company's business segments are set forth below:

	December 31, 2010	December 31, 2009
Balance Sheet		
Investment in real estate ventures		
Rental operations	$ 140,560	$ 130,449
Total assets		
Property management, acquisition and development	$ 400,910	$ 466,399
Rental operations	1,831,150	1,922,643
Tenant reinsurance	16,408	18,514
	$2,248,468	$2,407,556

(Amounts in thousands, except property and share data)

22. SEGMENT INFORMATION (Continued)

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Statement of Operations			
Total revenues			
Property management, acquisition and development	$ 23,122	$ 20,961	$ 20,945
Rental operations	232,447	238,256	235,695
Tenant reinsurance	25,928	20,929	16,091
	$281,497	$280,146	$ 272,731
Operating expenses, including depreciation and amortization			
Property management, acquisition and development	$ 49,762	$ 64,246	$ 42,577
Rental operations	134,415	138,552	132,626
Tenant reinsurance	6,505	5,461	5,066
	$190,682	$208,259	$ 180,269
Income (loss) from operations			
Property management, acquisition and development	$ (26,640)	$ (43,285)	$ (21,632)
Rental operations	98,032	99,704	103,069
Tenant reinsurance	19,423	15,468	11,025
	$ 90,815	$ 71,887	$ 92,462
Interest expense			
Property management, acquisition and development	$ (3,126)	$ (3,463)	$ (5,639)
Rental operations	(62,654)	(66,355)	(63,032)
	$ (65,780)	$ (69,818)	$ (68,671)
Interest income			
Property management, acquisition and development	$ 889	$ 1,563	$ 3,227
Tenant reinsurance	9	19	172
	$ 898	$ 1,582	$ 3,399
Interest income on note receivable from Preferred Operating Partnership unit holder			
Property management, acquisition and development	$ 4,850	$ 4,850	$ 4,850
Gain on repurchase of exchangeable senior notes			
Property management, acquisition and development	$ —	$ 27,928	$ 6,311
Loss on sale of investments available for sale			
Property management, acquisition and development	$ —	$ —	$ (1,415)
Equity in earnings of real estate ventures			
Rental operations	$ 6,753	$ 6,964	$ 6,932
Income tax expense			
Tenant reinsurance	$ (4,162)	$ (4,300)	$ (519)
Net income (loss)			
Property management, acquisition and development	$ (24,027)	$ (12,407)	$ (14,298)
Rental operations	42,131	40,313	46,969
Tenant reinsurance	15,270	11,187	10,678
	$ 33,374	$ 39,093	$ 43,349
Depreciation and amortization expense			
Property management, acquisition and development	$ 2,099	$ 2,786	$ 1,462
Rental operations	48,250	49,617	48,104
	$ 50,349	$ 52,403	$ 49,566
Statement of Cash Flows			
Acquisition of real estate assets			
Property management, acquisition and development	$ (69,588)	$ (38,185)	$ (127,293)
Development and construction of real estate assets			
Property management, acquisition and development	$ (36,062)	$ (67,301)	$ (66,071)

(Amounts in thousands, except property and share data)

23. COMMITMENTS AND CONTINGENCIES

The Company has operating leases on its corporate offices and owns 14 self-storage facilities that are subject to ground leases. At December 31, 2010, future minimum rental payments under these non-cancelable operating leases are as follows (unaudited):

Less than 1 year	$ 6,597
Year 2	5,859
Year 3	5,570
Year 4	4,843
Year 5	2,603
Thereafter	35,890
	$61,362

The monthly rental amount for one of the ground leases is the greater of a minimum amount or a percentage of gross monthly receipts. The Company recorded expense of $2,416, $2,289, and $2,262 related to these leases in the years ended December 31, 2010, 2009 and 2008, respectively.

The Company has guaranteed loans for unconsolidated joint ventures as follows (unaudited):

	Date of Guaranty	Loan Maturity Date	Guaranteed Loan Amount December 31, 2010	Estimated Fair Market Value of Assets
Extra Space of Montrose Avenue LLC	Dec-10	Dec-13	$4,332	$8,625
Extra Space of Sacramento One LLC	Apr-09	Apr-11	$5,000	$9,940
ESS Baltimore LLC	Nov-04	Feb-13	$4,133	$6,819

If the joint ventures default on the loans, the Company may be forced to repay the loans. Repossessing and/or selling the self-storage facilities and land that collateralize the loans could provide funds sufficient to reimburse the Company. The Company has recorded no liability in relation to these guarantees as of December 31, 2010, as the fair value of the guarantees is not material. The Company believes the risk of incurring a loss as a result of having to perform on these guarantees is remote.

The Company has been involved in routine litigation arising in the ordinary course of business. As of December 31, 2010, the Company was not involved in any material litigation nor, to its knowledge, is any material litigation threatened against it which, in the opinion of management, is expected to have a material adverse effect on the Company's financial condition or results of operations.

(Amounts in thousands, except property and share data)

24. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three months ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$67,587	$68,777	$71,979	$73,154
Cost of operations	46,724	45,971	48,418	49,569
Revenues less cost of operations	$20,863	$22,806	$23,561	$23,585
Net income	$ 5,179	$ 7,925	$ 9,482	$10,788
Net income attributable to common stockholders	$ 3,568	$ 6,180	$ 7,667	$ 8,916
Net income—basic	$ 0.04	$ 0.07	$ 0.09	$ 0.10
Net income—diluted	$ 0.04	$ 0.07	$ 0.09	$ 0.10

	Three months ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$69,247	$69,065	$71,113	$70,721
Cost of operations	47,324	66,691	47,896	46,348
Revenues less cost of operations	$21,923	$ 2,374	$23,217	$24,373
Net income (loss)	$30,762	$(6,681)	$ 7,574	$ 7,438
Net income (loss) attributable to common stockholders	$27,619	$(7,541)	$ 5,967	$ 5,932
Net income (loss)—basic	$ 0.32	$ (0.09)	$ 0.07	$ 0.07
Net income (loss)—diluted	$ 0.32	$ (0.09)	$ 0.07	$ 0.07

25. SUBSEQUENT EVENTS

On January 18, 2011, the Company closed a CMBS loan for $82,185. The loan has a 10-year term and a fixed interest rate of 5.8%. The loan is collateralized by certain real estate assets. Proceeds from the loan will be used for general corporate purposes and to repay other debt.

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2010 — Land	Gross carrying amount at December 31, 2010 — Building and improvements	Gross carrying amount at December 31, 2010 — Total	Accumulated depreciation	Date acquired or development completed
Auburn	AL	$ —	$ 325	$ 1,895	$—	$ —	$ —		$ —		$ 325	$ 1,895	$ 2,220	$ 18	Aug-10
Auburn	AL	—	92	138	—	43	—		—		92	181	273	1	Aug-10
Hoover	AL	2,473	1,313	2,858	—	508	—		—		1,313	3,366	4,679	503	Aug-07
Mesa	AZ	1,362	849	2,547	—	78	—		—		849	2,625	3,474	449	Aug-04
Peoria	AZ	2,325	652	4,105	—	42	—		—		652	4,147	4,799	482	Apr-06
Peoria	AZ	—	1,060	—	—	—	—		—		1,060	—	1,060	—	
Phoenix	AZ	7,368	1,441	7,982	—	465	—		—		1,441	8,447	9,888	1,289	Jul-05
Phoenix	AZ	—	669	4,135	—	135	—		—		669	4,270	4,939	457	Jan-07
Phoenix	AZ	3,440	552	3,530	—	164	—		—		552	3,694	4,246	476	Jun-06
Alameda	CA	—	2,919	12,984	—	1,402	—		—		2,919	14,386	17,305	1,528	Jun-07
Antelope	CA	6,131	1,525	8,345	—	(22)	(340)	(b)	—		1,185	8,323	9,508	490	Jul-08
Belmont	CA	—	3,500	7,280	—	25	—		—		3,500	7,305	10,805	633	May-07
Berkeley	CA	15,923	1,716	19,602	—	1,510	—		—		1,716	21,112	22,828	1,951	Jun-07
Burbank	CA	8,849	3,199	5,082	—	506	419	(a)	672	(a)	3,618	6,260	9,878	1,662	Aug-00
Castro Valley	CA	—	—	6,346	—	279	—		—		—	6,625	6,625	601	Jun-07
Chatsworth	CA	—	3,594	11,166	—	—	(3,594)	(g)	(11,166)	(g)	—	—	—	—	Jul-05
Claremont	CA	—	1,472	2,012	—	199	—		—		1,472	2,211	3,683	394	Jun-04
Colma	CA	16,254	3,947	22,002	—	2,052	—		—		3,947	24,054	28,001	2,342	Jun-07
Compton	CA	6,689	1,426	7,582	—	26	—		—		1,426	7,608	9,034	444	Sep-08
El Cajon	CA	—	1,100	6,380	—	—	—		—		1,100	6,380	7,480	176	Sep-09
El Sobrante	CA	—	1,209	4,018	—	935	—		—		1,209	4,953	6,162	562	Jun-07
Elk Grove	CA	4,392	952	6,936	—	16	123	(a)	234	(a)	1,075	7,186	8,261	45	Dec-07
Fontana	CA	1,916	1,246	3,356	—	142	54	(a)	179	(a) (c)	1,300	3,677	4,977	717	Oct-03
Fontana	CA	3,253	961	3,846	—	161	39	(a)	186	(a) (c)	1,000	4,193	5,193	928	Sep-02
Glendale	CA	—	—	6,084	—	188	—		—		—	6,272	6,272	1,098	Jun-04
Hawthorne	CA	—	1,532	3,871	—	177	—		—		1,532	4,048	5,580	725	Jun-04
Hayward	CA	—	3,149	8,006	—	1,864	—		—		3,149	9,870	13,019	1,045	Jun-07
Hemet	CA	5,277	1,146	6,369	—	214	—		—		1,146	6,583	7,729	969	Jul-05
Inglewood	CA	5,095	1,379	3,343	—	379	150	(a)	377	(a)	1,529	4,099	5,628	1,176	Aug-00
Lancaster	CA	—	1,425	5,855	—	32	—		—		1,425	5,887	7,312	158	Oct-09
Lancaster	CA	5,840	1,347	5,827	—	188	—		—		1,347	6,015	7,362	766	Jul-06
Livermore	CA	—	1,134	4,615	—	105	—		—		1,134	4,720	5,854	819	Jun-04
Long Beach	CA	—	1,403	7,595	—	—	(1,403)	(g)	(7,595)	(g)	—	—	—	—	Jul-05
Los Angeles	CA	5,300	1,431	2,976	—	111	180	(a)	374	(a)	1,611	3,461	5,072	964	Mar-00
Los Angeles	CA	—	3,991	9,774	—	29	—		—		3,991	9,803	13,794	758	Dec-07
Los Angeles	CA	—	2,200	8,108	—	2	—		—		2,200	8,110	10,310	479	Sep-08
Los Angeles	CA	—	3,075	—	—	—	(3,075)	(b)	—		—	—	—	—	
Los Gatos	CA	—	2,550	—	—	—	—		—		2,550	—	2,550	—	
Manteca	CA	3,777	848	2,543	—	82	—		—		848	2,625	3,473	490	Jan-04
Marina Del Rey	CA	—	4,248	23,549	—	—	(4,248)	(g)	(23,549)	(g)	—	—	—	—	Jul-05
Modesto	CA	1,519	909	3,043	—	245	—		—		909	3,288	4,197	341	Jun-07
North Highlands	CA	—	696	2,806	—	—	(696)	(g)	(2,806)	(g)	—	—	—	—	Jul-05
North Hollywood	CA	—	3,125	9,257	—	74	—		—		3,125	9,331	12,456	1,115	May-06
Oakland	CA	2,981	—	3,777	—	415	—		494	(a)	—	4,686	4,686	1,323	Apr-00
Oakland	CA	—	3,024	11,321	—	48	—		—		3,024	11,369	14,393	157	May-10
Oceanside	CA	9,658	3,241	11,361	—	621	—		—		3,241	11,982	15,223	1,827	Jul-05
Pacoima	CA	5,760	3,050	7,597	—	48	—		—		3,050	7,645	10,695	253	Aug-09
Palmdale	CA	—	1,225	5,379	—	2,140	—		—		1,225	7,519	8,744	1,086	Jan-05
Pico Rivera	CA	4,354	1,150	3,450	—	89	—		—		1,150	3,539	4,689	846	Aug-00
Pleasanton	CA	2,993	1,208	4,283	—	364	—		—		1,208	4,647	5,855	535	May-07
Richmond	CA	—	953	4,635	—	518	—		—		953	5,153	6,106	897	Jun-04
Riverside	CA	2,417	1,075	4,042	—	394	—		—		1,075	4,436	5,511	802	Aug-04
Sacramento	CA	4,182	852	4,720	—	343	—		—		852	5,063	5,915	806	Jul-05
Sacramento	CA	2,936	1,738	5,522	—	—	106	(a)	(81)	(a) (c)	1,844	5,441	7,285	35	Oct-10
Sacramento	CA	—	2,400	7,425	—	28	—		—		2,400	7,453	9,853	247	Sep-09
Sacramento	CA	—	2,410	8,244	—	3	(2,410)	(h)	(8,247)	(h)	—	—	—	—	Jan-09
San Bernardino	CA	—	1,213	3,061	—	107	—		—		1,213	3,168	4,381	569	Jun-04
San Bernardino	CA	—	750	5,135	—	36	—		—		750	5,171	5,921	552	Jun-06
San Francisco	CA	13,289	8,457	9,928	—	1,136	—		—		8,457	11,064	19,521	1,223	Jun-07
San Jose	CA	8,803	5,340	6,821	—	169	—		—		5,340	6,990	12,330	191	Sep-09
San Leandro	CA	6,207	3,343	6,630	—	17	(52)	(a)	(237)	(a)	3,291	6,410	9,701	43	Oct-10
San Leandro	CA	9,994	4,601	9,777	—	1,872	—		—		4,601	11,649	16,250	1,207	Aug-07

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2010: Land	Gross carrying amount at December 31, 2010: Building and improvements	Gross carrying amount at December 31, 2010: Total	Accumulated depreciation	Date acquired or development completed
Santa Clara	CA	7,791	4,750	8,218	—	13	—		—		4,750	8,231	12,981	272	Jul-09
Santa Fe Springs	CA	6,916	3,617	7,022	—	271	—		—		3,617	7,293	10,910	655	Oct-07
Sherman Oaks	CA	17,204	4,051	12,152	—	248	—		—		4,051	12,400	16,451	2,041	Aug-04
Simi Valley	CA	—	5,533	—	—	—	(1,285)	(e)	—		4,248	—	4,248	—	
Stockton	CA	3,066	649	3,272	—	109	—		—		649	3,381	4,030	770	May-02
Sylmar	CA	4,385	3,058	4,671	—	221	—		—		3,058	4,892	7,950	383	May-08
Thousand Oaks	CA	—	4,500	—	—	—	(1,000)	(e)	—		3,500	—	3,500	—	
Torrance	CA	—	3,710	6,271	—	483	400	(d)	—		4,110	6,754	10,864	1,185	Jun-04
Tracy	CA	2,866	778	2,638	—	102	133	(a)	481	(a) (c)	911	3,221	4,132	653	Jul-03
Tracy	CA	—	946	1,937	—	110	—		10	(c)	946	2,057	3,003	455	Apr-04
Vallejo	CA	2,081	1,177	2,157	—	789	—		—		1,177	2,946	4,123	350	Jun-07
Venice	CA	6,576	2,803	8,410	—	105	—		—		2,803	8,515	11,318	1,406	Aug-04
Watsonville	CA	3,385	1,699	3,056	—	155	—		—		1,699	3,211	4,910	499	Jul-05
Whittier	CA	2,408	—	2,985	—	66	—		20	(c)	—	3,071	3,071	696	Jun-02
Arvada	CO	—	286	1,521	—	446	—		—		286	1,967	2,253	644	Sep-00
Colorado Springs	CO	3,147	781	3,400	—	148	—		—		781	3,548	4,329	342	Aug-07
Colorado Springs	CO	3,468	1,525	4,310	—	148	—		—		1,525	4,458	5,983	255	Nov-08
Denver	CO	2,792	368	1,574	—	127	—		—		368	1,701	2,069	280	Jul-05
Denver	CO	—	602	2,052	—	472	143	(a)	512	(a)	745	3,036	3,781	836	Sep-00
Parker	CO	2,725	800	4,549	—	533	—		—		800	5,082	5,882	620	Sep-06
Thornton	CO	—	212	2,044	—	516	36	(a)	389	(a)	248	2,949	3,197	876	Sep-00
Westminster	CO	—	291	1,586	—	821	8	(a)	48	(a)	299	2,455	2,754	765	Sep-00
Groton	CT	2,458	1,277	3,992	—	328	—		46	(c)	1,277	4,366	5,643	892	Jan-04
Middletown	CT	2,098	932	2,810	—	136	—		—		932	2,946	3,878	230	Dec-07
Wethersfield	CT	2,801	709	4,205	—	122	—		16	(c)	709	4,343	5,052	964	Aug-02
Coral Springs	FL	3,991	3,638	6,590	—	194	—		—		3,638	6,784	10,422	474	Jun-08
Deland	FL	—	1,318	3,971	—	122	—		—		1,318	4,093	5,411	538	Jan-06
Estero	FL	—	2,198	8,215	—	5	—		—		2,198	8,220	10,418	272	Jul-09
Fort Myers	FL	4,381	1,985	4,983	—	339	—		—		1,985	5,322	7,307	855	Jul-05
Fort Myers	FL	3,098	1,691	4,711	—	144	—		29	(c)	1,691	4,884	6,575	868	Aug-04
Ft Lauderdale	FL	2,793	1,587	4,205	—	239	—		32	(c)	1,587	4,476	6,063	789	Aug-04
Ft Lauderdale	FL	2,637	2,750	—	—	—	—		—		2,750	—	2,750	—	
Greenacres	FL	—	1,463	3,244	—	58	—		14	(c)	1,463	3,316	4,779	526	Mar-05
Hialeah	FL	5,159	2,800	7,588	—	51	—		—		2,800	7,639	10,439	454	Aug-08
Hialeah	FL	3,582	1,678	6,807	—	8	—		—		1,678	6,815	8,493	51	Sep-10
Hialeah	FL	2,730	1,750	7,150	—	9	—		—		1,750	7,159	8,909	176	Jan-10
Hollywood	FL	7,168	3,214	8,689	—	188	—		—		3,214	8,877	12,091	737	Nov-07
Kendall	FL	—	2,374	—	—	—	—		—		2,374	—	2,374	—	
Madeira Beach	FL	2,719	1,686	5,163	—	114	—		29	(c)	1,686	5,306	6,992	911	Aug-04
Margate	FL	3,309	430	3,139	—	286	39	(a)	287	(a)	469	3,712	4,181	1,021	Aug-00
Miami	FL	3,434	1,325	4,395	—	324	114	(a)	388	(a)	1,439	5,107	6,546	1,422	Aug-00
Miami	FL	9,334	5,315	4,305	—	215	544	(a)	447	(a)	5,859	4,967	10,826	1,344	Aug-00
Miami	FL	5,519	1,238	7,597	—	201	—		—		1,238	7,798	9,036	770	May-07
Miami	FL	5,713	4,798	9,475	—	18	—		—		4,798	9,493	14,291	255	Nov-09
Naples	FL	—	2,570	5,102	—	—	(2,570)	(g)	(5,102)	(g)	—	—	—	—	Jul-05
North Lauderdale	FL	3,699	428	3,516	—	590	31	(a)	260	(a)	459	4,366	4,825	1,258	Aug-00
North Miami	FL	—	1,256	6,535	—	398	—		—		1,256	6,933	8,189	1,231	Jun-04
Ocoee	FL	2,237	872	3,642	—	127	—		17	(c)	872	3,786	4,658	629	Mar-05
Orlando	FL	3,188	1,216	5,008	—	176	—		39	(c)	1,216	5,223	6,439	916	Aug-04
Orlando	FL	4,499	2,233	9,223	—	229	—		21	(c)	2,233	9,473	11,706	1,473	Mar-05
Orlando	FL	4,091	1,474	6,101	—	106	—		21	(c)	1,474	6,228	7,702	966	Mar-05
Orlando	FL	3,390	1,166	4,816	—	1,123	—		15	(c)	1,166	5,954	7,120	873	Mar-05
Orlando	FL	—	625	2,133	—	28	—		—		625	2,161	2,786	26	Jul-10
Plantation	FL	—	3,850	—	—	—	(1,900)	(e)	—		1,950	—	1,950	—	
Port Charlotte	FL	—	1,389	4,632	—	100	—		20	(c)	1,389	4,752	6,141	815	Aug-04
Riverview	FL	2,630	654	2,953	—	107	—		29	(c)	654	3,089	3,743	556	Aug-04
Tamiami	FL	—	2,979	5,351	—	—	(2,979)	(g)	(5,351)	(g)	—	—	—	—	Jul-05
Tampa	FL	4,190	1,425	4,766	—	264	—		—		1,425	5,030	6,455	551	Mar-07
Tampa	FL	3,520	883	3,533	—	129	—		—		883	3,662	4,545	406	Nov-06
Valrico	FL	3,139	1,197	4,411	—	111	—		34	(c)	1,197	4,556	5,753	790	Aug-04
Venice	FL	7,096	1,969	5,903	—	217	—		—		1,969	6,120	8,089	822	Jan-06
West Palm Beach	FL	—	1,449	2,586	—	—	(1,449)	(g)	(2,586)	(g)	—	—	—	—	Jul-05
West Palm Beach	FL	3,983	1,752	4,909	—	318	—		—		1,752	5,227	6,979	851	Jul-05

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2010 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
West Palm Beach	FL	1,630	1,164	2,511	—	263	82	(a)	180	(a)	1,246	2,954	4,200	836	Aug-00
West Palm Beach	FL	1,877	1,312	2,511	—	363	104	(a)	204	(a)	1,416	3,078	4,494	908	Aug-00
Alpharetta	GA	2,755	1,893	3,161	—	117	—		—		1,893	3,278	5,171	402	Aug-06
Atlanta	GA	—	3,737	8,333	—	288	—		35	(c)	3,737	8,656	12,393	1,467	Aug-04
Atlanta	GA	—	1,665	2,028	—	103	—		21	(c)	1,665	2,152	3,817	392	Aug-04
Atlanta	GA	—	3,319	8,325	—	330	—		33	(c)	3,319	8,688	12,007	1,383	Feb-05
Dacula	GA	3,879	1,993	3,001	—	82	—		—		1,993	3,083	5,076	405	Jan-06
Douglasville	GA	—	1,209	719	—	15	—		—		1,209	734	1,943	10	Jun-10
Duluth	GA	3,370	1,454	4,151	—	72	—		—		1,454	4,223	5,677	400	Jun-07
Kennesaw	GA	—	673	1,151	—	21	—		—		673	1,172	1,845	16	Jun-10
Lithonia	GA	—	1,958	3,645	—	13	—		—		1,958	3,658	5,616	107	Nov-09
Marietta	GA	—	887	2,617	—	4	—		—		887	2,621	3,508	36	Jun-10
Snellville	GA	—	2,691	4,026	—	145	—		23	(c)	2,691	4,194	6,885	735	Aug-04
Stone Mountain	GA	1,887	925	3,505	—	190	—		—		925	3,695	4,620	553	Jul-05
Stone Mountain	GA	—	1,817	4,382	—	133	—		24	(c)	1,817	4,539	6,356	790	Aug-04
Sugar Hill	GA	—	1,368	2,540	—	119	—		—		1,368	2,659	4,027	261	Jun-07
Sugar Hill	GA	—	1,371	2,547	—	115	—		—		1,371	2,662	4,033	265	Jun-07
Alpharetta	GL	—	1,973	1,587	—	129	—		20	(c)	1,973	1,736	3,709	320	Aug-04
Kahului	HI	—	3,984	15,044	—	492	—		—		3,984	15,536	19,520	1,490	Jun-07
Kapolei	HI	15,102	—	24,701	—	315	—		—		—	25,016	25,016	2,311	Jun-07
Chicago	IL	3,186	449	2,471	—	420	—		—		449	2,891	3,340	512	Jul-05
Chicago	IL	2,888	472	2,582	—	526	—		—		472	3,108	3,580	546	Jul-05
Chicago	IL	4,381	621	3,428	—	703	—		—		621	4,131	4,752	729	Jul-05
Chicago	IL	—	1,925	—	—	—	—		—		1,925	—	1,925	—	
Chicago	IL	—	2,020	6,997	—	12	(2,020)	(h)	(7,009)	(h)	—	—	—	—	Jul-09
Crest Hill	IL	—	847	2,946	—	61	121	(a)	472	(a) (c)	968	3,479	4,447	711	Jul-03
Gurnee	IL	—	1,374	8,296	—	43	—		—		1,374	8,339	9,713	693	Oct-07
Naperville	IL	—	2,800	7,355	—	70	(850)	(e)	—		1,950	7,425	9,375	392	Dec-08
North Aurora	IL	5,001	600	5,833	—	61	—		—		600	5,894	6,494	389	May-08
South Holland	IL	1,606	839	2,879	—	109	26	(a)	108	(a) (c)	865	3,096	3,961	699	Oct-02
Tinley Park	IL	—	1,823	4,794	—	76	(275)	(e)	—		1,548	4,870	6,418	286	Aug-08
Carmel	IN	—	1,169	4,393	—	167	—		—		1,169	4,560	5,729	287	Oct-08
Fort Wayne	IN	—	1,899	3,292	—	230	—		—		1,899	3,522	5,421	230	Oct-08
Indianapolis	IN	2,922	588	3,457	—	168	—		—		588	3,625	4,213	361	Aug-07
Indianapolis	IN	—	426	2,903	—	194	—		—		426	3,097	3,523	208	Oct-08
Indianapolis	IN	—	850	4,545	—	223	—		—		850	4,768	5,618	303	Oct-08
Mishawaka	IN	2,150	630	3,349	—	172	—		—		630	3,521	4,151	228	Oct-08
Wichita	KS	2,154	366	1,897	—	290	—		—		366	2,187	2,553	330	Apr-06
Louisville	KY	2,987	586	3,244	—	192	—		—		586	3,436	4,022	561	Jul-05
Louisville	KY	2,618	1,217	4,611	—	127	—		—		1,217	4,738	5,955	719	Jul-05
Louisville	KY	3,685	892	2,677	—	133	—		—		892	2,810	3,702	386	Dec-05
Metairie	LA	—	2,056	4,216	—	100	—		18	(c)	2,056	4,334	6,390	743	Aug-04
New Orleans	LA	—	4,058	4,325	—	520	—		24	(c)	4,058	4,869	8,927	855	Aug-04
Ashland	MA	—	474	3,324	—	260	—		27	(c)	474	3,611	4,085	877	Jun-03
Auburn	MA	3,479	918	3,728	—	180	—		—		918	3,908	4,826	1,073	May-04
Brockton	MA	2,307	647	2,762	—	104	—		—		647	2,866	3,513	706	May-04
Dedham	MA	2,548	2,127	3,041	—	424	—		28	(c)	2,127	3,493	5,620	947	Mar-02
Dedham	MA	—	2,443	7,328	—	756	—		16	(c)	2,443	8,100	10,543	1,558	Feb-04
East Somerville	MA	—	—	—	—	132	—		14	(c)	—	146	146	64	Feb-04
Everett	MA	—	692	2,129	—	613	—		—		692	2,742	3,434	462	Jul-05
Foxboro	MA	3,479	759	4,158	—	405	—		—		759	4,563	5,322	1,511	May-04
Hudson	MA	2,647	806	3,122	—	259	—		—		806	3,381	4,187	1,043	May-04
Jamaica Plain	MA	2,841	3,285	11,275	—	54	—		—		3,285	11,329	14,614	888	Dec-07
Kingston	MA	—	555	2,491	—	87	—		32	(c)	555	2,610	3,165	671	Oct-02
Lynn	MA	2,347	1,703	3,237	—	226	—		—		1,703	3,463	5,166	911	Jun-01
Marshfield	MA	4,776	1,039	4,155	—	185	—		—		1,039	4,340	5,379	773	Mar-04
Milton	MA	—	2,838	3,979	—	6,227	—		20	(c)	2,838	10,226	13,064	1,281	Nov-02
North Oxford	MA	—	482	1,762	—	185	46	(a)	168	(a)	528	2,115	2,643	653	Oct-99
Northborough	MA	2,468	280	2,715	—	482	—		—		280	3,197	3,477	919	Feb-01
Norwood	MA	—	2,160	2,336	—	1,385	61	(a)	95	(a)	2,221	3,816	6,037	910	Aug-99
Plainville	MA	—	2,223	4,430	—	348	—		—		2,223	4,778	7,001	878	Jul-05
Quincy	MA	—	1,359	4,078	—	185	—		18	(c)	1,359	4,281	5,640	856	Feb-04
Raynham	MA	3,442	588	2,270	—	248	82	(a)	323	(a)	670	2,841	3,511	737	May-00

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

											Gross carrying amount at December 31, 2010				
Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Saugus	MA	3,917	1,725	5,514	—	326	—		104	(c)	1,725	5,944	7,669	1,351	Jun-03
Somerville	MA	7,070	1,728	6,570	—	459	3	(a)	13	(a)	1,731	7,042	8,773	1,657	Jun-01
Stoneham	MA	—	944	5,241	—	131	—		—		944	5,372	6,316	794	Jul-05
Stoughton	MA	2,912	1,754	2,769	—	212	—		—		1,754	2,981	4,735	830	May-04
Waltham	MA	—	3,770	11,310	—	656	—		17	(c)	3,770	11,983	15,753	2,167	Feb-04
Weymouth	MA	4,391	2,806	3,129	—	112	—		—		2,806	3,241	6,047	947	Sep-00
Woburn	MA	—	—	—	—	199	—		17	(c)	—	216	216	84	Feb-04
Worcester	MA	1,686	896	4,377	—	2,692	—		—		896	7,069	7,965	1,542	May-04
Worcester	MA	3,462	1,350	4,433	—	84	—		—		1,350	4,517	5,867	487	Dec-06
Annapolis	MD	3,728	1,375	8,896	—	231	—		—		1,375	9,127	10,502	847	Aug-07
Annapolis	MD	6,940	5,248	7,247	—	122	—		—		5,248	7,369	12,617	731	Apr-07
Arnold	MD	9,459	2,558	9,446	—	228	—		—		2,558	9,674	12,232	1,418	Jul-05
Baltimore	MD	3,120	800	5,955	—	35	—		—		800	5,990	6,790	339	Nov-08
Baltimore	MD	—	1,900	5,277	—	16	—		—		1,900	5,293	7,193	73	Jun-10
Bethesda	MD	12,745	—	18,331	—	256	—		—		—	18,587	18,587	2,896	Jul-05
Capitol Heights	MD	—	1,461	9,866	—	2	—		—		1,461	9,868	11,329	53	Oct-10
Columbia	MD	8,364	1,736	9,632	—	189	—		—		1,736	9,821	11,557	1,426	Jul-05
Edgewood	MD	—	1,000	—	—	—	(575)	(e)	—		425	—	425	—	
Ft. Washington	MD	11,280	4,920	9,174	—	139	—		—		4,920	9,313	14,233	970	Jan-07
Lanham	MD	—	3,346	10,079	—	824	(728)	(b)	12	(c)	2,618	10,915	13,533	2,054	Feb-04
Laurel Heights	MD	4,920	3,000	5,930	—	26	—		—		3,000	5,956	8,956	477	Dec-07
Pasadena	MD	2,943	1,869	3,056	—	676	—		—		1,869	3,732	5,601	257	Sep-08
Pasadena	MD	—	3,500	—	—	—	—		—		3,500	—	3,500	—	
Rockville	MD	12,680	4,596	11,328	—	185	—		—		4,596	11,513	16,109	1,299	Sep-06
Towson	MD	4,082	861	4,742	—	180	—		—		861	4,922	5,783	739	Jul-05
Grandville	MI	1,693	726	1,298	—	297	—		—		726	1,595	2,321	297	Jul-05
Mount Clemens	MI	2,091	798	1,796	—	263	—		—		798	2,059	2,857	340	Jul-05
Florissant	MO	3,429	1,241	4,648	—	279	—		—		1,241	4,927	6,168	516	Aug-07
Grandview	MO	1,095	612	1,770	—	300	—		—		612	2,070	2,682	382	Jul-05
St. Louis	MO	3,845	1,444	4,162	—	217	—		—		1,444	4,379	5,823	452	Aug-07
St. Louis	MO	2,735	676	3,551	—	228	—		—		676	3,779	4,455	394	Aug-07
St. Louis	MO	2,094	631	2,159	—	287	59	(a)	205	(a)	690	2,651	3,341	758	Jun-00
St. Louis	MO	1,606	156	1,313	—	366	17	(a)	151	(a)	173	1,830	2,003	530	Jun-00
Merrimack	NH	3,548	754	3,299	—	200	63	(a)	279	(a)	817	3,778	4,595	809	Apr-99
Nashua	NH	—	—	755	—	76	—		—		—	831	831	162	Jul-05
Avenel	NJ	8,080	1,518	8,037	—	218	—		24	(c)	1,518	8,279	9,797	1,316	Jan-05
Bayville	NJ	3,272	1,193	5,312	—	196	—		41	(c)	1,193	5,549	6,742	944	Dec-04
Bellmawr	NJ	6,600	3,600	4,765	—	28	75	(c)	—		3,675	4,793	8,468	214	Sep-08
Edison	NJ	5,762	2,519	8,547	—	366	—		—		2,519	8,913	11,432	2,164	Dec-01
Egg Harbor Twp.	NJ	7,588	1,724	5,001	—	610	—		—		1,724	5,611	7,335	1,384	Dec-01
Ewing	NJ	—	1,552	4,720	—	114	11	(c)	(362)	(e)	1,563	4,472	6,035	474	Mar-07
Glen Rock	NJ	3,858	1,109	2,401	—	133	113	(a)	249	(a) (c)	1,222	2,783	4,005	631	Mar-01
Hackensack	NJ	—	2,283	11,234	—	559	—		—		2,283	11,793	14,076	1,841	Jul-05
Hazlet	NJ	—	1,362	10,262	—	418	—		—		1,362	10,680	12,042	2,535	Dec-01
Hoboken	NJ	8,206	2,687	6,092	—	158	—		3	(c)	2,687	6,253	8,940	1,419	Jul-02
Howell	NJ	3,332	2,440	3,407	—	319	—		—		2,440	3,726	6,166	931	Dec-01
Iselin	NJ	3,864	505	4,524	—	360	—		—		505	4,884	5,389	1,246	Dec-01
Lawrenceville	NJ	—	3,402	10,230	—	342	—		8	(c)	3,402	10,580	13,982	1,944	Feb-04
Linden	NJ	—	1,517	8,384	—	152	—		—		1,517	8,536	10,053	1,237	Jul-05
Lumberton	NJ	3,719	831	4,060	—	126	—		22	(c)	831	4,208	5,039	754	Dec-04
Lyndhurst	NJ	6,566	2,679	4,644	—	206	250	(a)	446	(a) (c)	2,929	5,296	8,225	1,190	Mar-01
Metuchen	NJ	—	1,153	4,462	—	201	—		—		1,153	4,663	5,816	1,100	Dec-01
Monmouth Junction	NJ	5,400	1,700	5,835	—	18	—		—		1,700	5,853	7,553	143	Dec-09
Morrisville	NJ	—	2,487	7,494	—	1,091	—		11	(c)	2,487	8,596	11,083	1,589	Feb-04
Neptune	NJ	5,769	4,204	8,906	—	174	—		—		4,204	9,080	13,284	984	Nov-06
North Bergen	NJ	—	2,299	12,728	—	318	—		—		2,299	13,046	15,345	1,871	Jul-05
North Bergen	NJ	6,671	2,100	6,606	—	167	—		74	(c)	2,100	6,847	8,947	1,447	Jul-03
Old Bridge	NJ	5,195	2,758	6,450	—	655	—		—		2,758	7,105	9,863	1,745	Dec-01
Parlin	NJ	—	2,517	4,516	—	378	—		—		2,517	4,894	7,411	872	Jul-05
Parlin	NJ	4,008	—	5,273	—	274	—		—		—	5,547	5,547	1,607	May-04
Toms River	NJ	—	1,790	9,935	—	252	—		—		1,790	10,187	11,977	1,585	Jul-05
Union	NJ	—	1,754	6,237	—	178	—		78	(c)	1,754	6,493	8,247	1,118	Dec-04
Albuquerque	NM	4,090	1,298	4,628	—	585	—		—		1,298	5,213	6,511	508	Aug-07

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2010: Land	Gross carrying amount at December 31, 2010: Building and improvements	Gross carrying amount at December 31, 2010: Total	Accumulated depreciation	Date acquired or development completed
Las Vegas	NV	—	748	4,131	—	—	(748)	(g)	(4,131)	(g)	—	—	—	—	Jul-05
Las Vegas	NV	—	251	717	—	291	27	(a)	87	(a)	278	1,095	1,373	386	Feb-00
Bohemia	NY	1,630	1,456	1,398	—	318	—		—		1,456	1,716	3,172	157	Dec-07
Bronx	NY	9,817	3,995	11,870	—	511	—		28	(c)	3,995	12,409	16,404	2,170	Aug-04
Brooklyn	NY	14,338	12,993	10,405	—	88	—		—		12,993	10,493	23,486	610	Oct-08
Brooklyn	NY	6,475	2,802	6,536	—	69	—		—		2,802	6,605	9,407	106	May-10
Centereach	NY	2,163	2,226	1,657	—	93	—		—		2,226	1,750	3,976	109	Oct-08
Freeport	NY	5,592	5,676	3,784	—	—	—		—		5,676	3,784	9,460	12	Nov-10
Mount Vernon	NY	5,100	1,585	6,025	—	913	—		—		1,585	6,938	8,523	1,046	Jul-05
Mount Vernon	NY	3,451	1,926	7,622	—	551	—		33	(c)	1,926	8,206	10,132	1,739	Nov-02
Nanuet	NY	3,792	2,072	4,644	666	887	—		24	(c)	2,738	5,555	8,293	1,243	Feb-02
New Paltz	NY	3,272	2,059	3,715	—	316	—		—		2,059	4,031	6,090	664	Jul-05
New York	NY	10,263	3,060	16,978	—	580	—		—		3,060	17,558	20,618	2,602	Jul-05
Plainview	NY	5,184	4,287	3,710	—	551	—		—		4,287	4,261	8,548	1,191	Dec-00
Columbus	OH	2,888	483	2,654	—	439	—		—		483	3,093	3,576	596	Jul-05
Columbus	OH	—	601	3,336	—	—	(601)	(g)	(3,336)	(g)	—	—	—	—	Jul-05
Kent	OH	1,494	220	1,206	—	149	—		—		220	1,355	1,575	262	Jul-05
Whitehall	OH	—	374	2,059	—	—	(374)	(g)	(2,059)	(g)	—	—	—	—	Jul-05
Aloha	OR	—	1,221	6,262	—	166	—		—		1,221	6,428	7,649	971	Jul-05
King City	OR	4,550	2,520	6,845	—	33	—		—		2,520	6,878	9,398	184	Sep-09
Bensalem	PA	3,185	1,131	4,525	—	151	—		66	(c)	1,131	4,742	5,873	830	Dec-04
Bensalem	PA	—	750	3,015	—	122	—		—		750	3,137	3,887	422	Mar-06
Doylestown	PA	3,616	220	3,442	—	272	301	(a) (d)	384	(a)	521	4,098	4,619	920	Nov-99
Kennedy Township	PA	2,405	736	3,173	—	147	—		—		736	3,320	4,056	938	May-04
Philadelphia	PA	—	1,470	8,162	—	—	(1,470)	(g)	(8,162)	(g)	—	—	—	—	Jul-05
Philadelphia	PA	—	1,965	5,925	—	907	—		7	(c)	1,965	6,839	8,804	1,277	Feb-04
Pittsburgh	PA	2,798	889	4,117	—	363	—		—		889	4,480	5,369	1,206	May-04
Pittsburgh	PA	—	991	1,990	—	397	91	(a)	199	(a)	1,082	2,586	3,668	680	Aug-00
Johnston	RI	7,070	2,658	4,799	—	325	—		—		2,658	5,124	7,782	818	Jul-05
Charleston	SC	—	1,279	4,171	—	78	—		30	(c)	1,279	4,279	5,558	740	Aug-04
Columbia	SC	—	838	3,312	—	116	—		38	(c)	838	3,466	4,304	627	Aug-04
Goose Creek	SC	—	1,683	4,372	—	908	—		30	(c)	1,683	5,310	6,993	813	Aug-04
Summerville	SC	—	450	4,454	—	87	—		26	(c)	450	4,567	5,017	801	Aug-04
Cordova	TN	2,688	852	2,720	—	184	—		—		852	2,904	3,756	474	Jul-05
Cordova	TN	—	1,351	7,476	—	—	(1,351)	(g)	(7,476)	(g)	—	—	—	—	Jul-05
Cordova	TN	1,787	894	2,680	—	120	—		—		894	2,800	3,694	298	Jan-07
Memphis	TN	—	976	1,725	—	—	(976)	(g)	(1,725)	(g)	—	—	—	—	Jul-05
Memphis	TN	—	814	2,766	—	—	(814)	(g)	(2,766)	(g)	—	—	—	—	Jul-05
Nashville	TN	2,960	390	2,598	—	526	—		—		390	3,124	3,514	466	Apr-06
Allen	TX	4,406	901	5,553	—	161	—		—		901	5,714	6,615	621	Nov-06
Arlington	TX	1,635	534	2,525	—	219	—		34	(c)	534	2,778	3,312	543	Aug-04
Austin	TX	—	1,105	2,313	—	—	(1,105)	(g)	(2,313)	(g)	—	—	—	—	Jul-05
Austin	TX	5,095	870	4,455	—	178	—		35	(c)	870	4,668	5,538	832	Aug-04
Dallas	TX	—	1,010	5,547	—	—	(1,010)	(g)	(5,547)	(g)	—	—	—	—	Jul-05
Dallas	TX	11,700	1,980	12,501	—	251	—		—		1,980	12,752	14,732	1,552	May-06
Dallas	TX	2,080	337	2,216	—	370	—		—		337	2,586	2,923	397	Apr-06
Dallas	TX	7,983	4,432	6,181	—	362	—		36	(c)	4,432	6,579	11,011	1,151	Aug-04
Fort Worth	TX	2,266	631	5,794	—	136	—		31	(c)	631	5,961	6,592	1,032	Aug-04
Grand Prairie	TX	2,356	551	2,330	—	125	—		31	(c)	551	2,486	3,037	443	Aug-04
Houston	TX	—	749	4,122	—	—	(749)	(g)	(4,122)	(g)	—	—	—	—	Jul-05
Houston	TX	4,566	2,596	8,735	—	222	—		—		2,596	8,957	11,553	1,108	Apr-06
Houston	TX	—	402	1,870	—	—	—		—		402	1,870	2,272	2	Dec-10
La Porte	TX	—	1,608	2,351	—	4	—		—		1,608	2,355	3,963	3	Dec-10
Plano	TX	—	1,613	2,871	—	—	(1,613)	(g)	(2,871)	(g)	—	—	—	—	Jul-05
Plano	TX	4,615	1,010	6,203	—	229	—		—		1,010	6,432	7,442	691	Nov-06
Plano	TX	—	614	3,775	—	165	—		—		614	3,940	4,554	449	Nov-06
Rowlett	TX	2,091	1,002	2,601	—	256	—		—		1,002	2,857	3,859	344	Aug-06
San Antonio	TX	1,009	1,269	1,816	—	307	—		30	(c)	1,269	2,153	3,422	410	Aug-04
San Antonio	TX	1,168	253	1,496	—	88	—		32	(c)	253	1,616	1,869	303	Aug-04
San Antonio	TX	—	2,471	3,556	—	183	—		(408)	(f)	2,471	3,331	5,802	293	Dec-07
South Houston	TX	2,492	478	4,069	—	354	—		—		478	4,423	4,901	593	Apr-06
Kearns	UT	—	642	2,607	—	230	—		—		642	2,837	3,479	541	Jun-04
Murray	UT	—	571	986	—	2	—		—		571	988	1,559	5	Nov-10

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2010: Land	Gross carrying amount at December 31, 2010: Building and improvements	Gross carrying amount at December 31, 2010: Total	Accumulated depreciation	Date acquired or development completed
Salt Lake City	UT	—	986	3,455	—	6	—		—		986	3,461	4,447	42	Oct-10
Sandy	UT	4,119	1,349	4,372	—	226	—		—		1,349	4,598	5,947	699	Jul-05
West Jordan	UT	—	735	2,146	—	3	—		—		735	2,149	2,884	11	Nov-10
West Valley City	UT	1,850	461	1,722	—	123	—		—		461	1,845	2,306	295	Jul-05
Alexandria	VA	6,276	1,620	13,103	—	430	—		—		1,620	13,533	15,153	1,399	Jun-07
Arlington	VA	—	—	4,802	—	2	—		—		—	4,804	4,804	83	Oct-10
Burke	VA	—	2,067	4,261	—	—	(2,067)	(g)	(4,261)	(g)	—	—	—	—	Jul-05
Falls Church	VA	6,173	1,259	6,975	—	312	—		—		1,259	7,287	8,546	1,087	Jul-05
Richmond	VA	—	2,305	5,467	—	84	—		8	(c)	2,305	5,559	7,864	934	Aug-04
Stafford	VA	0	2,076	5,175	—	50	—		—		2,076	5,225	7,301	264	Jan-09
Lakewood	WA	4,600	1,917	5,256	—	148	—		—		1,917	5,404	7,321	697	Feb-06
Lakewood	WA	4,597	1,389	4,780	—	182	—		—		1,389	4,962	6,351	656	Feb-06
Seattle	WA	—	2,727	7,241	—	184	—		—		2,727	7,425	10,152	1,107	Jul-05
Tacoma	WA	3,428	1,031	3,103	—	124	—		—		1,031	3,227	4,258	437	Feb-06
Other corporate assets		—	849	2,202	—	6,960	(849)	(d)	—		—	9,162	9,162	2,699	Various
Construction in progress		—	—	—	—	37,083	—		—		—	37,083	37,083	—	
Intangible tenant relationships and lease rights		—	—	38,407	—	—	—		—		—	38,407	38,407	32,772	Various
		$871,403	$558,748	$1,695,988	$666	$133,869	$(41,125)		$(112,702)		$518,289	$1,717,155	$2,235,444	$263,042	

(a) Adjustments relate to the acquisition of joint venture partners interests

(b) Adjustment relates to partial disposition of land

(c) Adjustment relates to asset transfers between land, building and/or equipment

(d) Adjustment relates to asset transfers between entities

(e) Adjustment relates to impairment charge

(f) Adjustment relates to a purchase price adjustment

(g) Adjustment relates to sale of assets to an unconsolidated joint venture in which the Company is a partner

(h) Adjustment relates to deconsolidation of property

Extra Space Storage Inc.

Schedule III

Real Estate and Accumulated Depreciation

(Dollars in thousands)

Activity in real estate facilities during the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Operating facilities			
Balance at beginning of year	$2,249,262	$2,121,257	$1,923,182
Acquisitions	89,750	21,764	110,258
Improvements	16,563	31,652	32,487
Transfers from construction in progress	33,407	78,148	55,824
Dispositions and other	(190,621)	(3,559)	(494)
Balance at end of year	$2,198,361	$2,249,262	$2,121,257
Accumulated depreciation:			
Balance at beginning of year	$ 233,830	$ 182,335	$ 131,805
Depreciation expense	48,665	50,530	49,031
Dispositions and other	(19,453)	965	1,499
Balance at end of year	$ 263,042	$ 233,830	$ 182,335
Construction in progress			
Balance at beginning of year	$ 34,427	$ 58,734	$ 49,945
Current development	36,063	67,301	64,344
Transfers to operating facilities	(33,407)	(78,148)	(55,824)
Dispositions and other	—	(13,460)	269
Balance at end of year	$ 37,083	$ 34,427	$ 58,734
Net real estate assets	$1,972,402	$2,049,859	$1,997,656

The aggregate cost of real estate for U.S. federal income tax purposes is $2,117,151.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(i) Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have a disclosure committee that is responsible for considering the materiality of information and determining the disclosure obligations of the Company on a timely basis. The disclosure committee meets quarterly and reports directly to our Chief Executive Officer and Chief Financial Officer.

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

(ii) Internal Control over Financial Reporting

(a) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young LLP, has issued the following attestation report over our internal control over financial reporting.

(b) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Extra Space Storage Inc.

We have audited Extra Space Storage Inc.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Extra Space Storage Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2010, and 2009 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the period ended December 31, 2010 of Extra Space Storage Inc. and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Salt Lake City, Utah
February 25, 2011

(c) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item is incorporated by reference to the information set forth under the captions "Executive Officers," and "Information About the Board of Directors and its Committees" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2010.

We have adopted a Code of Business Conduct and Ethics in compliance with rules of the SEC that applies to all of our personnel, including our board of directors, Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Business Conduct and Ethics is available free of charge on the "Investor Info—Corporate Governance" section of our web site at www.extraspace.com. We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our web site at the address and location specified above.

The board of directors has adopted Corporate Governance Guidelines and charters for our Audit Committee and Compensation, Nominating and Governance Committee, each of which is posted on our website at the address and location specified above. Investors may obtain a free copy of the Code of Business Conduct and Ethics, the Corporate Governance Guidelines and the committee charters by contacting the Investor Relations Department at 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121, Attn: Clint Halverson or by telephoning (801) 562-5556.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the information set forth under the captions "Executive Compensation" and "Security Ownership of Directors and Officers" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions is incorporated by reference to the information set forth under the captions "Information about the Board of Directors and its Committees" and "Certain Relationships and Related Transactions" in our Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2010.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accountant fees and services is incorporated by reference to the information set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2010.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) and (2). All Financial Statements and Financial Statement Schedules filed as part of this Annual Report on 10-K are included in Item 8—"Financial Statements and Supplementary Data" of this Annual Report on 10-K and reference is made thereto.

(3) The following documents are filed or incorporated by references as exhibits to this report:

Exhibit Number	Description
2.1	Purchase and Sale Agreement, dated May 5, 2005 by and among Security Capital Self Storage Incorporated, as seller and Extra Space Storage LLC, PRISA Self Storage LLC, PRISA II Self Storage LLC, PRISA III Self Storage LLC, VRS Self Storage LLC, WCOT Self Storage LLC and Extra Space Storage LP, as purchaser parties and The Prudential Insurance Company of America (incorporated by reference from Exhibit 2.1 of Form 8-K filed on May 11, 2005).
3.1	Amended and Restated Articles of Incorporation of Extra Space Storage Inc.(1)
3.2	Articles of Amendment dated September 28, 2007 (incorporated by reference from Exhibit 3.1 of Form 8-K filed on October 3, 2007).
3.3	Amended and Restated Bylaws of Extra Space Storage Inc.(incorporated by reference from Exhibit 3.1 of Form 8-K filed on May 26, 2009)
3.4	Second Amended and Restated Agreement of Limited Partnership of Extra Space Storage LP (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 26, 2007).
3.5	Declaration of Trust of ESS Holdings Business Trust I.(1)
3.6	Declaration of Trust of ESS Holdings Business Trust II.(1)
4.1	Junior Subordinated Indenture dated as of July 27, 2005, between Extra Space Storage LP and JPMorgan Chase Bank, National Association, as trustee (incorporated by reference from Exhibit 4.1 of Form 8-K filed on August 2, 2005).
4.2	Amended and Restated Trust Agreement, dated as of July 27, 2005, among Extra Space Storage LP, as depositor and JPMorgan Chase Bank, National Association, as property trustee, Chase Bank USA, National Association, as Delaware trustee, the Administrative Trustees named therein and the holders of undivided beneficial interest in the assets of ESS Statutory Trust III (incorporated by reference from Exhibit 4.2 of Form 8-K filed on August 2, 2005).
4.3	Junior Subordinated Note (incorporated by reference from Exhibit 4.3 of Form 10-K filed on February 26, 2010)
4.4	Trust Preferred Security Certificates (incorporated by reference from Exhibit 4.4 of Form 10-K filed on February 26, 2010)
4.5	Indenture, dated March 27, 2007 among Extra Space Storage LP, Extra Space Storage Inc. and Wells Fargo Bank, N.A., as trustee, including the form of 3.625% Exchangeable Senior Notes due 2027 and form of guarantee (incorporated by reference from Exhibit 4.1 of Form 8-K filed on March 28, 2007).
10.1	Registration Rights Agreement, by and among Extra Space Storage Inc. and the parties listed on Schedule I thereto.(1)
10.2	License between Centershift Inc. and Extra Space Storage LP.(1)

Exhibit Number	Description
10.3	2004 Long-Term Compensation Incentive Plan as amended and restated effective March 25, 2008 (incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed on April 14, 2008)
10.4	Extra Space Storage Performance Bonus Plan.(1)
10.5	Amended and Restated Employment Agreement dated August 28, 2008, by and between Extra Space Storage Inc. and Kent W. Christensen (incorporated by reference from Exhibit 10.2 of Form 8-K filed on September 4, 2008).
10.6	Amended and Restated Employment Agreement dated August 28, 2008, by and between Extra Space Storage Inc. and Charles L. Allen (incorporated by reference from Exhibit 10.4 of Form 8-K filed on September 4, 2008).
10.7	Form of 2004 Long Term Incentive Compensation Plan Option Award Agreement for Employees with employment agreements. (incorporated by reference from Exhibit 10.11 of Form 10-K filed on February 26, 2010)
10.8	Form of 2004 Long Term Incentive Compensation Plan Option Award Agreement for employees without employment agreements. (incorporated by reference from Exhibit 10.12 of Form 10-K filed on February 26, 2010)
10.9	Form of 2004 Non-Employee Directors Share Plan Option Award Agreement for Directors. (incorporated by reference from Exhibit 10.13 of Form 10-K filed on February 26, 2010)
10.10	Joint Venture Agreement, dated June 1, 2004, by and between Extra Space Storage LLC and Prudential Financial, Inc.(1)
10.11	Extra Space Storage Non-Employee Directors' Share Plan (incorporated by reference from Exhibit 10.22 of Form 10-K/A filed on March 22, 2007).
10.12	Purchase Agreement, dated June 20, 2005, among Extra Space Storage Inc. and the investors named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 24, 2005).
10.13	Registration Rights Agreement, dated June 20, 2005, among Extra Space Storage Inc. and the investors named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 24, 2005).
10.14	Purchase Agreement, dated as of July 27, 2005, among Extra Space Storage LP, ESS Statutory Trust III and the Purchaser named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on August 2, 2005).
10.15	Purchase Agreement, dated as of July 27, 2005, among Extra Space Storage LP, ESS Statutory Trust III and the Purchaser named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on August 2, 2005).
10.16	Amended and Restated Employment Agreement dated August 28, 2008, by and between Extra Space Storage Inc. and Karl Haas (incorporated by reference from Exhibit 10.3 of Form 8-K filed on September 4, 2008).
10.17	Registration Rights Agreement, dated March 27, 2007, among Extra Space Storage LP, Extra Space Storage Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference from Exhibit 10.1 of Form 8-K filed on March 28, 2007).

Exhibit Number	Description
10.18	Contribution Agreement, dated June 15, 2007, among Extra Space Storage LP and various limited partnerships affiliated with AAAAA Rent-A-Space. (incorporated by reference from Exhibit 10.23 of Form 10-K filed on February 26, 2010)
10.19	Promissory Note, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.2 of Form 8-K filed on June 26, 2007).
10.20	Pledge Agreement, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.3 of Form 8-K filed on June 26, 2007).
10.21	Registration Rights Agreement among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe. (incorporated by reference from Exhibit 10.26 of Form 10-K filed on February 26, 2010)
10.22	First Amendment to Contribution Agreement and to Agreement Regarding Transfer of Series A units among Extra Space Storage LP, various limited partnerships affiliated with AAAAA Rent-A-Space, H. James Knuppe and Barbara Knuppe, dated September 28, 2007. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on October 3, 2007).
10.23	2004 Long Term Incentive Compensation Plan Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.2 of Form 10-Q filed on November 7, 2007).
10.24	First Amendment to Extra Space Storage Inc. 2004 Non-Employee Directors' Share Plan (incorporated by reference from Exhibit 10.4 of Form 10-Q filed on November 7, 2007).
10.25	Loan Agreement between ESP Seven Subsidiary LLC as Borrower and General Electric Capital Corporation as Lender, dated October 16, 2007. (incorporated by reference from Exhibit 10.30 of Form 10-K filed on February 26, 2010)
10.26	Subscription Agreement, dated December 31, 2007, among Extra Space Storage LLC and Extra Space Development, LLC. (incorporated by reference from Exhibit 10.31 of Form 10-K filed on February 26, 2010)
10.27	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Extra Space Storage LP, dated September 18, 2008. (incorporated by reference from Exhibit 10.32 of Form 10-K filed on February 26, 2010)
10.28	Revolving Promissory Note between Extra Space Properties Thirty LLC and Bank of America as Lender, dated February 13, 2009 (incorporated by reference from Exhibit 10.33 of Form 10-K filed on February 26, 2010)
10.29	Revolving Line of Credit between Extra Space Properties Thirty LLC and Bank of America as Lender, dated February 13, 2009 (incorporated by reference from Exhibit 10.34 of Form 10-K filed on February 26, 2010)
10.30	Extra Space Storage Inc. Executive Change in Control Plan (incorporated by reference to Exhibit 10.1 of Form 8-K filed on August 31, 2011).
14.0	Code of Business Conduct and Ethics adopted May 23, 2007 (incorporated by reference from the Definitive Proxy Statement on Form 14A filed on April 14, 2008.)
21.1	Subsidiaries of the Company(2)
23.1	Consent of Ernst & Young LLP(2)

Exhibit Number	Description
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(2)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(2)
32	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)
101	Financial statements from the annual report on Form 10-K of Extra Space Storage Inc. for the fiscal year ended December 31, 2010, filed on February 25, 2011, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements tagged as blocks of text.

(1) Incorporated by reference from our Registration Statement on Form S-11 (File No. 333-115436 dated August 11, 2004).

(2) Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2011

EXTRA SPACE STORAGE INC.

By: /s/ SPENCER F. KIRK

Spencer F. Kirk
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 25, 2011

By: /s/ SPENCER F. KIRK

Spencer F. Kirk
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: February 25, 2011

By: /s/ KENT W. CHRISTENSEN

Kent W. Christensen
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: February 25, 2011

By: /s/ P. SCOTT STUBBS

P. Scott Stubbs
Senior Vice President Finance and Accounting
(Principal Accounting Officer)

Date: February 25, 2011

By: /s/ JOSEPH D. MARGOLIS

Joseph D. Margolis
Director

Date: February 25, 2011

By: /s/ ROGER B. PORTER

Roger B. Porter
Director

Date: February 25, 2011

By: /s/ K. FRED SKOUSEN

K. Fred Skousen
Director

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corporate information

Corporate Headquarters
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121
Tel (801) 562-5556

Transfer Agent
American Stock Transfer & Trust
New York City, New York

Independent Auditors
Ernst & Young LLP
Salt Lake City, Utah

Legal Counsel
Latham & Watkins LLP
San Diego, California

Stock Information
The Company's common stock trades on the New York Stock Exchange (NYSE) under the symbol EXR.

Annual Meeting of Stockholders
The Company's annual meeting of stockholders will be held on May 17, 2011 at the Marriott Residence Inn located at 6425 South 3000 East, Salt Lake City, UT 84121.

Form 10-K Information
A copy of the Company's Form 10-K, filed with the Securities Exchange Commission, will be furnished, free of charge on written request to:

Investor Relations
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

A fully downloadable version of the Company's annual report can also be found in the investor relations section of the Company's web site at www.extraspace.com

Management Team

Spencer F. Kirk
Chairman of the Board
Chief Executive Officer

Kent W. Christensen
Executive Vice President
Chief Financial Officer

Karl Haas
Executive Vice President
Chief Operating Officer

Charles L. Allen
Executive Vice President
Chief Legal Officer

Bruce Boucher
Senior Vice President
Human Resources

Bill Hoban
Senior Vice President
Information Technology

James Overturf
Senior Vice President
Marketing & Corporate Communications

Samrat Sondhi
Senior Vice President
Revenue Management

Jim Stevens
Senior Vice President
Acquisitions

P. Scott Stubbs
Senior Vice President
Finance and Accounting

Board of Directors

Spencer F. Kirk
Chairman of the Board and
Chief Executive Officer
Extra Space Storage Inc.

Anthony Fanticola
Retired Chairman and
Chief Executive Officer
A. Fanticola Companies, Inc.

Joseph D. Margolis
Co-founder and Partner
Arsenal Real Estate Funds

Roger B. Porter
IBM Professor of Business and Government
Harvard University

K. Fred Skousen
Advancement Vice President
Brigham Young University
Retired

Hugh W. Horne
President and Chief Executive Officer
Storageworld, L.P.
Storage Spot, Inc.

Kenneth M. Woolley
Founder and Former Chairman of the Board and
Chief Executive Officer
Extra Space Storage Inc.


EST 1977
ExtraSpace
Storage

Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, UT 84121
www.extraspace.com
NYSE Symbol: EXR